
10012113



UNIVERSAL
ELECTRONICS INC.
ANNUAL REPORT

09


UEI

**BRIDGING THE GAP BETWEEN TECHNOLOGY AND NEEDS.** CONSUMERS AND CUSTOMERS ARE THE DRIVING FORCE FOR ALL OF OUR TECHNOLOGICAL IDEAS AND APPLICATIONS. UEI LISTENS DILIGENTLY AND TURNS OUT SOLUTIONS ACCORDINGLY.

At UEI, we are obsessed with a certain kind of technology; the kind that makes people's lives infinitely simpler.

Our products are designed to cut through the complexity; utility sits up front, ego sits in back.

We start with a simple premise. We ask people, "What do you want our products to do for you?" They tell us; we apply it; and amazing things happen.

We're obsessed with advancing the power of simplicity, and coming up with the most efficient, practical, and cost effective solutions.

## A PARTIAL LIST OF UEI'S GLOBAL CUSTOMER BASE

### *Subscription Broadcasting*

Airtel
Astro
Cablevision
Caiway
Canadian Cable Systems Alliance
Charter
Chungwa Telecom
Comcast
Cox Communications
DIRECTV
Dish Network
Echostar
Foxtel
Lodgenet
Motorola
Multichoice
PCCW
Reliance
Rogers
Scientific Atlanta
BSkyB
Sky Italia
Sky PerfecTV!
Time Warner Cable
Yes HD

### *Consumer Electronics*

Bose
Denon
Escient
Microsoft
Mitsubishi Electric
Monster
Onkyo
Panasonic
Philips
Sony
Vizio
Yamaha

### *Consumer Accessories*

Argos
Auchan
Audiovox
Best Buy
Carrefour
Costco
Crestron
Dixons
El Corte Ingles
Jasco
Littlewoods
Media Markt
Wal-Mart

**SUCCESS BELONGS TO THE EFFICIENT.** INVESTING IN THE MOST ADVANCED MICROPROCESSOR TECHNOLOGY GETS US TO THE NEXT GENERATION OF WIRELESS CONTROLS QUICKER. STRATEGIC PARTNERSHIPS HELP EXPAND OUR BUSINESS IN EXCITING NEW WAYS. GOING GLOBAL HELPS US LEVERAGE OUR REACH TO MAKE THE MOST OUT OF EVERY OPPORTUNITY.

UEI is a truly global enterprise as diverse and collegial in the makeup of our employee teams as we are in the people, partners, and markets we serve.

And while we have unquestionably broadened our reach along with our products and services, today's UEI is simply the latest expression of an idea that has never changed: we are still obsessed with turning technology into solutions for customers everywhere.

# The art of turning technology into solutions


1
2
3

Life is complicated enough. Do you really need one more complication to take time away from the things you truly enjoy? Things like your family, your friends, or the time you set aside to watch TV, listen to your music, surf the Internet, or just dim the lights and relax? UEI excels at making control technology simple. It helps all of the components in your home perform effortlessly together. Imagine technology that easy.



1

*Control*

Consolidating and simplifying control of home devices demands the ability to understand and control every device in your home. Our global database of control codes and how it's delivered is vital to utilizing every feature in a device—and assuring compatibility of universal controllers. UEI owns over 180 innovative control patents, has over 200 customers worldwide in OEM, Subscription Broadcast, and retail markets, and counts over 20 years experience in leading edge control technology. We've got things under control.

2

*Connectivity*

A single wireless solution does not address all of the applications and devices connected in the home. UEI's approach? Create customized solutions based on their intended applications and uses. This ensures simplified, interactive setup and gives the user a personal sense of control. A diverse set of connecting technologies is available, from infrared (IR) to radio frequency (RF), and from Bluetooth® to Wi-Fi®. UEI has the expertise to match the right technology to the right solution. What new technology is coming up next? How about smart, wireless and wired translators seamlessly connecting all of the various "ecosystems" in the home?

3

*Interactivity*

The content explosion in the home is astounding. From Internet, to cable, to satellite, to direct-to-home, the options for accessing content are ever-changing and ever-evolving. The more intuitive and interactive the experience, the more likely the user is to stay engaged. The handheld controller is key to this experience. UEI has a multitude of advanced; interactive navigation solutions, such as familiar 1-D list navigation, 2-D click or flick navigation and selection; full, on-screen cursor control and easy text entry; and pointing devices for true 3-D navigation and interactive gaming. What's on the horizon? Intelligent remotes that configure themselves based on consumer habits.

# UEI understands every facet of the wireless control technology domain. We speak every code imaginable—fluently—having translated it from virtually every make and every model. Over 180 innovative control patents enrich this astounding device control database; the most respected in the world.

**WHAT MAKES OUR DEVICES TICK?** At the heart of each solution is an array of sophisticated, yet practical engineering. Layers of intelligence that encompass a multitude of protocols, brand and model relationships, extended metadata mappings, and visual characteristics of the remote, all meshing seamlessly. The exponential growth of this professionally and globally maintained database underscores the intelligent architecture upon which it rests. Key to this design is UEI's ability to deliver the Global Device Control Database through: embedded chip solutions; connected device widgets; online services such as EZ-RC® Remote Control Setup Wizard and Code Finder; remote control applications on smart devices; and embedded applications such as UEI's QuickSet and QuickSearch.

UEI QuickSet represents the best of both worlds for consumers: ease of setup and ease of use. UEI's automated remote control setup solution, powered by back-end data services, removes all of the usual programming issues by substituting an on-screen wizard for that sometimes complex manual, and sending the configuration to the remote over a 2-way wireless connection.

**MORE INGENUITY.** Consumers can enable volume and channel lock settings, backlight timeout, master power macros, and more. They have live access to UEI's growing library of device codes with over 451,000 functions, so the remote won't become obsolete. UEI QuickSet seamlessly supports bidirectional IR and RF protocols so the application and infrastructure remain "future proof" as protocols evolve. Replacement remotes can be programmed exactly as the original in a matter of seconds. Setting up a remote can't get much easier.

WHAT MAKES OUR CONTROL DEVICES SO LEADING EDGE? THE LAYERS OF INTELLIGENCE INSIDE.

## UEI QUICKSET: SIMPLE, ON SCREEN SET UP.

1. START THE ON-SCREEN WIZARD.
2. USE YOUR REMOTE TO WALK THROUGH THE SIMPLE INSTRUCTIONS.
3. THE TARGET DEVICE PROGRAMS YOUR REMOTE FOR YOU THROUGH THE WIRELESS TWO-WAY CONNECTION.

# We empower people with intelligent solutions to keep things simple. We are the architects of the connected home.

**THE LIVING ROOM IS THE PLACE WE GO TO RELAX.** It's also our personal multimedia universe. At UEI, we are the innovators of control and happy to share what we know; how to manage easy control over a collection of distinct devices; how to get those devices to synch up and work together; how to fully utilize emerging technology; and how to stay in control of the exponential growth in functionality. That's a huge to do list, and only the most intelligent interface technology can deliver.

UEI's early expertise in IR naturally led us to build a strong RF portfolio that meets the growing need to both access and control content in the home. UEI began building RF solutions in 1992. Our RF solutions enable a range of user applications: wireless transfer, streaming digital media, remote control browsing, operation of in-home lighting, and universal control of an IR-device without line of sight. We build one-way custom RF solutions based on our ASK and FSK technology, two-way RF solutions based on standards such as Z-wave®, ZigBee®, Wi-Fi®, and proprietary solutions for upcoming standards. Case in point, the 802.15.4 compliant platforms can be extended to the more energy efficient RF4CE. Likewise, Bluetooth enables interoperability with a standard large system of connected devices in the home. Among them are game consoles, set-top boxes, smartphones, and wireless headsets, all promising exciting new applications. UEI can optimize any of these to meet basic to highly interactive customer application requirements.

Other building blocks of note include XMP2 (eXtensible Multimedia Protocol) two-way IR that is designed for interactive applications, and services. It is employed by consumer electronics partner Onkyo to enable our automated remote control setup solution, UEI QuickSet, in a line of receivers, and by DIRECTV® to control H24 and HR24D set top boxes.



WHILE OTHERS PERFECT THE PIXELS, WE ARE CONNECTING THE DIGITAL DOTS.

## A PROLIFERATION OF HOME DEVICES AND CONTENT

THE EXPANSION OF TECHNOLOGY IN THE HOME CREATES A WIDE RANGE OF TECHNOLOGY CHOICES FOR CONSUMERS. MANAGING THIS TECHNOLOGY REQUIRES THE GUIDANCE OF AN EXPERT, ONE WHO KNOWS CONTROL DEVICES, TECHNOLOGIES, AND COMMUNICATION PROTOCOLS—AN EXPERT LIKE UEI THAT HAS BEEN A LEADER FOR OVER 20 YEARS.

3 *Interactivity*

# Home is the center of our digital entertainment culture. The average American household owns 23 CE products and has a growing appetite for more. UEI is at the center, providing simple, more intuitive, and engaging ways for people to interact with the explosion of content coming to home entertainment systems worldwide.



**BEFORE WE DESIGN** the most engaging interactive navigation solutions, we go to the most knowledgeable and valuable source we know: people who use these products. This has led to an advanced series of practical interactive navigational devices.

Among them are UEI's next generation remote, Dolphin, which translates all hand movements into on-screen cursor movements, making navigations as simple as pointing and clicking, and Scepter, which offers an ideal pointing device for true 3D navigation.

Glimmer is a demonstration platform that allows customers to experience new technologies in working remotes by integrating IR and Bluetooth compatible chip solutions. This combination leverages an entire network of existing home devices so they can connect and interact with a multitude of other Bluetooth-enabled devices. These range from next-generation set-top boxes to game consoles to SmartPhones. This provides a foundation for other intriguing and powerful applications to emerge. Glimmer2 uses a full touchpad to simplify the familiar remote key layout without sacrificing any functionality. It also provides full on-screen cursor control and an easy text entry keyboard.

The litmus test for all these devices is ease of setup, ease of use, and an uncompromising remote control experience.

TOUCHPADS ARE A COMMON NAVIGATIONAL DEVICE IN MANY PERSONAL COMPUTERS. **GLIMMER 2** APPLIES A FULL TOUCHPAD, FULL ON-SCREEN CURSOR CONTROL, AN EASY TEXT ENTRY KEYBOARD, AND ALL OF THE FAMILIAR FUNCTIONS OF A STANDARD CONTROL DEVICE.





TV
PC
MEDIA
SHIFT
EXIT
BACK
AV
PARK
SELECT
VOL +
VOL -
CH +
CH -
RECORD
3 def


IT'S A SIMPLE PROPOSAL. WE WANT TO SEE AS MANY PEOPLE GET ENGAGED AS POSSIBLE.

**NAVIGATING THE EXPLOSION OF CONTENT:** WITH VIDEO-ON-DEMAND, IPTV, AND OTHER BROADBAND SERVICES ON THE RISE, TELEVISION CONTINUES TO GROW AS THE CENTRAL ENTERTAINMENT HUB. THE DOLPHIN REMOTE WITH POINT AND CLICK TECHNOLOGY MAKES NAVIGATION AND SELECTION EASIER THAN EVER BY CHANGING THE WAY VIEWERS INTERACT WITH CONTENT.


yes
yes HD

WHERE DOES IT GO FROM HERE? *CREATIVE, SUSTAINABLE DESIGNS, AND ENGINEERING LIKE THIS* UNIQUELY DESIGNED, RECHARGEABLE SOLUTION FOR YES HD, KEEPS UNIVERSAL ELECTRONICS AT THE FOREFRONT OF HAND HELD REMOTE CONTROLS. FUTURE POSSIBILITIES ARE BOUNDLESS.

We live at net speed and work in a "real time" world. That's the nature of our business. But we also think about the future.

To help in that quest, UEI continues to empower its Innovations Group to constantly imagine the possibilities. We set objectives. We expect accomplishments, blue sky, yet down-to-earth.

We envision the future as a place where UEI products, services, and technologies will flourish. Part of that success will come from the insights we draw from our customers. Part from continued growth of our own knowledge. And part from the strong partnerships we've developed with leading industry players.

We envision the future as a place where sustainable products make their way into everyday life. And we reach for solutions yet to be imagined.

## *Dear Stockholders*

I am pleased to report that Universal Electronics Inc. achieved a record revenue year in 2009. Net sales reached a milestone level, topping $300 million at $317.6 million for the full year 2009. This is up from $287.1 million the previous year. The fourth quarter 2009 revenue of $84.9 million was a quarterly record for revenue.

2009 represents the eighth straight year of continuous revenue growth from just over $100 million in 2002 to over $300 million in 2009, a threefold increase, and marks the company's 12th straight year of profitability. These results would be impressive in a normal economic environment, but in today's challenging times, perhaps even more so.

**STRATEGIC EXPANSION:** UEI purchased assets from Zilog Inc. in February 2009, acquiring the company's universal remote control software technology, intellectual property, full library database of codes, software tools, personnel, and related assets. This acquisition expands the breadth and depth of UEI's customer base in both subscription broadcasting and original equipment manufacturing and strengthens our position, especially in Asia. Through additional patents and software, we have further strengthened our leadership position as a provider of wireless control solutions for which our customers will see immediate benefits. We also expanded our relationship with Maxim Integrated Products, a world-class, leading provider of high performance semiconductor products. Maxim brings new options to UEI's current array of diverse and powerful microcontrollers.

**MAJOR CUSTOMER WIN:** In the business segment, UEI extended its reach by adding Echostar, one of the world's largest satellite dish technology and set-top box equipment providers as a new customer. This partnership broadens UEI's market share in the subscription TV industry.

**UEI QUICKSET DEBUTS, SIMPLIFYING REMOTE SETUP:** Introduced in Fall 2009 on consumer electronics giant Onkyo's latest line of receivers, UEI QuickSet turns UEI technology into a solution for one of the most frustrating problems people face: setting up their remote to communicate with their TV and other home theater devices.

UEI QuickSet makes setting up a universal remote effortless by using interactive on-screen menus. People can say goodbye to the sometimes frustrating and lengthy user manual and replace it with a simple, on-screen set up process. UEI Quickset offers the

**8 YEARS OF REVENUE GROWTH:** SINCE 2002 REVENUES HAVE GROWN CONTINUOUSLY, INCREASING THREEFOLD FROM $103.9 MILLION TO $317.6 MILLION. 2009 ALSO MARKS THE COMPANY'S 12TH STRAIGHT YEAR OF PROFITABILITY.



IN MILLIONS
$350
$300
$250
$200
$150
$100
$103.9
$120.5
$158.4
$181.3
$235.8
$272.7
$287.1
$317.6
2002
2003
2004
2005
2006
2007
2008
2009

additional benefit of saving the settings that have been programmed into the remote. This enables consumers to transfer the setup configurations to a replacement remote. No more reprogramming required.

Our solution to the programming issue was to apply technology to simplify the viewer's life. Installers benefit too. UEI QuickSet's simple, turnkey operation translates into fewer service calls and lower operating costs.

**UNIVERSAL SOLUTIONS VIA UNIVERSAL ELECTRONICS:** Our vision—to be the interface for the connected home—and our mission—to turn technology into solutions to make it easy for users to connect, control, and interact with entertainment, information and other emerging services—is being played out through a variety of new technologies. UEI has more than a decade of experience developing advanced wireless solutions like RF for connectivity in the home.

We continue to invest resources in new and emerging technologies and applications that show promise in delivering solutions to consumer needs. Likewise, UEI has multiple advanced Point & Click control solutions and introduced innovative new products in 2009.

In addition to our strength in innovative product solutions, UEI also continues to be recognized for its fiscal responsibility. For the fourth straight year, UEI was named to *Forbes* "200 Best Small Companies in America", based on return on equity, sales growth, profit growth over the past 12 months and five-year period. We were also named one of "America's Most Trustworthy Companies" for the third year by *Forbes.com*, a ranking based on transparent accounting and conservative accounting procedures.

**WHAT WE DO AND WHY IT MATTERS:** It is estimated that more than 250 million people touch our technology every week. This is a clear acknowledgement of something on which UEI has placed a high value since day one: affordable utility.

We are convinced technology is only valuable when measured by its ability to provide solutions to the problems of the people, partners, and industries we serve—simply, quickly, intelligently, effortlessly, affordably, and repeatedly.

**DRAWING STRENGTH FROM OUR DIVERSITY:** The reason for our success in 2009 is no mystery. It stands squarely on the shoulders of our people. This is an enterprise of bright, confident, energetic, innovative and diverse individuals—intellectually as well as geographically—who show a tireless willingness to try something new.

Ideas can come from anywhere. In our global company, they consistently do—California, Ohio, The Netherlands, India, Singapore, and Hong Kong.



But they all come from collaboration and a healthy competition to deliver the very best solutions. It's all about diligence, efficiency, and effort. We have made it a system-wide priority to deliver our world-class products and services reliably and economically to meet customer needs across multiple international markets.

**KEEPING OUR EYE ON THE BALL:** To stay successful, UEI continues to focus on the basics that work; maintaining strong existing customer relationships and bringing in new business opportunities by delivering innovative, customer friendly solutions. This sounds like a simple strategy but it takes lots of hard work and dedication from UEI employees worldwide; our board of directors; and the support of our partners. Thank you. And thank you to our stockholders for your trust and support.

Sincerely,

Paul Arling

**PAUL ARLING** | *Chairman and Chief Executive Officer*



UNIVERSAL ELECTRONICS INC.

*Financial Review*



**FORWARD-LOOKING STATEMENTS:** This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations", contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. Forward-looking statements include but are not limited to any projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share repurchases or other financial items; plans, strategies and objectives of management for future operations; expected development or relating to products or services; future economic conditions or performance; pending claims or disputes; expectation or belief; and assumptions underlying any of the foregoing.

These forward-looking statements are based upon management's assumptions. While we believe the forward-looking statements made in this report are based upon reasonable assumptions, any assumption is subject to a number of risks and uncertainties. If these risks and uncertainties ever materialize and management's assumptions prove incorrect, our results may differ materially from those expressed or implied by these forward-looking statements and assumptions. Further, any forward-looking statement speaks only as of the date the statement is made. We are not obligated to update forward-looking statements to reflect unanticipated events or circumstances occurring after the date the statement was made. New factors emerge from time to time. It is not possible for management to predict or assess the impact of all factors on the business, or the extent they may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

Management assumptions that are subject to risks and uncertainties include those that are made about macroeconomic and geopolitical trends and events; foreign currency exchange rates; the execution and performance of contracts by customers, suppliers and partners; the challenges of managing asset levels, including inventory; the difficulty of aligning expense levels with revenue changes; the outcome of pending legislation and accounting pronouncements; and other risks described in this report, including those discussed in "Risk Factors", and described in our Securities and Exchange Commission filings subsequent to this report.

# Business

## *Business of Universal Electronics Inc.*

Universal Electronics Inc. was incorporated under the laws of Delaware in 1986 and began operations in 1987. The principal executive offices are located at 6101 Gateway Drive, Cypress, California 90630. As used herein, the terms "we", "us" and "our" refer to Universal Electronics Inc. and its subsidiaries unless the context indicates to the contrary.

Additional information regarding UEI may be obtained at www.uei.com.

## *Business Segment*

**OVERVIEW:** Universal Electronics Inc. is a provider of a broad line of products, software, and technologies that are marketed to enhance home entertainment systems. Our offerings include the following:

- easy-to-use, pre-programmed universal infrared ("IR") and radio frequency ("RF") remote controls that are sold primarily to multiple systems operators ("MSOs"), consumers, original equipment manufacturers ("OEMs"), and private label customers,
- audio-video ("AV") accessories sold to consumers,
- integrated circuits, on which our software and universal IR remote control database is embedded, sold primarily to OEMs and private label customers,
- intellectual property which we license primarily to OEMs, software development companies, private label customers, and MSOs, and
- software, firmware and technology solutions that can enable devices such as TVs, set-top boxes, stereos, automotive audio systems, cell phones and other consumer electronic devices to wirelessly connect and interact with home networks and interactive services to deliver digital entertainment and information.

Our business is comprised of one reportable segment.

**PRINCIPAL PRODUCTS AND MARKETS:** Our principal markets include MSOs in the cable and satellite subscription broadcasting markets, as well as OEM, private label, retail and custom installer companies that operate in the consumer electronics market.

We provide MSOs (cable, satellite and Internet protocol television providers) both domestically and internationally, with our universal remote control devices and integrated circuits, on which our software and IR code database is embedded, to support the demand associated with the deployment of digital set-top boxes that contain the latest technology and features. We also sell our universal remote control devices and integrated circuits, on which our software and IR code database is embedded, to OEMs that manufacture wireless control devices, cable converters or satellite receivers.

For the years ended December 31, 2009, 2008, and 2007, our sales to DIRECTV® and its sub-contractors collectively accounted for 21.1%, 19.3% and 16.9% of our net sales, respectively. Our sales to Comcast Communications, Inc. and its sub-contractors collectively accounted for 11.3%, 13.4% and 13.3% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively. No other single customer accounted for 10% or more of our net sales in 2009, 2008, or 2007.

We continue to pursue further penetration of the more traditional OEM consumer electronics markets. Customers in these markets generally package our wireless control devices for resale with their AV home entertainment products. We also sell customized chips, which include our software and/or customized software packages, to these customers. Growth in this line of business has been driven by the proliferation and increasing complexity of home entertainment equipment, emerging digital technology, multimedia and interactive internet applications, and the increasing number of OEMs.

We continue to place significant emphasis on expanding our sales and marketing efforts to subscription broadcasters and OEMs in Asia, Latin America and Europe. We will continue to add new sales people to support anticipated sales growth in these markets over the next few years.

In the international retail markets, our One For All® brand name remote control and accessories accounted for 12.6%, 15.6%, and 17.9% of our total net sales for the years ended December 31, 2009, 2008, and 2007, respectively. Throughout 2009, we continued our international retail sales and marketing efforts. Financial information relating to our international operations for the years ended December 31, 2009, 2008, and 2007 is included in "Notes to Consolidated Financial Statements-Note 14".

During the second quarter of 2008 we signed an agreement with Audiovox Accessories Corporation to be the exclusive supplier of embedded microcontrollers and infrared database software for Audiovox's complete line of RCA universal remote controls sold in the North American retail market. We also agreed to develop remote controls in the future for existing brands in the Audiovox lineup and granted Audiovox an exclusive license to sell and distribute our One For All® brand remote controls and accessories in North America.

**TECHNOLOGY:** We hold a number of patents in the United States and abroad related to our products and technology, and have filed domestic and foreign applications for other patents that are pending. We had a total of 187 and 148 issued and pending United States patents at the end of 2009 and 2008, respectively. The increase in the number of issued and pending patents in the United States resulted from the purchase of 31 issued and pending patents from Zilog Inc. and 10 new patent filings, offset by our abandonment of 1 patent and the expiration of 1 patent.

Our patents have remaining lives ranging from approximately one to eighteen years. We have also obtained copyright registration and claim copyright protection for certain proprietary software and libraries of IR codes. Additionally, the names of most of our products are registered, or are being registered, as trademarks in the United States Patent and Trademark Office and in most of the other countries in which such products are sold. These registrations are valid for a variety of terms ranging up to 20 years and may be renewed as long as the trademarks continue to be used and are deemed by management to be important to our operations. While we follow the practice of obtaining patent, copyright and trademark registrations on new developments whenever advisable, in certain cases, we have elected common law trade secret protection in lieu of obtaining such other protection.

Since our beginning in 1986, we have compiled an extensive IR code library that covers over 451,000 individual device functions and over 4,000 individual consumer electronic equipment brand names. Our library is regularly updated with IR codes used in newly introduced AV devices. These IR codes are captured directly from the remote control devices or the manufacturer's written specifications to ensure the accuracy and integrity of the database. We believe that our universal remote control database is capable of controlling virtually all IR controlled TVs, VCRs, DVD players, cable converters, CD players, audio components and satellite receivers, as well as most other infrared remote controlled home entertainment devices and home automation control modules worldwide.

Our proprietary software and know-how permit us to compress IR codes before we load them into our products. This provides significant cost and space efficiencies that enable us to include more codes and features in the memory space of our wireless control devices than are included in the similarly priced products of our competitors.

With today's rapidly changing technology, upgradeability ensures the compatibility of our remote controls with future home entertainment devices. We have developed patented technology that provides users the capability to easily upgrade the memory of our remote controls with IR codes that were not originally included using their entertainment device, personal computer or telephone. These options utilize one or two-way communication to upgrade the remote controls' IR codes or firmware depending on the requirements.

Each of our wireless control devices is designed to simplify the use of home entertainment and other equipment. To appeal to the mass market, the number of buttons is minimized to include only the most popular functions. Another patented ease of use feature we offer in several of our products is our user programmable macro key. This feature allows the user to program a sequence of commands onto a single key, to be played back each time that key is subsequently pressed.

Our remote controls are also designed for easy set-up. For most of our products, the consumer simply inputs a four-digit code for each device to be controlled. During 2007, building on our strategy to develop new products and technologies to further simplify remote control set-up, we created the Xsight™ product line and the EZ-RC™ Remote Control Setup Wizard web-based remote control set-up application. The Xsight™ products may be setup in minutes utilizing the intuitive menu on their color LCD display, without an instruction manual. Alternatively, the mini USB port on the Xsight™ products may be connected to a personal computer. Once connected to a personal computer, our customers may utilize the EZ-RC™ Remote Control Setup Wizard web-based set-up application's graphical interface to fully program the remote control. Each remote control user may create their own personal profile on the device with their favorite channels, custom functions, and more. The Xsight™ product line and the EZ-RC™ Remote Control Setup Wizard web-based application were launched into the international retail market during the fourth quarter of 2008 and the North American retail market during the third quarter of 2009.

UEI QuickSet is a firmware application that may be embedded on an AV device, such as a set-top box. UEI QuickSet enables universal remote control set-up using guided on-screen instructions and a wireless two-way communication link between the remote and the UEI QuickSet embedded AV equipment. UEI's XMP2 technology, an extensible multimedia protocol, enables the two-way wireless communication between the universal remote control and the AV device, allowing IR code data and configuration settings to be sent to the remote control from the AV equipment. The user identifies the type and brand of the device to be controlled and then the UEI QuickSet application performs a test to confirm that the remote is controlling the equipment correctly. UEI QuickSet also saves the user-defined remote setting, enabling consumers to quickly transfer the setup configuration to a replacement remote. When the AV device has network connectivity, the IR code database and application may be continually updated to include the latest devices and functions.

**METHODS OF DISTRIBUTION:** Our distribution methods for our remote control devices are dependent on the sales channel. We distribute remote control devices directly to MSOs and OEMs, both domestically and internationally. In the North American retail channel, we license our One For All® brand name to Audiovox, who in turn sells products directly to certain domestic retailers and third party distributors. Outside of North America, we sell our wireless control devices and AV accessories under the One For All® and private label brand names to retailers through our international subsidiaries. We utilize third party distributors for the custom installer channel and for retail in countries where we do not have subsidiaries.

We have thirteen international subsidiaries, Universal Electronics B.V., established in the Netherlands, One For All GmbH, established in Germany, One for All Iberia S.L., established in Spain, One For All UK Ltd., established in the United Kingdom, One For All Argentina S.R.L., established in Argentina, One For All France S.A.S., established in France, Universal Electronics Italia S.R.L., established in Italy, UE Singapore Pte. Ltd., established in Singapore, UEI Hong Kong Pte. Ltd., established in Hong Kong, UEI Electronics Pte. Ltd., established in India, UEI Cayman Inc., established in the Cayman Islands, Ultra Control Consumer Electronics GmbH, established in Germany and UEI Hong Kong Holdings Co. Pte. Ltd., established in Hong Kong.

We have developed a broad portfolio of patented technologies and the industry's leading database of IR codes. We ship integrated circuits, on which our software and IR code database is embedded, directly to manufacturers for inclusion in their products. In addition, we license our software and technology to manufacturers. Licenses are delivered upon the transfer of a product master or on a per unit basis when the software or technology is used in a customer device.

We provide domestic and international consumer support to our various universal remote control marketers, including manufacturers, cable and satellite providers, retail distributors, and audio and video original equipment manufacturers through our automated "InterVoice" system. Live agent help is available through certain programs. We also make available a free web-based support resource, www.urcsupport.com, designed specifically for MSOs. This solution offers interactive online demos and tutorials to help users easily setup their remote and commands, and as a result reduces call volume at customer support centers. Additionally, UEI, through its customer call centers, provides customer interaction management services from service and support to retention. Pre-repair calls, post-install surveys, and inbound calls to customers provide greater bottom-line efficiencies. We continue to review our programs to determine their value in improving the sales of our products.

## *Raw Materials and Dependence on Suppliers*

We utilize third-party manufacturers and suppliers primarily in Asia to produce our wireless control products. In 2009 and 2008, Computime, C.G. Development, Samsung and Samjin each provided more than 10% of our total inventory purchases. They collectively provided 77.5% and 73.1% of our total inventory purchases for 2009 and 2008, respectively. In 2007, Computime, C.G. Development, and Samsung each provided more than 10% of our total inventory purchases. They collectively provided 63.2% of our total inventory purchases for 2007.

We continue to evaluate additional contract manufacturers and sources of supply. During 2009, we utilized multiple contract manufacturers and maintained duplicate tooling for certain of our products. Where possible we utilize standard parts and components, which are available from multiple sources. To reduce our dependence on our integrated circuits suppliers we continually seek additional sources, such as our new relationship with Maxim. To further manage our integrated circuit supplier dependence, we include flash microcontroller technology in most of our products. Flash microcontrollers can have shorter lead times than standard microcontrollers and may be reprogrammed if necessary. This allows us flexibility during any unforeseen shipping delays and has the added benefit of potentially reducing excess and obsolete inventory exposure. This diversification lessens our dependence on any one supplier and allows us to negotiate more favorable terms.

## *Seasonality*

Historically, our business has been influenced by the retail sales cycle, with increased sales in the last half of the year. In 2007, our net sales in the first half of the year exceeded our net sales in the second. This was primarily the result of strong demand from our domestic cable customers in the first and second quarters of 2007. This demand was driven by their effort to meet the Open Cable Applications Platform ("OCAP") July 1, 2007 deadline. In 2008 and 2009, our sales cycle returned to its historical pattern and we expect this pattern to be repeated in 2010.

See "Notes to the Consolidated Financial Statements — Note 22" for further details regarding our quarterly results.

## *Competition*

Our principal competitors in the domestic MSO market is Philips Consumer Electronics, Universal Remote Control and Contec. In the international retail and private label markets for wireless controls we compete with Philips Consumer Electronics, Logitech, Ruwido and Sony as well as various manufacturers of wireless controls in Asia. Our primary competitors in the OEM market are the original equipment manufacturers themselves and wireless control manufacturers in Asia. We compete against Universal Remote Control, Logitech, and Ruwido in the IR database market. Our Nevo product line competes in the custom electronics installation market against AMX, RTI, Control4, Universal Remote Control, Philips Consumer Electronics, Logitech, and many others. Our North American retail products compete against Universal Remote Control, Philips Consumer Electronics, Logitech, Sony and many others. We compete in our markets on the basis of product quality, features, price, intellectual property and customer support. We believe that we will need to continue to introduce new and innovative products to remain competitive and to recruit and retain competent personnel to successfully accomplish our future objectives.

## *Engineering, Research and Development*

During 2009, our engineering efforts focused on the following:

- broadening our product portfolio;
- modifying existing products and technologies to improve features and lower costs;
- formulating measures to protect our proprietary technology and general know-how;
- improving our software so that we may pre-program more codes into our memory chips;
- simplifying the set-up and upgrade process for our wireless control products; and
- updating our library of IR codes to include IR codes for new features and devices introduced worldwide.

Our engineering efforts included the development of new remote controls that combine consumer friendly interfaces and intuitive setup with advance functions, such as our One For All® SmartControl released during the first quarter of 2010. One For All® SmartControl enables the user to control multiple devices without the need to switch between devices on the remote control. One For All® SmartControl also leverages SimpleSet™ technology, and may be setup by simply identifying the target device type and brand.

We also developed new wireless control platforms. UEI's Glimmer advanced wireless control platform (a joint development with Broadcom® (NASDAQ: BRCM)) integrates an infrared and Bluetooth® compatible chip solution. This platform is optimized to address the emerging Bluetooth eco-system of personal and networked entertainment devices within the home. The Glimmer platform leverages the existing devices in the home to connect and interact with a variety of Bluetooth®-enabled devices ranging from next generation set-top boxes, game consoles, and mobile phones creating an environment where interesting and powerful applications may emerge.

During 2009, we began to integrate the UEI QuickSet firmware application into some of our customer's consumer electronic devices. The UEI QuickSet firmware application will help our customers simplify the remote control setup process and improve the overall end-user experience.

We continued to improve our existing products during 2009. We released several software updates to our web based EZ-RC™ Remote Control Setup Wizard application and the Xsight™ firmware. Our NevoStudio® Pro update enables two-way Z-Wave™ control and communication for home control systems such as lighting, HVAC, window coverings, and others. In addition, this software update enables two-way serial communication, including metadata transmission, with select third-party devices. These devices include digital media servers and AV distribution systems.

On February 18, 2009, we acquired certain patents, intellectual property and other assets related to the universal remote control business from Zilog Inc. (NASDAQ: ZILG) for approximately $9.5 million in cash. The purchase included Zilog's full library and database of infrared codes and software tools. We also hired 116 of Zilog's sales and engineering personnel, including all 107 of Zilog's personnel located in India. The engineering personnel acquired from Zilog are focused on the capture of IR codes and the development of firmware leading to more complete solutions to customer needs, the conceptual formulation and design of possible alternatives, as well as the testing of process and product cost improvements. These efforts will enable us to provide customers with reductions in design cycle times, lower costs, and improvements in integrated circuit design, product quality and overall functional performance. These efforts will also enable us to further penetrate existing markets, pursue new markets more effectively and expand our business.

Our personnel are involved with various industry organizations and bodies, which are in the process of setting standards for infrared, radio frequency, power line, telephone and cable communications and networking in the home. There can be no assurance that any of our research and development projects will be successfully completed.

Our expenditures on engineering, research, and development were:

| (IN MILLIONS): | 2009 | 2008 | 2007 |
|---|---|---|---|
| Research and development [1] | $ 8.7 | $ 8.2 | $ 8.8 |
| Engineering [2] | 9.4 | 7.3 | 7.6 |
| Total engineering, research and development | $ 18.1 | $ 15.5 | $ 16.4 |

(1) Research and development expense for each of the years ended December 31, 2009, 2008, and 2007 includes $0.4 million of stock-based compensation expense.

(2) Engineering costs are included in SG&A.

## *Environmental Matters*

Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products.

We may also face significant costs and liabilities in connection with product take-back legislation. The European Union enacted the Waste Electrical and Electronic Equipment Directive ("WEEE"), which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. During 2007, the majority of our European subsidiaries became

WEEE compliant. Our Italian subsidiary became compliant in February 2008. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China, and Japan.

We believe that we have materially complied with all currently existing international and domestic federal, state, and local statutes and regulations regarding environmental standards and occupational safety and health matters to which we are subject. During the years ended December 31, 2009, 2008, and 2007, the amounts incurred in complying with federal, state and local statutes and regulations pertaining to environmental standards and occupational safety and health laws and regulations did not materially affect our earnings or financial condition. However, future events, such as changes in existing laws and regulations or enforcement policies, may give rise to additional compliance costs that may have a material adverse effect upon our capital expenditures, earnings or financial condition.

## *Employees*

At December 31, 2009, we employed 565 employees, of which 261 worked in engineering and research and development, 67 in sales and marketing, 104 in consumer service and support, 58 in operations and warehousing and 75 in executive and administrative functions. On February 18, 2009, we acquired certain patents, intellectual property and other assets related to the universal remote control business from Zilog. As a result of this transaction, we hired 116 of Zilog's sales and engineering personnel, including all 107 of Zilog's personnel located in India. None of our employees are subject to a collective bargaining agreement or represented by a union. We consider our employee relations to be good.

## *International Operations*

Financial information relating to our international operations for the years ended December 31, 2009, 2008, and 2007 is incorporated by reference to "Notes to Consolidated Financial Statements — Note 14".

## *Available Information*

Our Internet address is www.uei.com. We make available free of charge through the website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to these reports as soon as reasonably practical after we electronically file such reports with the Securities and Exchange Commission. These reports may be found on our website at www.uei.com under the caption "SEC Filings" on the Investor page. Investors may also obtain copies of our SEC filings from the SEC website at www.sec.gov.

# Risk Factors

## *Forward Looking Statements*

We caution that the following important factors, among others (including, but not limited to, factors discussed below in "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those factors discussed elsewhere in this Annual Report, or in our reports filed from time to time with the Securities and Exchange Commission), may affect our actual results and may contribute to or cause our actual consolidated results to differ materially from those expressed in any of our forward-looking statements. The factors included here are not exhaustive. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

While we believe that the forward-looking statements made in this report are based on reasonable assumptions, the actual outcome of such statements is subject to a number of risks and uncertainties, including the failure of our markets to continue growing and expanding in the manner we anticipated; the failure of our customers to grow and expand as we anticipated; the effects of natural or other events beyond our control, including the effects a war or terrorist activities may have on us or the economy; the economic environment's effect on us or our customers; the growth of, acceptance of and the demand for our products and technologies in various markets and geographical regions, including cable, satellite, consumer electronics, retail, digital media/technology, CEDIA, interactive TV, automotive, and cellular industries not materializing or growing as we believed; our inability to add profitable complementary products which are accepted by the marketplace; our inability to continue to maintain our operating costs at acceptable levels through our cost containment efforts; our inability to realize tax benefits from various tax projects initiated from time to time; our inability to continue selling our products or licensing our technologies at higher or profitable margins; our inability to obtain orders or maintain our order volume with new and existing customers; the possible dilutive effect our stock incentive programs may have on our earnings per share and stock price; our inability to continue to obtain adequate quantities of component parts or secure adequate factory production capacity on a timely basis; and other factors listed from time to time in our press releases and filings with the Securities and Exchange Commission.

**WE FACE A NUMBER OF RISKS RELATED TO THE RECENT FINANCIAL CRISIS AND SEVERE TIGHTENING IN THE GLOBAL CREDIT MARKETS:** General economic conditions, both domestic and international, have an impact on our business and financial results. The ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit and equity markets. This financial crisis may impact our business in a number of ways, including:

*Potential Deferment of Purchases and Orders by Customers:* Uncertainty about current and future global economic conditions may cause consumers, businesses, and governments to defer purchases in response to tighter credit, decreased cash availability, and declining consumer confidence. Accordingly, future demand for our products may differ materially from our current expectations.

*Customers' Inability to Obtain Financing to Make Purchases from Us and/or Maintain Their Business:* Some of our customers require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products may adversely impact our financial results. In addition, if the financial crisis results in insolvencies for our customers, it may adversely impact our financial results.

*Potential Impact on Trade Receivables:* Credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, leading to higher than normal accounts receivable balances and longer DSOs. This may result in greater expense associated with collection efforts and increased bad debt expense.

*Negative Impact from Increased Financial Pressures on Third-Party Dealers, Distributors and Retailers:* We make sales in certain regions of the world through third-party dealers, distributors, and retailers. Although many of these third parties have significant operations and maintain access to available credit, others are smaller and more likely to be impacted by the significant decrease in available credit that has resulted from the current financial crisis. If credit pressures or other financial difficulties result in insolvency for these third parties and we are unable to successfully transition our end customers to purchase products from other third parties or from us directly, it may adversely impact our financial results.

*Negative Impact from Increased Financial Pressures on Key Suppliers:* Our ability to meet customers' demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Certain of our components are available only from a single source or limited sources. If certain key suppliers were to become capacity constrained or insolvent as a result of the financial crisis, it may result in a reduction or interruption in supplies or a significant increase in the price of supplies and adversely impact our financial results. In addition, credit constraints at key suppliers may result in accelerated payment of accounts payable by us, impacting our cash flow.

**DEPENDENCE UPON KEY SUPPLIERS:** During 2009 and 2008, Computime, C.G. Development, Samsung, and Samjin each provided over 10% of our total inventory purchases. Purchases from these suppliers collectively amounted to $147.1 million, or 77.5%, of our total inventory purchases in 2009. Purchases from these suppliers collectively amounted to $135.5 million, or 73.1%, of total inventory purchases during 2008. During 2007, Computime, C.G. Development and Samsung, each provided over 10% of our total inventory purchases. Purchases from these suppliers collectively amounted to $100.7 million, representing 63.2% of total inventory purchases in 2007.

Most of the components used in our products are available from multiple sources. However, we have elected to purchase integrated circuits, used principally in our wireless control products, from three sources, Samsung, Freescale and Maxim. To reduce our dependence on our integrated circuits suppliers we continually seek additional sources. We generally maintain inventories of our integrated chips, which may be used in part to mitigate, but not eliminate, delays resulting from supply interruptions.

We have identified alternative sources of supply for our integrated circuit, component parts, and finished goods needs; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. Any extended interruption, shortage or termination in the supply of any of the components used in our products, or a reduction in their quality or reliability, or a significant increase in prices of components, would have an adverse effect on our operating results, financial position and cash flows.

**DEPENDENCE ON FOREIGN MANUFACTURING:** Third-party manufacturers located in Asia manufacture a majority of our products. Our arrangements with our foreign manufacturers are subject to the risks of doing business abroad, such as tariffs, environmental and trade restrictions, intellectual property protection and enforcement, export license requirements, work stoppages, political and social instability, economic and labor conditions, foreign currency exchange rate fluctuations, and other factors, which may have a material adverse effect on our business, results of operations and cash flows. We believe that the loss of any one or more of our manufacturers would not have a long-term material adverse effect on our business, results of operations and cash flows, because numerous other manufacturers are available to fulfill our requirements; however, the loss of any of our major manufacturers may adversely affect our business, operating results, financial condition and cash flows until alternative manufacturing arrangements are secured.

**POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS:** Historically, our business has been influenced by the retail sales cycle, with increased sales in the last half of the year. In 2007, sales in the first half of the year exceeded our sales in the second half. This was primarily the result of strong demand from our domestic cable customers in the first and second quarters of 2007. This demand was driven by their effort to meet the July 1, 2007 Open Cable

Applications Platform ("OCAP") deadline. In 2008 and 2009, our sales cycle returned to its historical pattern and we expect this pattern to be repeated in 2010, however, factors such as those we experienced during 2007 may cause our sales cycles to deviate from historical patterns. Such factors, including quarterly variations in financial results, may have a material adverse affect on the volatility and market price of our common stock.

We may from time to time increase our operating expenses to fund greater levels of research and development, sales and marketing activities, development of new distribution channels, improvements in our operational and financial systems and development of our customer support capabilities, and to support our efforts to comply with various government regulations. To the extent such expenses precede or are not subsequently followed by increased revenues, our business, operating results, financial condition and cash flows will be adversely affected.

In addition, we may experience significant fluctuations in future quarterly operating results that may be caused by many other factors, including demand for our products, introduction or enhancement of products by us and our competitors, the loss or acquisition of any significant customers, market acceptance of new products, price reductions by us or our competitors, mix of distribution channels through which our products are sold, product or supply constraints, level of product returns, mix of customers and products sold, component pricing, mix of international and domestic revenues, foreign currency exchange rate fluctuations and general economic conditions. In addition, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing or marketing decisions or acquisitions that may have a material adverse effect on our business, results of operations or financial condition. As a result, we believe period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

Due to all of the foregoing factors, it is possible that in some future quarters our operating results will be below the expectations of public market analysts and investors. If this happens the price of our common stock may be materially adversely affected.

**DEPENDENCE ON CONSUMER PREFERENCE:** We are susceptible to fluctuations in our business based upon consumer demand for our products. In addition, we cannot guarantee that increases in demand for our products associated with increases in the deployment of new technology will continue. We believe that our success depends on our ability to anticipate, gauge and respond to fluctuations in consumer preferences. However, it is impossible to predict with complete accuracy the occurrence and effect of fluctuations in consumer demand over a product's life cycle. Moreover, we caution that any growth in revenues that we achieve may be transitory and should not be relied upon as an indication of future performance.

**DEMAND FOR CONSUMER SERVICE AND SUPPORT:** We have continually provided domestic and international consumer service and support to our customers to add overall value and to help differentiate us from our competitors. We continually review our service and support group and are marketing our expertise in this area to other potential customers. There can be no assurance that we will be able to attract new customers in the future.

In addition, certain of our products have more features and are more complex than others and therefore require more end-user technical support. In some instances, we rely on distributors or dealers to provide the initial level of technical support to the end-users. We provide the second level of technical support for bug fixes and other issues at no additional charge. Therefore, as the mix of our products includes more of these complex product lines, support costs may increase, which may have an adverse effect on our business, operating results, financial condition and cash flows.

**DEPENDENCE UPON NEW PRODUCT INTRODUCTION:** Our ability to remain competitive in the wireless control and AV accessory products market will depend considerably upon our ability to successfully identify new product opportunities, as well as develop and introduce these products and enhancements on a timely and cost effective basis. There can be no assurance that we will be successful at developing and marketing new products or enhancing our existing products, or that these new or enhanced products will achieve consumer acceptance and, if achieved, will sustain that acceptance. In addition, there can be no assurance that products developed by others will not render our products non-competitive or obsolete or that we will be able to obtain or maintain the rights to use proprietary technologies developed by others which are incorporated in our products. Any failure to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, may have a material adverse effect on our operating results, financial condition and cash flows.

In addition, the introduction of new products may require significant expenditures for research and development, tooling, manufacturing processes, inventory and marketing. In order to achieve high volume production of any new product, we may have to make substantial investments in inventory and expand our production capabilities.

**DEPENDENCE ON MAJOR CUSTOMERS:** The economic strength and weakness of our worldwide customers affect our performance. We sell our wireless control products, AV accessory products, and proprietary technologies to subscription broadcasters, original equipment manufacturers, and private label customers. We also supply our products to our wholly owned, non-U.S. subsidiaries and to independent foreign distributors, who in turn distribute our products worldwide, with Europe, Asia, South Africa, and Australia currently representing our principal foreign markets.

In each of the years ended December 31, 2009, 2008 and 2007, we had sales to DIRECTV® and its sub-contractors and to Comcast Communications Inc. and its sub-contractors, that when combined, each exceeded 10% of our net sales. The loss of either of these customers or of any other key customer, either in the United States or abroad or our inability to maintain order volume with these customers, may have an adverse effect on our operating results, financial condition and cash flows.

**CHANGE IN WARRANTY CLAIM COSTS:** We rely on third-party companies to service a large portion of our customer warranty claims. If the cost to service these warranty claims increases unexpectedly, or these outside services cease to be available, we may be required to increase our estimate of future claim costs, which may have a material adverse effect on our operating results, financial condition and cash flows.

**OUTSOURCED LABOR:** We employ a small number of personnel to develop and market additional products that are part of the Nevo® platform as well as products that are based on the Zigbee®, Z-Wave® and other radio frequency technology. Even after these hires, we continue to use outside resources to assist us in the development of these products. While we believe that such outside services will continue to be available to us, if they cease to be available, the development of these products may be substantially delayed, which may have a material adverse effect on our operating results, financial condition and cash flows.

**COMPETITION:** The wireless control industry is characterized by intense competition based primarily on product availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality, and depth of product lines. Our competition is fragmented across our products, and, accordingly, we do not compete with any one company across all product lines. We compete with a variety of entities, some of which have greater financial resources. Our ability to remain competitive in this industry depends in part on our ability to successfully identify new product opportunities, develop and introduce new products and enhancements on a timely and cost effective basis, as well as our ability to successfully identify and enter into strategic alliances with entities doing business within the industries we serve. There can be no assurance that our product offerings will be, and/or remain, competitive or that strategic alliances, if any, will achieve the type, extent, and amount of success or business that we expect them to achieve. The sales of our products and technology may not occur or grow in the manner we expect, and thus we may not recoup costs incurred in the research and development of these products as quickly as we expect, if at all.

**PATENTS, TRADEMARKS, AND COPYRIGHTS:** The procedures by which we identify, document and file for patent, trademark, and copyright protection are based solely on engineering and management judgment, with no assurance that a specific filing will be issued, or if issued, will deliver any lasting value to us. Because of the rapid innovation of products and technologies that is characteristic of our industry, there can be no assurance that rights granted under any patent will provide competitive advantages to us or will be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries in which our products are or may be manufactured or sold may not offer protection on such products and associated intellectual property to the same extent that the United States legal system may offer.

In our opinion, our intellectual property holdings as well as our engineering, production, and marketing skills and the experience of our personnel are of equal importance to our market position. We further believe that none of our businesses are materially dependent upon any single patent, copyright, trademark, or trade secret.

Some of our products include or use technology and/or components of third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of such products, we believe that, based upon past experience and industry practice, such licenses generally may be obtained on commercially reasonable terms; however, there can be no guarantee that such licenses may be obtained on such terms or at all. Because of technological changes in the wireless and home control industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products and business methods may unknowingly infringe upon the patents of others.

**POTENTIAL FOR LITIGATION:** As is typical in our industry and for the nature and kind of business in which we are engaged, from time to time various claims, charges and litigation are asserted or commenced by third parties against us or by us against third parties, arising from or related to product liability, infringement of patent or other intellectual property rights, breach of warranty, contractual relations or employee relations. The amounts claimed may be substantial, but they may not bear any reasonable relationship to the merits of the claims or the extent of any real risk of court awards assessed against us or in our favor.

**RISKS OF CONDUCTING BUSINESS INTERNATIONALLY:** Risks of doing business internationally may adversely affect our sales, operations, earnings and cash flows due to a variety of factors, including, but not limited to:

- changes in a country or region's economic or political conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military conflicts;
- currency fluctuations affecting sales, particularly in the Euro and British Pound, which contribute to variations in sales of products and services in impacted jurisdictions and also affect our reported results expressed in U.S. dollars;
- currency fluctuations affecting costs, particularly the Euro, British Pound and the Chinese Yuan, which contribute to variances in costs in impacted jurisdictions and also affect our reported results expressed in U.S. dollars;
- longer accounts receivable cycles and financial instability among customers;
- trade regulations and procedures and actions affecting production, pricing and marketing of products;
- local labor conditions, customs, and regulations;
- changes in the regulatory or legal environment;
- differing technology standards or customer requirements;

- import, export or other business licensing requirements or requirements related to making foreign direct investments, which may affect our ability to obtain favorable terms for components or lead to penalties or restrictions;
- difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws; and
- fluctuations in freight costs and disruptions at important geographic points of exit and entry.

**EFFECTIVENESS OF OUR INTERNAL CONTROL OVER FINANCIAL REPORTING:** Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our Annual Report on Form 10-K our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our independent registered public accounting firm is required to audit our internal control over financial reporting and separately report on whether it believes we maintain, in all material respects, effective internal control over financial reporting. Although we believe that we currently have adequate internal control procedures in place, we cannot be certain that future material changes to our internal control over financial reporting will be effective. If we cannot adequately maintain the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action may adversely affect our financial results and the market price of our common stock.

**CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:** Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to revision and interpretation by various governing bodies, including the FASB and the SEC. A change in current accounting standards or their interpretation may have a significant adverse effect on our operating results, financial condition and cash flows.

**UNANTICIPATED CHANGES IN TAX PROVISIONS OR INCOME TAX LIABILITIES:** We are subject to income taxes in the United States and numerous foreign jurisdictions. Our tax liabilities are affected by the amounts we charge for inventory and other items in intercompany transactions. From time to time, we are subject to tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We assess the likely outcomes of these audits in order to determine the appropriateness of the tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits may have a material impact on our financial condition, results of operations and cash flows. In addition, our effective tax rate in the future may be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. Furthermore, our tax provisions may be adversely affected as a result of any new interpretative accounting guidance related to accounting for uncertain tax positions.

**INABILITY TO USE DEFERRED TAX ASSETS:** We have deferred tax assets that we may not be able to use under certain circumstances. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or a significant change in the time period within which the underlying temporary differences become taxable or deductible, we may be required to increase our valuation allowances against our deferred tax assets resulting in an increase in our effective tax rate.

**ENVIRONMENTAL MATTERS:** Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. With the passage of the European Union's Restriction of Hazardous Substances Directive, which makes producers of electrical goods responsible for collection, recycling, treatment and disposal of recovered products, similar restrictions in China effective March 2007 and the European Union's Waste Electrical and Electronic Equipment Directive, we may face significant costs and liabilities in complying with these laws and any future laws and regulations or enforcement policies that may have a material adverse effect upon our operating results, financial condition, and cash flows.

**LEASED PROPERTY:** We lease all of the properties used in our business. We can give no assurance that we will enter into new or renewal leases, or that, if entered into, the new lease terms will be similar to the existing terms or that the terms of any such new or renewal leases will not have a significant and material adverse effect on our operating results, financial condition and cash flows.

**TECHNOLOGY CHANGES IN WIRELESS CONTROL:** We currently derive substantial revenue from the sale of wireless remote controls based on IR technology. Other control technologies exist or may be developed that may compete with IR. In addition, we develop and maintain our own database of IR and RF codes. There are competing IR and RF libraries offered by companies that we compete with in the marketplace. The advantage that we may have compared to our competitors is difficult to measure. If other wireless control technology gains acceptance and starts to be integrated into home electronics devices currently controlled through our IR remote controllers, demand for our products may decrease, resulting in decreased operating results, financial condition, and cash flows.

**FAILURE TO RECRUIT, HIRE, AND RETAIN KEY PERSONNEL:** Our ability to achieve growth in the future will depend, in part, on our success at recruiting, hiring, and retaining highly skilled engineering, managerial, operational, sales and marketing personnel. Our corporate office, including our advanced technology engineering group, is based in Southern California. The high cost of living in Southern California makes it difficult to attract talent from outside the region and may also put pressure on overall employment related expense. Additionally, our competitors seek to recruit and hire the same key personnel. Therefore, if we fail to stay competitive in salary and benefits within the industry it may negatively impact our ability to hire and retain key personnel. The inability to recruit, hire, and retain qualified personnel in a timely manner, or the loss of any key personnel, may make it difficult to meet key objectives, such as timely and effective product introductions.

**CREDIT FACILITY:** On January 8, 2010, we entered into a new $15 million unsecured revolving credit line with U.S. Bank ("Credit Facility"), expiring on October 31, 2011. Presently, we have no borrowings; however, we cannot make any assurances that we will not need to borrow amounts under this facility. If this or any other Credit Facility is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our operating results, financial condition and cash flows.

**CHANGE IN COMPETITION AND PRICING:** We rely on third-party manufacturers to build our universal wireless control products. Price is always an issue in winning and retaining business. If customers become increasingly price sensitive, new competition may arise from manufacturers who decide to go into direct competition with us or from current competitors who perform their own manufacturing. If such a trend develops, we may experience downward pressure on our pricing or lose sales, which may have a material adverse effect on our operating results, financial condition and cash flows.

**TRANSPORTATION COSTS; IMPACT OF OIL PRICES:** We ship products from our foreign manufacturers via ocean and air transport. It is sometimes difficult to forecast swings in demand or delays in production and, as a result, products may be shipped via air which is more costly than ocean shipments. We typically cannot recover the increased cost of air freight from our customers. Additionally, tariffs and other export fees may be incurred to ship products from foreign manufacturers to the customer. The inability to predict swings in demand or delays in production may increase the cost of freight which may have a material adverse effect on our product margins.

In addition, we have an exposure to oil prices in two forms. The first is in the prices of the oil-based materials that we use in our products, which are primarily the plastics and other components that we include in our finished products. The second is in the cost of delivery and freight, which would be passed on by the carriers that we use in the form of higher rates. We record freight-in as a cost of sales and freight-out in operating expenses. Rising oil prices may have an adverse effect on cost of sales and operating expenses.

**PROPRIETARY TECHNOLOGIES:** We produce highly complex products that incorporate leading-edge technology, including hardware, firmware, and software. Firmware and software may contain bugs that may unexpectedly interfere with product operation. There can be no assurance that our testing programs will detect all defects in individual products or defects that may affect numerous shipments. The presence of defects may harm customer satisfaction, reduce sales opportunities, or increase returns. An inability to cure or repair such a defect may result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, increased inventory costs, or product reengineering expenses, any of which may have a material impact on our operating results, financial condition and cash flows.

**STRATEGIC BUSINESS TRANSACTIONS:** We may, from time to time, pursue strategic alliances, joint ventures, business acquisitions, products or technologies ("strategic business transactions") that complement or expand our existing operations, including those that may be material in size and scope. Strategic business transactions involve many risks, including the diversion of management's attention away from day-to-day operations. There is also the risk that we will not be able to successfully integrate the strategic business transaction with our operations, personnel, customer base, products or technologies. Such strategic business transactions may also have adverse short-term effects on our operating results, and may result in dilutive issuances of equity securities, the incurrence of debt, and the loss of key employees. In addition, these strategic business transactions are generally subject to specific accounting guidelines that may adversely affect our financial condition, results of operations and cash flow. For instance, business acquisitions must be accounted for as purchases and, because most technology-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges, which may have a material adverse effect on our results of operations. There can be no assurance that any such strategic business transactions will occur or, if such transactions do occur, that the integration will be successful or that the customer bases, products or technologies will generate sufficient revenue to offset the associated costs or effects.

**GROWTH PROJECTIONS:** Management has made the projections required for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America regarding future events and the financial performance of the company, including those involving:

- the benefits the company expects as a result of the development and success of products and technologies, including new products and technologies;
- the recently announced new contracts with new and existing customers and new market penetrations;
- the growth expected as a result of the digital from analog conversion;
- the expected continued growth in digital TVs, PVRs and overall growth in the company's industry; and
- the effects we may experience due to the continued softness in worldwide markets driven by the current economic environment.

Actual events or results may be unfavorable to management's projections, which may have a material adverse effect on our projected operating results, financial condition and cash flows.

# Selected Consolidated Financial Data

The information below is not necessarily indicative of the results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and notes thereto included in "Financial Statements and Supplementary Data," of this Annual Report, which are incorporated herein by reference, in order to understand further the factors that may affect the comparability of the financial data presented below.

| | YEAR ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| (IN THOUSANDS, EXCEPT PER SHARE DATA) | 2009 | 2008 | 2007 | 2006 | 2005 |
| Net sales | $ 317,550 | $ 287,100 | $ 272,680 | $ 235,846 | $ 181,349 |
| Operating income | $ 21,947 | $ 20,761 | $ 26,451 | $ 18,517 | $ 11,677 |
| Net income | $ 14,675 | $ 15,806 | $ 20,230 | $ 13,520 | $ 9,701 |
| Earnings per share: | | | | | |
| Basic | $ 1.07 | $ 1.13 | $ 1.40 | $ 0.98 | $ 0.72 |
| Diluted | $ 1.05 | $ 1.09 | $ 1.33 | $ 0.94 | $ 0.69 |
| Shares used in calculating earnings per share: | | | | | |
| Basic | 13,667 | 14,015 | 14,410 | 13,818 | 13,462 |
| Diluted | 13,971 | 14,456 | 15,177 | 14,432 | 13,992 |
| Cash dividend declared per common share | — | — | — | — | — |
| Gross margin | 32.0% | 33.5% | 36.4% | 36.4% | 37.0% |
| Selling, general, administrative, research and development expenses as a % of net sales | 25.1% | 26.3% | 26.7% | 28.5% | 30.6% |
| Operating margin | 6.9% | 7.2% | 9.7% | 7.9% | 6.4% |
| Net income as a % of net sales | 4.6% | 5.5% | 7.4% | 5.7% | 5.4% |
| Return on average assets | 6.5% | 7.3% | 10.2% | 8.3% | 6.8% |
| Working capital | $ 127,086 | $ 122,303 | $ 140,330 | $ 106,179 | $ 77,201 |
| Ratio of current assets to current liabilities | 3.1 | 3.0 | 4.0 | 3.4 | 2.8 |
| Total assets | $ 233,307 | $ 217,555 | $ 217,285 | $ 178,608 | $ 146,319 |
| Cash and cash equivalents | $ 29,016 | $ 75,238 | $ 86,610 | $ 66,075 | $ 43,641 |
| Long—term debt | — | — | — | — | — |
| Stockholders' equity | $ 169,730 | $ 153,353 | $ 168,242 | $ 134,217 | $ 103,292 |
| Book value per share (a) | $ 12.40 | $ 11.24 | $ 11.55 | $ 9.58 | $ 7.63 |
| Ratio of liabilities to liabilities and stockholders' equity | 27.3% | 29.5% | 22.6% | 24.9% | 29.4% |

(a) Book value per share is defined as stockholders' equity divided by common shares issued, less treasury stock.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

***The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.***

## *Overview*

We have developed a broad line of pre-programmed universal wireless control products and audio-video accessories that are marketed to enhance home entertainment systems. Our customers operate in the consumer electronics market and include OEMs, MSOs (cable and satellite service providers), international retailers, CEDIA (Custom Electronic Design and Installation Association), North American retailers, private labels, and companies in the computing industry. We also sell integrated circuits, on which our software and IR code database is embedded, to OEMs that manufacture wireless control devices, cable converters or satellite receivers for resale in their products. We believe that our universal remote control database contains device codes that are capable of controlling virtually all IR controlled TVs, VCRs, DVD players, cable converters, CD players, audio components and satellite receivers, as well as most other infrared remote controlled devices worldwide.

Beginning in 1986 and continuing today, we have compiled an extensive IR code library that covers over 451,000 individual device functions and over 4,000 individual consumer electronic equipment brand names. Our library is regularly updated with new IR codes used in newly introduced video and audio devices. All such IR codes are captured from the original manufacturer's remote control devices or manufacturer's specifications to ensure the accuracy and integrity of the database. We have also developed patented technologies that provide the capability to easily upgrade the memory of the wireless control device by adding IR codes from the library that were not originally included.

We operate as one business segment. We have thirteen subsidiaries located in Argentina, Cayman Islands, France, Germany (2), Hong Kong (2), India, Italy, the Netherlands, Singapore, Spain and the United Kingdom.

To recap our results for 2009:

- Our revenue grew 10.6% from $287.1 million in 2008 to $317.6 million in 2009.
- Our sales growth in 2009 was the result of strong demand from the customers in our business category, due in part to the continuation of the upgrade cycle from analog to digital, consumer demand for advanced-function offerings from subscription broadcasters, increased share with existing customers, and new customer wins.
- Our 2009 operating income increased 5.7% to $21.9 million from $20.8 million in 2008. Our operating margin percentage decreased from 7.2% in 2008 to 6.9% in 2009 due primarily to the decrease in our gross margin percentage from 33.5% in 2008 to 32.0% in 2009. The decrease in our gross margin rate was due primarily to sales mix, as a higher percentage of our total sales was comprised of our lower-margin business category. In addition, the weakening of both the Euro and the British Pound versus the U.S. dollar also contributed to the decline in our gross margin percentage. Partially offsetting the decrease in our gross margin percentage was a 120 basis point improvement in operating expenses as a percentage of net sales in 2009 compared to 2008.
- In spite of challenging worldwide economic conditions that persisted throughout 2009, we continued to grow sales, acquired the remote control assets of Zilog, generated $24 million in cash flow from operations, and enter 2010 well-positioned.

Our strategic business objectives for 2010 include the following:

- increase our share with existing customers;
- acquire new customers in historically strong regions;
- continue our expansion into new regions, Asia in particular;
- continue to develop industry-leading technologies and products; and
- continue to evaluate potential acquisition and joint venture opportunities that may enhance our business.

We intend for the following discussion of our financial condition and results of operations to provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our consolidated financial statements.

## *Critical Accounting Policies and Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, allowance for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and stock-based compensation expense. Actual results may differ from these judgments and estimates, and they may be adjusted as more information becomes available. Any adjustment may be significant.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably may have been used, or if changes in the estimate that are reasonably likely to occur may materially impact the financial statements. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

**REVENUE RECOGNITION:** We recognize revenue on the sale of products when delivery has occurred, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collectability is reasonably assured.

When a sales arrangement contains multiple elements, such as software products, licenses and/or services, we allocate revenue to each element based on its relative fair value. The fair values for the multiple elements are determined based on vendor specific objective evidence ("VSOE"), or the price charged when the element is sold separately. The residual method is utilized when VSOE exists for all the undelivered elements, but not for the delivered element. This is performed by allocating revenue to the undelivered elements (that have VSOE) and the residual revenue to the delivered elements. When the fair value for an undelivered element cannot be determined, we defer revenue for the delivered elements until the undelivered element is delivered. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges.

Sales allowances reduce gross accounts receivable and gross sales to arrive at accounts receivable, net and net sales in the same period the related receivable and revenue is recorded. We have no obligations after the delivery of our products other than any associated warranties.

We record a provision for estimated retail sales returns. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. The provision recorded for estimated sales returns and allowances is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. The allowance for sales returns balance at December 31, 2009 and 2008 was $2.0 million and $2.8 million, respectively. The allowance for sales returns balance at December 31, 2009 and 2008 contained reserves for items returned prior to year-end, but that were not completely processed, and therefore not yet removed from the allowance for sales returns balance. We estimate that if these returns had been fully processed the allowance for sales returns balance would have been approximately $1.4 million and $0.8 million on December 31, 2009 and 2008. The value of these returned goods was included in our inventory balance at December 31, 2009 and 2008.

We accrue for discounts and rebates on product sales in the same period as the related revenues are recorded based on our current expectations, after considering historical experience. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is based on a variety of factors, including historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. Our historical reserves have been sufficient to cover losses from uncollectible accounts. We incurred $0.4 million of bad debt expense in 2009 to reflect certain customer accounts where collection was highly uncertain in the current economic environment. If circumstances related to a customer change, our estimates of the recoverability of the receivables would be further adjusted, either upward or downward.

We have not made any material changes in our methodology for recognizing revenue during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to recognize revenue. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that may be material.

**WARRANTY:** We warrant our products against defects in materials and workmanship arising during normal use. We service warranty claims directly through our customer service department or contracted third-party warranty repair facilities. Our warranty periods range up to three years. We estimate and recognize product warranty costs, which are included in cost of sales, as we sell the related products. Warranty costs are forecasted based on the best available information, primarily historical claims experience and the expected cost per claim. The costs we have incurred to service warranty claims have been minimal. Historically, product defects have been less than 0.5% of the net units sold. As a result the balance of our reserve for estimated warranty costs is not significant.

We have not made any material changes in our warranty reserve methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the warranty reserve. However, actual claim costs may differ from the amounts estimated. If a significant product defect were to be discovered on a high volume product, our financial statements may be materially impacted.

**INVENTORIES:** Our inventories consist primarily of wireless control devices and the related component parts, primarily integrated circuits, and are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method. We write-down our inventory for the estimated difference between the inventory's cost and its estimated market value based upon our best estimates about future demand and market conditions.

We carry inventory in amounts necessary to satisfy our customers' inventory requirements on a timely basis. We continually monitor our inventory status to control inventory levels and write-down any excess or obsolete inventories on hand. Our total excess and obsolete inventory reserve as of December 31, 2009 and 2008 was $1.8 million and $1.5 million, respectively, or 4.1% and 3.5% of total inventory. The increase in our excess and obsolete reserve in 2009 was the result of $3.4 million of additional write-downs, offset primarily by $3.1 million of scrapped inventory. This compared to additional write-downs of $2.4 million offset primarily by scrapped inventory of $2.7 million in 2008.

We have not made any material changes in the accounting methodology used to establish our excess and obsolete inventory reserve during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our excess and obsolete inventory reserve. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required which may have a material impact on our financial statements. Such circumstances may include, but are not limited to, the development of new competing technology that impedes the marketability of our products or the occurrence of significant price decreases in our component parts, such as integrated circuits. Each percentage point change in the ratio of excess and obsolete inventory reserve to inventory would impact cost of sales by approximately $0.4 million.

**BUSINESS COMBINATIONS:** We are required to allocate the purchase price of acquired companies to the tangible and intangible assets and the liabilities assumed, as well as in-process research and development ("IPR&D"), based upon their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant fair value estimates and assumptions, especially with respect to intangible assets. Management estimates the fair value of certain intangible assets by utilizing the following (but not limited to):

- future free cash flow from customer contracts, customer lists, distribution agreements, acquired developed technologies, and patents;
- expected costs to develop IPR&D into commercially viable products and cash flows from the products once they are completed;
- brand awareness and market position, as well as assumptions regarding the period of time the brand will continue to be used in our product portfolio; and
- discount rates utilized in discounted cash flow models.

Our estimates are based upon assumptions believed to be reasonable; however, unanticipated events or circumstances may occur which may affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

**VALUATION OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS:** We assess long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Factors considered important which may trigger an impairment review if significant include the following:

- underperformance relative to historical or projected future operating results;
- changes in the manner of use of the assets;
- changes in the strategy of our overall business;
- negative industry or economic trends;
- a decline in our stock price for a sustained period; and
- a variance between our market capitalization relative to net book value.

We perform an impairment review when we determine that the carrying value of a long-lived asset or an intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment. If the carrying value of the asset is larger than the undiscounted cash flows, the asset is impaired. We measure an impairment based on the projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In assessing the recoverability, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets.

We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate the impairment of long-lived assets and intangible assets. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material impairment charges.

**CAPITALIZED SOFTWARE DEVELOPMENT COSTS:** At each balance sheet date, we compare the unamortized capitalized software development costs to the net realizable value of the related product. The amount by which the unamortized capitalized software development costs exceed the net realizable value of the related product is written off. The net realizable value is the estimated future gross revenues attributable to each product reduced by its estimated future completion costs and disposal. Any remaining amount of capitalized software development costs that have been written down are considered to be the cost for subsequent accounting purposes, and the amount of the write-down is not subsequently restored.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates of net realizable value we use to test for impairment losses on capitalized software development costs. However, if actual results are not consistent with our estimates and assumptions we may be exposed to impairment charges.

**GOODWILL:** We evaluate the carrying value of goodwill as of December 31 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. Our domestic and international operations are components and reporting units of our sole operating segment. On December 31, 2009, the goodwill allocated to the domestic and international reporting units was $8.3 million and $5.4 million, respectively.

To evaluate whether goodwill is impaired, we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting units based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying amount of a reporting unit exceeds its fair value, the amount of the impairment loss must be measured.

The impairment loss would be calculated by comparing the implied fair value of goodwill to its carrying amount. In calculating the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We continue to estimate the fair value of our reporting units to be in excess of their carrying value, and therefore have not recorded any impairment. The amount by which the fair value of our reporting units exceeded their book value utilizing the income and market approaches ranged from 33 percent to 632 percent and therefore we concluded our goodwill was not impaired at December 31, 2009. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material impairment charges.

**INCOME TAXES:** We calculate our current and deferred tax provisions based on estimates and assumptions that may differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified and finalized them, which is generally in the third and fourth quarters of the subsequent year for U.S. federal and state provisions, respectively.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance and make a corresponding charge to earnings in the period in which we make such determination. Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. In order for us to realize our deferred tax assets we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest such earnings indefinitely outside the United States. The decision to reinvest our foreign earnings indefinitely outside the United States is based on our projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business may impact our effective tax rate.

We are subject to income taxes in the United States and foreign countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges in accordance with the accounting for uncertainty in income taxes prescribed by U.S. GAAP. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgments and estimates.

We have recorded a liability for uncertain tax positions of $2.8 million at December 31, 2009. We believe that our reserve for uncertain tax positions, including related interest and penalties, is adequate. Our reserve for uncertain tax positions is primarily attributable to uncertainties concerning the tax treatment of our international operations, including the allocation of income among different jurisdictions, and any related interest. We review our reserves quarterly, and we may adjust such reserves due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning our transfer prices, execution of advanced pricing agreements, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations. The amounts ultimately paid upon resolution of audits may be materially different from the amounts previously included in our income tax expense and, therefore, may have a material impact on our operating results, financial position and cash flows.

**STOCK-BASED COMPENSATION EXPENSE:** Stock-based compensation expense for each employee and director is presented in the same income statement caption as their cash compensation. During the year ended December 31, 2009, 2008 and 2007, we recorded $4.3 million, $4.2 million and $3.5 million, respectively, in pre-tax stock-based compensation expense. The income tax benefit associated with stock-based compensation expense was $1.5 million, $1.5 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-based compensation expense by income statement caption for the years ended December 31, 2009, 2008 and 2007 was the following:

| (IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cost of sales | $ 33 | $ 17 | $ 31 |
| Research and development | 434 | 356 | 418 |
| Selling, general and administrative | 3,845 | 3,870 | 3,072 |
| Total stock-based compensation expense | $ 4,312 | $ 4,243 | $ 3,521 |

Selling, general and administrative expense includes pre-tax stock-based compensation related to restricted stock awards granted to outside directors of $0.5 million, $0.6 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. We issue restricted stock awards to the outside directors for services performed. Compensation expense for the restricted stock awards is recognized on a straight-line basis over the requisite service period of one year.

Selling, general and administrative expense includes pre-tax stock-based compensation related to stock option awards granted to outside directors of $0.3 million, $0.2 million and $0 for the years ended December 31, 2009, 2008 and 2007, respectively. We issue stock option awards to the outside directors for services performed. Compensation expense for the stock option awards is recognized on a straight-line basis over the requisite service period of three years.

**STOCK OPTION GRANTS:** During the year ended December 31, 2009, the Compensation Committee and Board of Directors granted 233,400 stock options to our employees with an aggregate grant date fair value of $1.6 million under various stock incentive plans. The stock options granted to employees during 2009 consisted of the following:

| (IN THOUSANDS, EXCEPT SHARE AMOUNTS) *Stock Option Grant Date* | *Number of Shares Underlying Options* | *Grant Date Fair Value* | *Vesting Period* |
|---|---|---|---|
| January 1, 2009 | 15,000 | $ 95 | 4-Year Vesting Period (25% each year) |
| February 18, 2009 | 15,000 | 74 | 4-Year Vesting Period (25% each year) |
| February 19, 2009 | 7,500 | 33 | 4-Year Vesting Period (25% each year) |
| February 21, 2009 | 10,000 | 58 | 4-Year Vesting Period (25% each year) |
| March 10, 2009 | 185,900 | 1,340 | 4-Year Vesting Period (6.25% each quarter) |
| | 233,400 | $ 1,600 | |

On October 30, 2009, our Board of Directors appointed Carl E. Vogel to serve as a Class II Director. In connection with his appointment, our directors granted Mr. Vogel 20,000 stock options under the 2006 Stock Incentive Plan. These options are subject to a three-year vesting period (33.3% each year) and are in addition to the employee grants above. The aggregate grant date fair value of this award was $0.2 million.

During the year ended December 31, 2009, we recognized $0.3 million of pre-tax stock-based compensation expense related to our 2009 stock option grants.

At December 31, 2009, there was $2.9 million of unrecognized pre-tax stock-based compensation expense related to non-vested stock options which we expect to recognize over a weighted-average period of 2.2 years.

During the annual review cycle for 2010, the Compensation Committee granted our Named Executives 99,900 stock options under various Stock Incentive Plans. The options were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated January 25, 2010, is subject to a four-year vesting period (0% each quarter during the first year, 8.33% each quarter during the second, third and fourth years). The total grant date fair value of these awards was $1.1 million.

**RESTRICTED STOCK GRANTS:** During the year ended December 31, 2009, the Compensation Committee and Board of Directors granted 298,170 restricted stock awards under the 2006 Stock Incentive Plan to our employees with an aggregate grant date fair value of $4.5 million. The restricted stock awards granted to employees during 2009 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

| *Restricted Stock Grant Date* | *Number of Shares Granted* | *Grant Date Fair Value* | *Vesting Period* |
|---|---|---|---|
| January 1, 2009 | 5,000 | $ 74 | 4-Year Vesting Period (25% each year) |
| February 12, 2009 | 77,146 | 925 | 3-Year Vesting Period (5% each quarter during years 1-2 and 15% each quarter during year 3) |
| March 4, 2009 | 24,723 | 376 | 2-Year Vesting Period (12.5% each quarter) |
| March 10, 2009 | 147,693 | 2,400 | 3-Year Vesting Period (8.75% each quarter during years 1-2 and 7.5% each quarter during year 3) |
| March 10, 2009 | 40,500 | 658 | 4-Year Vesting Period (6.25% each quarter) |
| August 18, 2009 | 3,108 | 60 | 3-Year Vesting Period (8.75% each quarter during years 1-2 and 7.5% each quarter during year 3) |
| | 298,170 | $ 4,493 | |

In addition to the grants to employees, 28,333 shares of restricted stock were granted to our outside directors during 2009. On July 1, 2009, 25,000 shares of restricted stock, with a grant date fair value of $0.5 million, were granted to our outside directors as a part of their annual compensation package. These shares are subject to a one-year vesting period (25% each quarter). On October 30, 2009, our Board of Directors appointed Carl E. Vogel to serve as a Class II Director. In connection with his appointment, Mr. Vogel was granted 3,333 shares of restricted stock with a grant date fair value of $70 thousand (a prorated portion of the annual restricted stock grant made to each director). These shares are subject to an eight-month vesting period (833 shares vested during the fourth quarter 2009 and 1,250 shares will vest in both the first and second quarter of 2010).

During the year ended December 31, 2009, we recognized $1.5 million of pre-tax stock-based compensation expense related to our 2009 restricted stock grants.

At December 31, 2009, there was $4.5 million of unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards which we expect to recognize over a weighted-average period of 1.9 years.

During the annual review cycle for 2010, the Compensation Committee granted our Named Executives 45,500 restricted stock awards under the 2006 Stock Incentive Plan. The awards were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives. The grant, dated January 25, 2010, is subject to a four-year vesting period (0% each quarter during the first year, 8.33% each quarter during the second, third and fourth years). The total grant date fair value of these awards was $1.1 million.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the utilization of highly subjective assumptions, including the expected life and forfeiture rate of the share-based payment awards and stock price volatility. Management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense may be materially different in the future.

We do not believe it is reasonably likely that there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with our estimates and assumptions we may be exposed to material stock-based compensation expense. Refer to "Notes to Consolidated Financial Statements - Note 15" for additional disclosure regarding stock-based compensation expense.

## *Results of Operations*

The following table sets forth our results of operations expressed as a percentage of net sales for the periods indicated.

| (IN THOUSANDS) | YEAR ENDED DECEMBER 31, 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| Net sales | $ 317,550 | 100.0% | $ 287,100 | 100.0% | $ 272,680 | 100.0% |
| Cost of sales | 215,938 | 68.0 | 190,910 | 66.5 | 173,329 | 63.6 |
| Gross profit | 101,612 | 32.0 | 96,190 | 33.5 | 99,351 | 36.4 |
| Research and development expenses | 8,691 | 2.7 | 8,160 | 2.8 | 8,820 | 3.2 |
| Selling, general and administrative expenses | 70,974 | 22.4 | 67,269 | 23.5 | 64,080 | 23.5 |
| Operating income | 21,947 | 6.9 | 20,761 | 7.2 | 26,451 | 9.7 |
| Interest income | 471 | 0.1 | 3,017 | 1.1 | 3,104 | 1.1 |
| Other (expense) income, net | (241) | (0.0) | 311 | 0.1 | 7 | 0.0 |
| Income before income taxes | 22,177 | 7.0 | 24,089 | 8.4 | 29,562 | 10.8 |
| Provision for income taxes | 7,502 | 2.4 | 8,283 | 2.9 | 9,332 | 3.4 |
| Net income | $ 14,675 | 4.6% | $ 15,806 | 5.5% | $ 20,230 | 7.4% |

## *Year Ended December 31, 2009 Compared to Year Ended December 31, 2008*

**CONSOLIDATED:** Net sales for the year ended December 31, 2009 were $317.6 million, an increase of 11% compared to $287.1 million for the same period last year. Net income for 2009 was $14.7 million or $1.05 per diluted share compared to $15.8 million or $1.09 per diluted share for 2008.

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | *$ (millions)* | *% of total* | *$ (millions)* | *% of total* |
| Net sales: | | | | |
| Business | $ 262.5 | 82.7% | $ 231.5 | 80.6% |
| Consumer | 55.1 | 17.3% | 55.6 | 19.4% |
| Total net sales | $ 317.6 | 100.0% | $ 287.1 | 100.0% |

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were approximately 83% of net sales for 2009 compared to approximately 81% for 2008. Net sales in our business lines for 2009 increased by approximately 13% to $262.5 million from $231.5 million in 2008. This increase in net sales resulted primarily from an increase in the volume of remote control sales, which was partially offset by lower prices. The increase in remote control sales volume was attributable to the continued deployment of advanced function set-top boxes by the service operators, market share gains with a few key subscription broadcasting customers and new customer wins. These advanced functions include digital video recording ("DVR"), video-on-demand ("VOD"), and high definition television ("HDTV"). We expect that the deployment of the advanced function set-top boxes by the service operators will continue into the foreseeable future as penetration for each of the functions cited continues to increase.

Net sales in our Consumer lines (One For All® retail, private label, custom installers, and direct import) were approximately 17% of net sales for 2009 compared to approximately 19% for 2008. Net sales in our consumer lines for 2009 decreased by 1% to $55.1 million from $55.6 million in 2008. The 2009 net sales were negatively impacted by the weakening of the Euro and the British Pound compared to the U.S. dollar, which resulted in a decrease in net sales of approximately $3.6 million. Net of the currency effect, net retail sales outside of the United States were down by an additional $0.9 million. Net private label sales in the United States decreased by $1.4 million, or 70%, to $0.6 million in 2009 from $2.0 million in 2008. In addition, net sales in the CEDIA market decreased by $0.8 million, or 11%, from $7.0 million in 2008 to $6.2 million in 2009. Partially offsetting these decreases was North American retail, which increased net sales by $6.2 million, from $2.0 million in 2008 to $8.2 million in 2009. The increase in North American retail was the result of our distribution agreement with Audiovox, which was signed during the second quarter of 2008.

Gross profit for 2009 was $101.6 million compared to $96.2 million for 2008. Gross profit as a percent of sales decreased to 32.0% in 2009 from 33.5% in 2008, due primarily to the following:

- Sales mix, as a higher percentage of our total sales was comprised of our lower margin Business category. In addition, sales mix within our sales categories also contributed to the decrease in our gross margin rate as consumers trended towards value-oriented products. Collectively, the aforementioned resulted in a decrease of 0.7% in the gross margin rate;
- Foreign currency fluctuations caused a decrease of 0.7% in the gross margin rate driven by the weakening of the Euro and British Pound as compared to the U.S. dollar;
- An increase in inventory scrap expense caused a decrease of 0.2% in the gross margin rate.

Included within the sales mix calculation was the positive benefit of our relationship with Maxim Integrated Products which resulted in an increase in our gross margin percentage of approximately 1.0%. During 2009 we agreed to be Maxim's sales agent in return for a sales agency fee. The sales agency fee during 2009 was $4.4 million.

During 2010, as the transition from the Zilog chip platform to the Maxim chip platform progresses, we will begin to take over full sales and distribution rights, procuring and selling the chips directly to Zilog's former customers. We anticipate this relationship will lead to growth in revenue and earnings going forward.

Research and development expenses increased 7% from $8.2 million in 2008 to $8.7 million in 2009. The increase is primarily due to additional labor dedicated to general research & development activities.

Selling, general and administrative expenses increased 6% from $67.3 million in 2008 to $71.0 million in 2009. The weakening of the Euro compared to the U.S. dollar resulted in a decrease of $1.6 million; net of the currency effect, selling, general and administrative expenses increased by $5.3 million. Legal, accounting, and advisory professional service expense increased by $1.1 million, due to the acquisition of assets from Zilog, which was completed during the first quarter of 2009. The newly-acquired Zilog operations increased operating expenses by an additional $3.8 million. In addition, severance costs of approximately $0.9 million were incurred in 2009. During the fourth quarter of 2009, we also settled a copyright infringement lawsuit which increased operating expenses by approximately $0.6 million. Partially offsetting these increases was a decline in advertising and tradeshow expense which decreased by $1.1 million.

In 2009, we recorded $0.5 million of net interest income compared to $3.0 million for 2008. The decrease in interest income is due to significantly lower interest rates.

We recorded income tax expense of $7.5 million in 2009 compared to $8.3 million in 2008. Our effective tax rate was 33.8% in 2009 compared to 34.4% in 2008. The decrease in our effective tax rate was due primarily to the completion of our Dutch tax audit for 2002 through 2006 which resulted in approximately $0.4 million of tax reserves being reversed and credited into income in the fourth quarter of 2009, offset partially by a higher percentage of income earned in higher tax rate jurisdictions in 2009 compared to 2008.

Management expects net sales for the year ended December 31, 2010 to be between $325 million and $340 million as compared to $317.6 million for the year ended December 31, 2009. During 2009, we benefited from a significant customer purchasing the majority of its remote controls from us. In 2010, we expect this customer to return to a more traditional dual source arrangement, where we will continue to supply one-hundred percent of their chipsets, but will share the remote control volume with an additional source. A chipset is sold for less than a finished good remote, however they command a slightly higher gross margin percentage. We estimate this will decrease our net sales to this customer by approximately $25.0 million during 2010 compared to the year ended December 31, 2009. However, we believe that growth from our existing customers and the addition of new customers, both domestically and internationally, as well as the impact of the Zilog acquisition, will more than offset this decrease in net sales.

Earnings per share for the year ending December 31, 2010 is expected to be between $1.20 and $1.35 as compared to the $1.05 per diluted share earned in the year ended December 31, 2009.

## *Year Ended December 31, 2008 Compared to Year Ended December 31, 2007*

**CONSOLIDATED:** Net sales for the year ended December 31, 2008 were $287.1 million, an increase of 5% compared to $272.7 million for the year ended December 31, 2007. Net income for 2008 was $15.8 million or $1.09 per diluted share compared to $20.2 million or $1.33 per diluted share for 2007.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | *$ (millions)* | *% of total* | *$ (millions)* | *% of total* |
| Net sales: | | | | |
| Business | $ 231.5 | 80.6% | $ 214.7 | 78.7% |
| Consumer | 55.6 | 19.4% | 58.0 | 21.3% |
| Total net sales | $ 287.1 | 100.0% | $ 272.7 | 100.0% |

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were approximately 81% of net sales for 2008 compared to approximately 79% for 2007. Net sales in our business lines for 2008 increased by approximately 8% to $231.5 million from $214.7 million in 2007. This increase in sales resulted primarily from an increase in the volume of remote control sales, which was partially offset by lower prices. The increase in remote control sales volume was attributable to the continued deployment of advanced function set-top boxes by the service operators, market share gains with a few key subscription broadcasting customers and new customer wins. These advanced functions include digital video recording ("DVR"), video-on-demand ("VOD"), and high definition television ("HDTV"). We expect that the deployment of the advanced function set-top boxes by the service operators will continue into the foreseeable future as penetration for each of the functions cited continues to increase.

Net sales in our Consumer lines (One For All® retail, private label, custom installers, and direct import) were approximately 19% of net sales for 2008 compared to approximately 21% for 2007. Net sales in our consumer lines for 2008 decreased by 4% to $55.6 million from $58.0 million in 2007. The sales were negatively impacted by the weakening of the British Pound compared to the U.S. dollar, which resulted in a decrease in net sales of approximately $2.1 million. The strengthening of the Euro compared to the U.S. dollar positively impacted sales, which resulted in an increase of $1.0 million. Net of the currency effect, retail sales outside of the United States were down by $3.1 million, primarily due to lower sales in the UK, Spain and France. Additionally, Private Label sales in the United States decreased by $1.2 million, or 38%, to $2.0 million in 2008 from $3.2 million in 2007. Partially offsetting these decreases is our expanding presence in the CEDIA market which increased sales by $2.2 million, or 47%, from 2007. In addition, other US Retail increased by $0.8 million, from $1.2 million in 2007 to $2.0 million in 2008, due to customer wins.

Gross profit for 2008 was $96.2 million compared to $99.4 million for 2007. Gross profit as a percent of sales for 2008 was 33.5%, compared to 36.4% for 2007, due primarily to the following reasons:

- Sales mix, as a higher percentage of our total sales was comprised of our lower margin Business category. In addition, sales mix within our sales categories also contributed to the decrease in our gross margin rate as consumers trended towards value-oriented products. Collectively, the aforementioned resulted in a decrease of 3.2% in the gross margin rate;
- Foreign currency fluctuations caused a decrease of 0.3% in the gross margin rate;
- A decrease in freight and handling expense (due to a lower percentage of air freight) caused an increase of 0.5% in the gross margin rate.

Research and development expenses decreased 8% from $8.8 million in 2007 to $8.2 million in 2008. The decrease is primarily due to the completion of the latest development phase for the Nevo platform in late 2007.

Selling, general and administrative expenses increased 5% from $64.1 million in 2007 to $67.3 million in 2008. The strengthening of the Euro compared to the U.S. dollar resulted in an increase of $2.2 million; payroll and benefits increased by $0.8 million due to new hires and merit increases; stock-based compensation increased by $0.8 million; depreciation expense in 2008 increased by $0.7 million, primarily due to increased tooling to support a higher volume of sales and an office renovation completed in early 2008; sales commissions increased by $0.4 million; bad debt expense increased by $0.4 million; and trade show expense increased by $0.4 million. These items were partially offset by lower long term incentive compensation, which decreased by $1.5 million, and a decline in net outside product development spending, which decreased by $0.9 million.

In 2008, we recorded $3.0 million of net interest income comparable to $3.1 million for 2007.

We recorded income tax expense of $8.3 million in 2008 compared to $9.3 million in 2007. Our effective tax rate was 34.4% in 2008 compared to 31.6% in 2007. The increase in our effective tax rate is due primarily to additional income earned in higher tax-rate jurisdictions as well as lower federal research and development credits.

## *Liquidity and Capital Resources*

### SOURCES AND USES OF CASH:

| *(In thousands)* | *Year Ended December 31, 2009* | *Increase (Decrease)* | *Year Ended December 31, 2008* | *Increase (Decrease)* | *Year Ended December 31, 2007* |
|---|---|---|---|---|---|
| Cash provided by operating activities | $ 23,987 | $ (6,165) | $ 30,152 | $ 10,215 | $ 19,937 |
| Cash used for investing activities | (66,091) | (58,671) | (7,420) | (1,237) | (6,183) |
| Cash (used for) provided by financing activities | (4,222) | 20,965 | (25,187) | (26,585) | 1,398 |
| Effect of exchange rate changes on cash | 104 | 9,021 | (8,917) | (14,300) | 5,383 |

| | *December 31, 2009* | *Increase(Decrease)* | *December 31, 2008* |
|---|---|---|---|
| Cash and cash equivalents | $ 29,016 | $ (46,222) | $ 75,238 |
| Working capital | 127,086 | 4,783 | 122,303 |

***Net cash provided by operating activities*** in 2009 was $24.0 million compared to $30.2 million during 2008. The decrease in cash flows from operating activities in 2009 compared to 2008 was primarily due to our deliberate effort to improve our vendor management which commenced during 2008 and resulted in a $15.6 million cash inflow by the end of 2008. As a result of the improved vendor terms being negotiated and implemented in 2008, there was minimal opportunity for improvement relating to accounts payable in 2009. Days in payables actually decreased from 81 days at December 31, 2008 to 67 days at December 31, 2009 resulting in a cash outflow of approximately $2.1 million in 2009. In addition, during 2009 we had cash outflows related to accounts receivable of $4.2 million compared to cash outflows of $1.5 million during 2008 due primarily to higher net sales over the last couple of years. Partially offsetting the aforementioned activity was an improvement in inventory turns from 4.4 turns in 2008 to 5.3 turns in 2009. Despite having higher sales, our inventory levels decreased from $43.7 million at December 31, 2008 to $40.9 million at December 31, 2009 compared to an inventory build of $8.8 million from December 31, 2007 to December 31, 2008.

Net cash provided by operating activities in 2008 was $30.2 million compared to $19.9 million during 2007. The increase in cash flows from operating activities in 2008 compared to 2007 was primarily due to an increase in accounts payable. Accounts payable increased at a higher rate compared to the prior year due to improved vendor management, including negotiating better payment terms with certain significant vendors.

Our days sales outstanding improved from 82 days for the fourth quarter 2007 to 68 days for the fourth quarter 2008 resulting in a $3.5 million improvement in working capital in 2008 compared to 2007. Partially offsetting the improvement in days sales outstanding is the decrease in inventory turns from 5.0 during 2007 to 4.4 during 2008. The decrease in inventory turns was a result of our deliberate effort to reduce costly air shipments by carrying additional safety stock as well as maintain high customer service levels with existing and newly acquired customers.

***Net cash used for investing activities*** during 2009 was $66.1 million as compared to $7.4 million and $6.2 million during 2008 and 2007, respectively. The increase in cash used for investing activities in 2009 was primarily due to the acquisition of intangible assets and goodwill of $9.5 million from Zilog and our term deposit investment of $49.2 million. Please refer to "Notes to Consolidated Financial Statements — Notes 7 and 21" for additional disclosure regarding our purchase of goodwill and intangible assets from Zilog.

*Net cash used for financing activities* was $4.2 million during 2009 compared to $25.2 million during 2008 and cash provided by financing activities of $1.4 million during 2007. Proceeds from stock option exercises were $3.3 million during 2009 compared to proceeds of $1.2 million and $12.6 million during 2008 and 2007, respectively. In 2009, gains from stock option exercises resulted in a $0.3 million excess tax benefit compared to $0.3 million and $3.3 million for 2008 and 2007, respectively. In addition, we purchased 404,643 shares of our common stock at a cost of $7.7 million during 2009, compared to 1,118,318 and 471,300 shares at a cost of $26.7 million and $14.5 million during 2008 and 2007, respectively. We hold these shares as treasury stock and they are available for reissue. Presently, except for using a minimal number of these treasury shares to compensate our outside board members, we have no plans to distribute these shares, although we may change these plans if necessary to fulfill our on-going business objectives.

On February 11, 2010, our Board of Directors authorized management to continue repurchasing up to an additional 1,000,000 shares of our issued and outstanding common stock. Repurchases may be made to manage dilution created by shares issued under our stock incentive plans or whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board.

On January 8, 2010, we entered into a new $15 million unsecured revolving credit line with U.S. Bank ("Credit Facility"), expiring on October 31, 2011. Amounts available for borrowing under the Credit Facility are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income.

At December 31, 2009 we had no debt, however we cannot make any assurances that we will not need to borrow amounts under this Credit Facility. If this or any other facility is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our operating results, financial position and cash flows.

**CONTRACTUAL OBLIGATIONS:** The following table summarizes our contractual obligations and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| *(in thousands)* | *Total* | *Less than 1 year* | *1–3 years* | *4–5 years* | *After 5 years* |
| Contractual obligations: | | | | | |
| Operating lease obligations | $ 4,649 | $ 1,905 | $ 2,376 | $ 368 | $ — |
| Purchase obligations[1] | 39,516 | 11,516 | 16,000 | 12,000 | — |
| Total contractual obligations | $ 44,165 | $ 13,421 | $ 18,376 | $ 12,368 | $ — |

(1) Purchase obligations primarily include contractual payments to purchase minimum quantities of inventory under vendor agreements.

**LIQUIDITY:** Historically, we have utilized cash provided from operations as our primary source of liquidity, as internally generated cash flows have been sufficient to support our business operations, capital expenditures, acquisitions and discretionary share repurchases. We are able to supplement our short-term liquidity, if necessary, with our Credit Facility.

Our working capital needs have typically been greatest during the third and fourth quarters when accounts receivable and inventories increase in connection with the fourth quarter holiday selling season. At December 31, 2009, we had $127.1 million of working capital compared to $122.3 million at December 31, 2008.

Our cash balances are held in numerous locations throughout the world, including substantial amounts held outside of the United States. Most of the amounts held outside of the United States may be repatriated to the United States but, under current law, would be subject to United States federal income taxes, less applicable foreign tax credits. Repatriation of some foreign balances is restricted by local laws. We have not provided for the United States federal tax liability on these amounts for financial statement purposes as this cash is considered indefinitely reinvested outside of the United States. Our intent is to meet our domestic liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of tax planning strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

At December 31, 2009, we had approximately $9.3 million, $14.2 million, $2.4 million and $3.1 million of cash and cash equivalents in the United States, Europe, Asia and Cayman Islands, respectively. In addition, at December 31, 2009 we had a six-month term deposit of $49.2 million in Asia which matured on January 21, 2010. A new term deposit of $50.3 million was entered into on March 11, 2010 and will mature on June 11, 2010. We attempt to mitigate our exposure to interest rate, liquidity, credit and other relevant risks by placing our cash, cash equivalents, and term deposit with financial institutions we believe are high quality.

For information regarding our Credit Facility, see "Quantitative and Qualitative Disclosures about Market Risk."

It is our policy to carefully monitor the state of our business, cash requirements and capital structure. We believe that the cash generated from our operations and funds from our Credit Facility will be sufficient to support our current business operations as well as anticipated growth at least through the end of 2010; however, there can be no assurance that such funds will be adequate for that purpose.

**OFF BALANCE SHEET ARRANGEMENTS** We do not participate in any off balance sheet arrangements.

**NEW ACCOUNTING PRONOUNCEMENTS** See "Notes to Consolidated Financial Statements — Note 2" for a discussion of new accounting pronouncements.

# Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange rate fluctuations. We have established policies, procedures and internal processes governing our management of these risks and the use of financial instruments to mitigate our risk exposure.

On January 8, 2010, we entered into a new $15 million unsecured revolving credit line with U.S. Bank ("Credit Facility"), expiring on October 31, 2011. Amounts available for borrowing under the Credit Facility are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income. Under the Credit Facility, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.8%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. At December 31, 2009, the 12-month LIBOR plus the fixed margin was 2.8% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

At December 31, 2009 we had no debt, however we cannot make any assurances that we will not need to borrow amounts under this Credit Facility. If this or any other facility is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our earnings, cash flow and financial position.

At December 31, 2009 we had wholly owned subsidiaries in Argentina, Cayman Islands, France, Germany, Hong Kong, India, Italy, the Netherlands, Singapore, Spain, and the United Kingdom. We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases, assets and liabilities denominated in currencies other than the U.S. dollar. The most significant foreign currencies to our operations for fiscal 2009 were the Euro and the British Pound. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where we are a net receiver, a weaker U.S. dollar may adversely affect certain expense figures taken alone.

From time to time, we enter into foreign currency exchange agreements to manage the foreign currency exchange rate risks inherent in our forecasted income and cash flows denominated in foreign currencies. The terms of these foreign currency exchange agreements normally last less than nine months. We recognize the gains and losses on these foreign currency contracts in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

It is difficult to estimate the impact of fluctuations on reported income, as it depends on the opening and closing rates, the average net balance sheet positions held in a foreign currency and the amount of income generated in local currency. We routinely forecast what these balance sheet positions and income generated in local currency may be and we take steps to minimize exposure as we deem appropriate. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures, primarily if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge. We do not enter into any derivative transactions for speculative purposes.

The sensitivity of earnings and cash flows to the variability in exchange rates is assessed by applying an approximate range of potential rate fluctuations to our assets, obligations and projected results of operations denominated in foreign currency with all other variables held constant. The analyses cover all of our foreign currency contracts offset by the underlying exposures. Based on our overall foreign currency rate exposure at December 31, 2009, we believe that movements in foreign currency rates may have a material affect on our financial position. We estimate that if the exchange rates for the Euro and the British Pound relative to the U.S. dollar fluctuate 10% from December 31, 2009, net income and cash flows in the first quarter of 2010 would fluctuate by approximately $0.6 million and $6.7 million, respectively.

# Financial Statements and Supplementary Data

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*Board of Directors and Shareholders*
*Universal Electronics Inc.*

We have audited the accompanying consolidated balance sheets of Universal Electronics Inc. (a Delaware corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule listed in the index to the consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Electronics Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Electronics Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2010 expressed an unqualified opinion.

Grant Thornton LLP

*Irvine, California*
*March 15, 2010*

# Consolidated Balance Sheets

| (In thousands, except share-related data) | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS:** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 29,016 | $ 75,238 |
| Term deposit | 49,246 | — |
| Accounts receivable, net | 64,392 | 59,825 |
| Inventories, net | 40,947 | 43,675 |
| Prepaid expenses and other current assets | 2,423 | 3,461 |
| Deferred income taxes | 3,016 | 2,421 |
| Total current assets | 189,040 | 184,620 |
| Equipment, furniture and fixtures, net | 9,990 | 8,686 |
| Goodwill | 13,724 | 10,757 |
| Intangible assets, net | 11,572 | 5,637 |
| Other assets | 1,144 | 609 |
| Deferred income taxes | 7,837 | 7,246 |
| Total assets | $ 233,307 | $ 217,555 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY:** | | |
| Current liabilities: | | |
| Accounts payable | $ 39,514 | $ 44,705 |
| Accrued sales discounts, rebates and royalties | 6,028 | 4,848 |
| Accrued income taxes | 3,254 | 2,334 |
| Accrued compensation | 4,619 | 3,617 |
| Other accrued expenses | 8,539 | 6,813 |
| Total current liabilities | 61,954 | 62,317 |
| Long-term liabilities: | | |
| Deferred income taxes | 153 | 130 |
| Income tax payable | 1,348 | 1,442 |
| Other long-term liabilities | 122 | 313 |
| Total liabilities | 63,577 | 64,202 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued or outstanding | — | — |
| Common stock, $.01 par value, 50,000,000 shares authorized; 19,140,232 and 18,715,833 shares issued at December 31, 2009 and 2008, respectively | 191 | 187 |
| Paid-in capital | 128,913 | 120,551 |
| Accumulated other comprehensive income | 1,463 | 750 |
| Retained earnings | 118,989 | 104,314 |
| | 249,556 | 225,802 |
| Less cost of common stock in treasury, 5,449,962 and 5,070,319 shares at December 31, 2009 and 2008, respectively | (79,826) | (72,449) |
| Total stockholders' equity | 169,730 | 153,353 |
| Total liabilities and stockholders' equity | $ 233,307 | $ 217,555 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Income Statements

| (In thousands, except per share amounts) | YEAR ENDED DECEMBER 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales | $ 317,550 | $ 287,100 | $ 272,680 |
| Cost of sales | 215,938 | 190,910 | 173,329 |
| Gross profit | 101,612 | 96,190 | 99,351 |
| Research and development expenses | 8,691 | 8,160 | 8,820 |
| Selling, general and administrative expenses | 70,974 | 67,269 | 64,080 |
| Operating income | 21,947 | 20,761 | 26,451 |
| Interest income | 471 | 3,017 | 3,104 |
| Other (expense) income, net | (241) | 311 | 7 |
| Income before provision for income taxes | 22,177 | 24,089 | 29,562 |
| Provision for income taxes | 7,502 | 8,283 | 9,332 |
| Net income | $ 14,675 | $ 15,806 | $ 20,230 |
| Earnings per share: | | | |
| Basic | $ 1.07 | $ 1.13 | $ 1.40 |
| Diluted | $ 1.05 | $ 1.09 | $ 1.33 |
| Shares used in computing earnings per share: | | | |
| Basic | 13,667 | 14,015 | 14,410 |
| Diluted | 13,971 | 14,456 | 15,177 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| *(In thousands)* | *Common Stock Issued* | |
|---|---|---|
| | *Shares* | *Amount* |
| Balance at December 31, 2006 | 17,543 | $ 175 |
| Comprehensive income: | | |
| Net income | | |
| Currency translation adjustment | | |
| Total comprehensive income | | |
| Shares issued for employee benefit plan | 23 | 1 |
| Purchase of treasury shares | | |
| Stock options exercised | 981 | 9 |
| Shares issued to Directors | | |
| Stock—based compensation expense | | |
| Adoption of FIN 48 (Note 8) | | |
| Tax benefit from exercise of non-qualified stock options | | |
| Balance at December 31, 2007 | 18,547 | $ 185 |
| Comprehensive income: | | |
| Net income | | |
| Currency translation adjustment | | |
| Total comprehensive income | | |
| Shares issued for employee benefit plan and compensation | 55 | 1 |
| Purchase of treasury shares | | |
| Stock options exercised | 114 | 1 |
| Shares issued to Directors | | |
| Stock—based compensation expense | | |
| Tax benefit from exercise of non-qualified stock options and vested restricted stock | | |
| Balance at December 31, 2008 | 18,716 | $ 187 |
| Comprehensive income: | | |
| Net income | | |
| Currency translation adjustment | | |
| Total comprehensive income | | |
| Shares issued for employee benefit plan and compensation | 145 | 1 |
| Purchase of treasury shares | | |
| Stock options exercised | 279 | 3 |
| Shares issued to Directors | | |
| Stock—based compensation expense | | |
| Tax benefit from exercise of non-qualified stock options and vested restricted stock | | |
| Balance at December 31, 2009 | 19,140 | $ 191 |

The accompanying notes are an integral part of these consolidated financial statements.

| Common Stock In Treasury | | | Accumulated Other | | | |
|---|---|---|---|---|---|---|
| Shares | Amount | Paid-in Capital | Comprehensive Income (Loss) | Retained Earnings | Totals | Comprehensive Income |
| (3,529) | $ (31,964) | $ 94,733 | $ 2,759 | $ 68,514 | $ 134,217 | |
| | | | | 20,230 | | $ 20,230 |
| | | | 8,462 | | | 8,462 |
| | | | | | | $ 28,692 |
| | | 630 | | | 631 | |
| (471) | (14,519) | | | | (14,519) | |
| | | 12,588 | | | 12,597 | |
| 25 | 370 | (370) | | | — | |
| | | 3,521 | | | 3,521 | |
| | | | | (236) | (236) | |
| | | 3,339 | | | 3,339 | |
| (3,975) | $ (46,113) | $ 114,441 | $ 11,221 | $ 88,508 | $ 168,242 | |
| | | | | 15,806 | | $ 15,806 |
| | | | (10,471) | | | (10,471) |
| | | | | | | $ 5,335 |
| | | 632 | | | 633 | |
| (1,118) | (26,689) | | | | (26,689) | |
| | | 1,157 | | | 1,158 | |
| 23 | 353 | (353) | | | — | |
| | | 4,243 | | | 4,243 | |
| | | 431 | | | 431 | |
| (5,070) | $ (72,449) | $ 120,551 | $ 750 | $ 104,314 | $ 153,353 | |
| | | | | 14,675 | | $ 14,675 |
| | | | 713 | | | 713 |
| | | | | | | $ 15,388 |
| | | 740 | | | 741 | |
| (405) | (7,747) | | | | (7,747) | |
| | | 3,272 | | | 3,275 | |
| 25 | 370 | (370) | | | — | |
| | | 4,312 | | | 4,312 | |
| | | 408 | | | 408 | |
| (5,450) | $ (79,826) | $ 128,913 | $ 1,463 | $ 118,989 | $ 169,730 | |

# Consolidated Statements of Cash Flows

| (IN THOUSANDS) | YEAR ENDED DECEMBER 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| ***Cash provided by operating activities:*** | | | |
| Net income | $ 14,675 | $ 15,806 | $ 20,230 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 6,801 | 6,084 | 4,675 |
| Provision for doubtful accounts | 363 | 442 | 23 |
| Provision for inventory write-downs | 3,480 | 2,671 | 2,146 |
| Deferred income taxes | (1,141) | (448) | 219 |
| Tax benefit from exercise of stock options and vested restricted stock | 408 | 431 | 3,339 |
| Excess tax benefit from stock-based compensation | (250) | (344) | (3,320) |
| Shares issued for employee benefit plan | 741 | 633 | 631 |
| Stock-based compensation | 4,312 | 4,243 | 3,521 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (4,206) | (1,478) | (5,033) |
| Inventories | (354) | (12,219) | (9,194) |
| Prepaid expenses and other assets | 552 | (1,888) | 837 |
| Accounts payable and accrued expenses | (2,096) | 15,557 | 3,982 |
| Accrued income and other taxes | 702 | 662 | (2,119) |
| Net cash provided by operating activities | 23,987 | 30,152 | 19,937 |
| ***Cash used for investing activities:*** | | | |
| Term deposit | (49,246) | — | — |
| Acquisition of equipment, furniture and fixtures | (6,171) | (5,945) | (4,802) |
| Acquisition of intangible assets | (1,172) | (1,475) | (1,381) |
| Acquisition of assets from Zilog, Inc. | (9,502) | — | — |
| Net cash used for investing activities | (66,091) | (7,420) | (6,183) |
| ***Cash (used for) provided by financing activities:*** | | | |
| Proceeds from stock options exercised | 3,275 | 1,158 | 12,597 |
| Treasury stock purchased | (7,747) | (26,689) | (14,519) |
| Excess tax benefit from stock-based compensation | 250 | 344 | 3,320 |
| Net cash (used for) provided by financing activities | (4,222) | (25,187) | 1,398 |
| Effect of exchange rate changes on cash | 104 | (8,917) | 5,383 |
| Net (decrease) increase in cash and cash equivalents | (46,222) | (11,372) | 20,535 |
| Cash and cash equivalents at beginning of year | 75,238 | 86,610 | 66,075 |
| Cash and cash equivalents at end of year | $ 29,016 | $ 75,238 | $ 86,610 |

Supplemental Cash Flow Information — Income taxes paid were $7.3 million, $8.2 million and $8.1 million in 2009, 2008, and 2007, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

# Notes to Consolidated Financial Statements

## NOTE 1: *Description of Business*

Universal Electronics Inc., based in Southern California, has developed a broad line of easy-to-use, pre-programmed universal wireless control products and audio-video accessories that are marketed to enhance home entertainment systems as well as software designed to enable consumers to wirelessly connect, control and interact with an increasingly complex home environment. Our primary markets include cable and satellite service providers, retail, original equipment manufacturers ("OEMs"), custom installers, private label, and companies in the personal computing industry. Over the past 22 years, we have developed a broad portfolio of patented technologies and a database of home connectivity software that we license to our customers, including many leading Fortune 500 companies. In addition, we sell our universal wireless control products and other audio-visual accessories through our European headquarters in the Netherlands and to distributors and retailers in Europe, Australia, New Zealand, South Africa, the Middle East, Mexico, and selected countries in Asia and Latin America under the One For All® brand name.

As used herein, the terms "we", "us" and "our" refer to Universal Electronics Inc. and its subsidiaries unless the context indicates to the contrary.

## NOTE 2: *Summary of Significant Accounting Policies*

**PRINCIPLES OF CONSOLIDATION:** The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All the intercompany accounts and transactions have been eliminated in the consolidated financial statements.

**ESTIMATES AND ASSUMPTIONS:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and stock-based compensation expense. Actual results may differ from these assumptions and estimates, and they may be adjusted as more information becomes available. Any adjustment may be material.

**REVENUE RECOGNITION AND SALES ALLOWANCES:** We recognize revenue on the sale of products when delivery has occurred, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collectability is reasonably assured. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Sales allowances reduce gross accounts receivable and gross sales to arrive at accounts receivable, net and net sales in the same period the related receivable and revenue is recorded (see Note 4 for further information concerning our sales allowances).

The provision recorded for estimated sales returns and allowances is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. We have no obligations after delivery of our products other than the associated warranties (see Note 12 for further information concerning our warranty obligations).

We accrue for discounts and rebates on product sales in the same period as the related revenues are recorded based on historical experience. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is based on a variety of factors, including historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, our estimates of the recoverability of the receivables would be further adjusted, either upward or downward.

We generate service revenue, which is paid monthly, as a result of providing consumer support programs to some of our customers through our call centers. These service revenues are recognized when services are performed, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured.

We also license our intellectual property including our patented technologies, trade secrets, trademarks, and database of infrared codes. We record license revenue when our customers ship a product incorporating our intellectual property, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured.

We may from time to time initiate the sale of certain intellectual property, including patented technologies, trademarks, or a particular database of infrared codes. When a fixed upfront fee is received in exchange for the conveyance of a patent, trademark, or database delivered that represents the culmination of the earnings process, we record revenue when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

When a sales arrangement contains multiple elements, such as software products, licenses and/or services, we allocate revenue to each element based on its relative fair value. The fair values for the multiple elements are determined based on vendor specific objective evidence ("VSOE"), or the price charged when the element is sold separately. The residual method is utilized when VSOE exists for all the undelivered elements, but not for the delivered element. This is performed by allocating revenue to the undelivered elements (that have VSOE) and the residual revenue is allocated to the delivered elements. When the fair value for an undelivered element cannot be determined, we defer revenue for the delivered elements until the undelivered element is delivered. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or subject to customer-specified return or refund privileges.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from revenue) in our financial statements. The government-assessed taxes are recorded in other accrued expenses until they are remitted to the government agency.

**INCOME TAXES:** Income tax expense includes U.S. and foreign income taxes. We account for income taxes using the liability method. We record deferred tax assets and deferred tax liabilities on our balance sheet for expected future tax consequences of events recognized in our financial statements in a different period than our tax return using enacted tax rates that will be in effect when these differences reverse. We record a valuation allowance to reduce net deferred tax assets if we determine that it is more likely than not that the deferred tax assets will not be realized. A current tax asset or liability is recognized for the estimated taxes refundable or payable for the current year.

A tax position that is more likely than not is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, or else a full reserve is established against the tax asset or a liability is recorded. See Note 8 for further information concerning income taxes.

**RESEARCH AND DEVELOPMENT:** Research and development costs are expensed as incurred and consist primarily of salaries, employee benefits, supplies and materials.

**ADVERTISING:** Advertising costs are expensed as incurred. Advertising expense totaled $1.3 million, $2.1 million and $1.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

**SHIPPING AND HANDLING FEES AND COSTS:** We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with in-bound freight are recorded in cost of goods sold. Other shipping and handling costs are included in selling, general and administrative expenses and totaled $7.9 million, $8.4 million and $7.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

**STOCK-BASED COMPENSATION:** We recognize the grant date fair value of stock-based compensation awards as expense, net of estimated forfeitures, in proportion to vesting during the requisite service period, which is generally one to four years. We determined the fair value of the restricted stock awards utilizing the average of the high and low trade prices of our Company's shares on the date they were granted. We have evaluated the available option pricing models and the assumptions we may utilize to estimate the grant date fair value of stock options granted to employees and directors. We have elected to utilize the Black-Scholes option pricing model. The assumptions utilized in the Black-Scholes model include the following: weighted average fair value of grant, risk-free interest rate, expected volatility and expected life in years. As part of our assessment of possible assumptions, management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. Therefore, we calculate the expected volatility of our common stock utilizing its historical volatility over a period of time equal to the expected term of the stock option. In addition, we examined the historical pattern of stock option exercises in an effort to determine if there were any discernable patterns based on employee classification. From this analysis, we identified two classifications: (1) Executives and Board of Directors and (2) Non-Executives. Our estimate of expected life is computed utilizing historical exercise patterns and post-vesting behavior within each of the two identified classifications. The risk-free interest rate over the expected term is equal to the prevailing U.S. Treasury note rate over the same period. See Notes 13 and 15 for further information regarding stock-based compensation.

**FOREIGN CURRENCY TRANSLATION AND FOREIGN CURRENCY TRANSACTIONS:** We use the U.S. dollar as our functional currency for financial reporting purposes. The functional currency for most of our foreign subsidiaries is their local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using the average exchange rate during each period. The gains and losses resulting from the translation are included in the foreign currency translation adjustment account, a component of accumulated other comprehensive income in stockholders' equity, and are excluded from net income. The portions of intercompany accounts receivable and accounts payable that are not intended for settlement are translated at exchange rates in effect at the balance sheet date. Our intercompany foreign investments and long-term debt that are not intended for settlement are translated using historical exchange rates.

We recorded a foreign currency translation gain of $0.7 million, a loss of $10.5 million and a gain of $8.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. The foreign currency translation gain of $0.7 million for the year ended December 31, 2009 was driven by the weakening of the U.S. dollar versus the Euro. The U.S. dollar/Euro spot rate was 1.43 and 1.39 at December 31, 2009 and 2008, respectively.

The foreign currency translation loss of $10.5 million for the year ended December 31, 2008 was driven by the strengthening of the U.S. dollar versus the Euro. The U.S. dollar/Euro spot rate was 1.39 and 1.46 at December 31, 2008 and 2007, respectively. The foreign currency translation loss during 2008 was compounded by our transfer of €47.0 million, or $60.2 million, into Hong Kong dollars (which are indexed to the U.S. dollar) in November 2008. The U.S. dollar/Euro spot rate at the time of transfer was 1.28. This composed approximately $7.2 million of the foreign currency translation loss for 2008.

The foreign currency translation gain of $8.5 million for the year ended December 31, 2007 was driven by the weakening of the U.S. dollar versus the Euro. The U.S. dollar/Euro spot rate was 1.46 and 1.32 at December 31, 2007 and December 31, 2006, respectively.

Transaction gains and losses generated by the effect of changes in foreign currency exchange rates on recorded assets and liabilities denominated in a currency different than the functional currency of the applicable entity are recorded in other (expense) income, net (see Note 16 for further information concerning transaction gains and losses).

**FINANCIAL INSTRUMENTS:** Our financial instruments consist primarily of investments in cash and cash equivalents, a term deposit, accounts receivable, accounts payable and accrued liabilities. The carrying value of our financial instruments approximate fair value as a result of their short maturities (see Notes 3, 4, 5 and 9 for further information concerning our financial instruments).

**CASH, CASH EQUIVALENTS, AND TERM DEPOSIT:** Cash and cash equivalents include cash accounts and all investments purchased with initial maturities of 3 months or less. We attempt to mitigate our exposure to interest rate, liquidity, credit and other relevant risks by placing our cash, cash equivalents, and term deposit with financial institutions we believe are high quality. These financial institutions are located in many different geographic regions. As part of our cash and risk management processes, we perform periodic evaluations of the relative credit standing of our financial institutions. We have not sustained credit losses from instruments held at financial institutions (see Note 3 for further information concerning cash, cash equivalents, and term deposit).

**INVENTORIES:** Inventories consist of remote controls, audio-video accessories and the related component parts. Inventoriable costs include materials, labor, freight-in and manufacturing overhead related to the purchase and production of inventories. We value our inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. We attempt to carry inventories in amounts necessary to satisfy our customer requirements on a timely basis (see Note 5 for further information concerning our inventories and suppliers).

Product innovations and technological advances may shorten a given product's life cycle. We continually monitor our inventories to identify any excess or obsolete items on hand. We write-down our inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of the inventories and its estimated net realizable value. These estimates are based upon management's judgment about future demand and market conditions. Actual results may differ from management's judgments and additional write-downs may be required. Our total excess and obsolete inventory reserve as of December 31, 2009 and 2008 was $1.8 million and $1.5 million, respectively, or 4.1% and 3.5% of our total inventory balance.

**EQUIPMENT, FURNITURE AND FIXTURES:** Equipment, furniture and fixtures are recorded at cost. To qualify for capitalization an asset must have a useful life greater than one year and a cost greater than $1,000 for individual assets or $5,000 for assets purchased in bulk.

We capitalize certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software.

For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included as a component of depreciation expense in operating income.

Estimated useful lives consist of the following:

| | |
|---|---|
| Tooling and equipment | 2-7 Years |
| Computer equipment | 3-7 Years |
| Software | 3-5 Years |
| Furniture and fixtures | 5-7 Years |
| Leasehold improvements | Lesser of lease term or useful life (approximately 2 to 6 years) |

See Note 6 for further information concerning our equipment, furniture and fixtures.

**GOODWILL:** We record the excess purchase price of net tangible and intangible assets acquired over their estimated fair value as goodwill. We evaluate the carrying value of goodwill as of December 31 of each year and between annual evaluations if events occur or circumstances change that may reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. Our domestic and international operations are components and reporting units of our sole operating segment.

To evaluate whether goodwill is impaired, we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting units based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying amount of a reporting unit exceeds its fair value, the amount of the impairment loss must be measured.

The impairment loss would be measured by comparing the implied fair value of goodwill to its carrying amount. In calculating the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

We conducted annual goodwill impairment reviews as of December 31, 2009, 2008 and 2007. Based on the analysis performed, we determined that the fair values of our reporting units exceeded their carrying amounts, including goodwill, and therefore they were not impaired. See Notes 7 and 21 for further information concerning goodwill.

**LONG-LIVED AND INTANGIBLE ASSETS IMPAIRMENT:** Intangible assets consist principally of distribution rights, patents, trademarks, trade names, developed and core technologies, capitalized software development costs (see also Note 2 under the caption Capitalized Software Development Costs) and customer relationships. Capitalized amounts related to patents represent external legal costs for the application and maintenance of patents. Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from two to fifteen years.

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which may trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner or use of the assets or strategy for the overall business; (3) significant negative industry or economic trends and (4) a significant decline in our stock price for a sustained period.

We conduct an impairment review when we determine that the carrying value of a long-lived or intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment. The asset is impaired if its carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors.

The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. We estimate fair value utilizing the projected discounted cash flow method and a discount rate determined by our management to be commensurate with the risk inherent in our current business model. When calculating fair value, we must make assumptions regarding estimated future cash flows, discount rates and other factors.

See Notes 6 and 14 for further information concerning long-lived assets. See Notes 7 and 21 for further information concerning intangible assets.

**CAPITALIZED SOFTWARE DEVELOPMENT COSTS:** Costs incurred to develop software for resale are expensed when incurred as research and development until technological feasibility has been established. We have determined that technological feasibility for our products is established when a working model is complete. Once technological feasibility is established, software development costs are capitalized until the product is available for general release to customers.

Capitalized software development costs are amortized on a product-by-product basis. Amortization is recorded in cost of sales and is the greater amount computed using:

a. the net book value at the beginning of the period multiplied by the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product; or
b. the straight-line method over the remaining estimated economic life of the product including the period being reported on.

The amortization of capitalized software development costs begins when the related product is available for general release to customers. The amortization periods normally range from one to two years.

We compare the unamortized capitalized software development costs of a product to its net realizable value at each balance sheet date. The amount by which the unamortized capitalized software development costs exceed the product's net realizable value is written off. The net realizable value is the estimated future gross revenues of a product reduced by its estimated completion and disposal costs. Any remaining amount of capitalized software development costs are considered to be the cost for subsequent accounting purposes and the amount of the write-down is not subsequently restored. See Note 7 for further information concerning capitalized software development costs.

**DERIVATIVES:** Our foreign currency exposures are primarily concentrated in the Euro, British Pound and Hong Kong dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. We do not enter into financial instruments for speculation or trading purposes.

The derivatives we enter into have not qualified for hedge accounting. The gains and losses on both the derivatives and the foreign currency-denominated balances are recorded as foreign exchange transaction gains or losses and are classified in other (expense) income, net. Derivatives are recorded on the balance sheet at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. See Note 18 for further information concerning derivatives.

**FAIR-VALUE MEASUREMENTS:** We measure fair value using the framework established by the FASB accounting guidance for fair value measurements and disclosures. This framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

The valuation techniques are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources. Unobservable inputs require management to make certain assumptions and judgments based on the best information available. Observable inputs are the preferred source of values. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices (unadjusted) for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

**NEW ACCOUNTING PRONOUNCEMENTS:** In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-6 to improve the disclosure and transparency of fair value measurements. These amendments clarify the level of disaggregation required, and the necessary disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The amendments in the update are effective prospectively for interim and annual periods beginning on or after December 15, 2009, except for the separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. We have not yet adopted this ASU, and we do not expect its adoption will have a material effect on our consolidated results of operations and financial condition.

In October 2009, the FASB issued ASU No. 2009-14 to address accounting for arrangements that contain tangible products and software. The amendments in this update clarify what guidance should be utilized in allocating and measuring revenue for products that contain software that is "more than incidental" to the product as a whole. Currently, products that contain software that is "more than incidental" to the product as a whole are within the scope of software accounting guidance. Software accounting guidance requires a vendor to use vendor-specific objective evidence ("VSOE") of selling price to separate the software from the product and account for the two elements as a multiple-element arrangement. A vendor must sell, or intend to sell, a particular element separately to assert VSOE for that element. Third-party evidence for selling price is not allowed under the software accounting model. If a vendor does not have VSOE for the undelivered elements in the arrangement, the revenue associated with both the delivered and undelivered elements is combined into one unit of accounting. Any revenue attributable to the delivered elements is then deferred and recognized at a later date, which in many cases is as the undelivered elements are delivered by the vendor. This ASU addresses concerns that the current accounting model may not appropriately reflect the economics of the underlying transactions because no revenue is recognized for some products for which the vendor has already completed the related performance. In addition, this ASU addresses the concern that more software enabled products fall within the scope of the current software accounting model than was originally intended because of ongoing technical advancements. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, however, if early adoption is elected, we would be required to apply the amendments retrospectively from the beginning of the fiscal year of adoption and make specific disclosures. We have not yet adopted this ASU, and we are currently evaluating the impact it may have on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined accounting unit. Current accounting guidance requires a vendor to use VSOE or third-party evidence ("TPE") of selling price to separate deliverables in a multiple-deliverable arrangement. VSOE of selling price is the price charged for a deliverable when it is sold separately or, for a deliverable not yet being sold separately, the price established by management with the appropriate authority. If a vendor does not have VSOE for the undelivered elements in the arrangement, the revenue associated with both the delivered and undelivered elements is combined into one unit of accounting. Any revenue attributable to the delivered products is then deferred and recognized at a later date, which in many cases is as the undelivered elements are delivered by the vendor. An exception to this guidance exists if the vendor has VSOE or TPE of selling price for the undelivered elements in the arrangement but not for the delivered elements. In those situations, the vendor uses the residual value method to allocate revenue to the delivered element, which results in the allocation of the entire discount in the arrangement, if any, to the delivered element. This ASU addresses concerns that the current accounting model may not appropriately reflect the economics of the underlying transactions because sometimes no revenue is recognized for products for which the vendor has already completed the related performance. As a result of this amendment, multiple element arrangements will be separated in more circumstances than under the existing accounting model. This amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price utilized for each deliverable will be based on VSOE if available, TPE if VSOE is not available, or estimated selling price if neither VSOE or TPE evidence is available. The residual method is eliminated. The amendments in the update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted, however, if early adoption is elected, we would be required to apply the amendments retrospectively from the beginning of the fiscal year of adoption and make specific disclosures. We have not yet adopted this ASU, and we are currently evaluating the impact it may have on our consolidated financial statements.

**RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS:** In December 2007, the FASB issued guidance that established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This guidance also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of this guidance will affect the total purchase price of acquisitions, as acquisition costs will now be expensed, and the allocation of fair value to specific assets and liabilities will be different. This guidance was effective for us January 1, 2009. As a result of adopting this guidance, we recognized $1.1 million of acquisition costs during the year ended December 31, 2009 related to our purchase of assets from Zilog. The acquisition costs recognized during 2009 included $0.1 million of acquisition costs that were capitalized at December 31, 2008.

In addition to the recently adopted accounting standard above, we adopted the following accounting standards during 2009, none of which had a material effect on our consolidated financial position and results of operations:

- In September 2009, the FASB issued an ASU to address the need for additional implementation guidance on accounting for uncertainty in income taxes. We adopted this guidance during the quarter ended September 30, 2009.
- In August 2009, the FASB issued an ASU addressing the measurement of liabilities at fair value and reaffirmed the practice of measuring fair value using quoted market prices when a liability is traded as an asset. We adopted this guidance during the quarter ended September 30, 2009.
- In June 2009, the FASB issued new guidance establishing the FASB Accounting Standards Codification as the source of authoritative U.S. GAAP and identified the framework for selecting the principles to utilize in the preparation of financial statements for nongovernmental entities. We adopted this guidance during the quarter ended September 30, 2009.
- In April 2009, the FASB issued additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. We adopted this guidance during the quarter ended June 30, 2009.
- In April 2009, the FASB issued new guidance requiring disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. We adopted this guidance during the quarter ended June 30, 2009.
- In April 2009, the FASB issued new guidance to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. We adopted this guidance during the quarter ended March 31, 2009.
- In December 2008, the FASB issued guidance requiring employers to disclose certain information about plan assets of a defined benefit pension or other postretirement plan. We adopted this guidance during the quarter ended March 31, 2009.
- In November 2008, the FASB issued guidance clarifying how to account for defensive intangible assets subsequent to initial measurement. We adopted this guidance during the quarter ended March 31, 2009.
- In June 2008, the FASB issued new guidance addressing whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. We adopted this guidance during the quarter ended March 31, 2009.
- In April 2008, the FASB issued guidance amending the factors that should be considered while developing renewal or extension assumptions to be utilized when determining the useful life of a recognized intangible asset. We adopted this guidance during the quarter ended March 31, 2009.
- In March 2008, the FASB issued guidance that amended and expanded the disclosure requirements for derivative instruments and hedging activities to provide improved transparency into their uses and financial statement impact. We adopted this guidance during the quarter ended March 31, 2009.

- In December 2007, the FASB issued new guidance changing the accounting for, and the financial statement presentation of, non-controlling equity interests in a consolidated subsidiary. We adopted this guidance during the quarter ended March 31, 2009.
- In November 2007, the FASB issued guidance defining collaborative arrangements and establishing reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. We adopted this guidance during the quarter ended March 31, 2009.
- In September 2006, the FASB issued new guidance on fair value measurements. This guidance clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures of fair value measurements. In February 2008, the FASB delayed the effective date of the fair value measurements guidance for certain non-financial assets and liabilities. We adopted this new guidance for financial assets and liabilities during the quarter ended March 31, 2008. We adopted this new guidance for non-financial assets and liabilities during the quarter ended March 31, 2009.

## NOTE 3: *Cash, Cash Equivalents, and Term Deposit*

The following table sets forth our cash, cash equivalents, and term deposit that were accounted for at fair value on a recurring basis as of December 31, 2009:

| *(in thousands)* | | FAIR VALUE MEASUREMENT USING | | |
|---|---|---|---|---|
| *Description* | *Year Ended 12/31/2009* | *Quoted Prices in Active Markets for Identical Asset (Level 1)* | *Significant Other Observable Inputs (Level 2)* | *Significant Unobservable Inputs (Level 3)* |
| Cash and cash equivalents | $ 29,016 | $ 29,016 | $ — | $ — |
| Term deposit | 49,246 | 49,246 | — | — |
| | $ 78,262 | $ 78,262 | $ — | $ — |

At December 31, 2009, we had approximately $9.3 million, $14.2 million, $2.4 million and $3.1 million of cash and cash equivalents in the United States, Europe, Asia and Cayman Islands, respectively. In addition, at December 31, 2009, we had a six-month term deposit cash account at Wells Fargo Bank denominated in Hong Kong dollars. The term began on July 21, 2009 and ended on January 21, 2010. The term deposit earned interest at an annual rate of 0.57%. The deposit amount and interest receivable related to this account as of December 31, 2009 was $49.2 million and 0.1 million, respectively.

On March 11, 2010, we entered into a three-month term deposit cash account at Wells Fargo Bank denominated in Hong Kong dollars. The term deposit of $50.3 million earns interest at an annual rate of 0.09%.

At December 31, 2008, we had approximately $8.4 million, $6.1 million and $60.7 million of cash and cash equivalents in the United States, Europe, and Asia, respectively.

See Note 2 under the caption Cash, Cash Equivalents, and Term Deposit for further information regarding our accounting principles.

## NOTE 4: *Accounts Receivable, net and Revenue Concentrations*

Accounts receivable, net consisted of the following at December 31, 2009 and 2008:

| (IN THOUSANDS) | 2009 | 2008 |
|---|---|---|
| Trade receivables, gross | $ 68,458 | $ 65,014 |
| Allowance for doubtful accounts | (2,423) | (2,439) |
| Allowance for sales returns | (1,999) | (2,823) |
| Net trade receivables | 64,036 | 59,752 |
| Other[1] | 356 | 73 |
| Accounts receivable, net | $ 64,392 | $ 59,825 |

(1) Other receivables as of December 31, 2009 consisted primarily of a reimbursement due from a vendor for quality issues, sales tax receivables, and interest due from Wells Fargo Bank on our term deposit (see Note 3).

**TRADE RECEIVABLES, GROSS:** Trade receivables, gross increased from $65.0 million at December 31, 2008 to $68.5 million at December 31, 2009. The increase in trade receivables, gross was driven primarily by net sales increasing from $78.7 million for the quarter ended December 31, 2008 to $84.9 million for the quarter ended December 31, 2009. Our days sales outstanding were approximately 68 days at both December 31, 2009 and 2008.

**ALLOWANCE FOR DOUBTFUL ACCOUNTS:** The following changes occurred in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007:

| (IN THOUSANDS) *Description* | *Balance at Beginning of Period* | *Additions to Costs and Expenses* | *(Write-offs)/ FX Effects* | *Balance at End of Period* |
|---|---|---|---|---|
| Year Ended December 31, 2009 | $ 2,439 | $ 363 | $ (379) | $ 2,423 |
| Year Ended December 31, 2008 | $ 2,330 | $ 442 | $ (333) | $ 2,439 |
| Year Ended December 31, 2007 | $ 2,602 | $ 23 | $ (295) | $ 2,330 |

**SALES RETURNS:** The allowance for sales returns balance at December 31, 2009 and 2008 contained reserves for items returned prior to year-end, but that were not completely processed, and therefore had not yet been removed from the allowance for sales returns balance. We estimate that if these returns had been fully processed, the allowance for sales returns balance would have been approximately $1.4 million and $0.8 million on December 31, 2009 and 2008, respectively. The value of these returned goods was included in our inventory balance at December 31, 2009 and 2008.

**SIGNIFICANT CUSTOMERS:** During the years ended December 31, 2009, 2008 and 2007, we had net sales to two customers, that when combined with their subcontractors, each amounted to more than 10% of our total net sales.

Net sales to the first significant customer, when combined with its sub-contractors, totaled $66.8 million, $55.3 million and $46.0 million, accounting for 21.1%, 19.3% and 16.9% of our total net sales for the years ended December 31, 2009, 2008 and 2007, respectively. Trade receivables with this customer and its sub-contractors amounted to $7.0 million and $11.7 million, or 10.9% and 19.5% of our accounts receivable, net at December 31, 2009 and 2008, respectively.

Net sales to our second significant customer, when combined with its sub-contractors, totaled $35.8 million, $38.6 million, and $36.4 million, accounting for 11.3%, 13.4% and 13.3% of our total net sales for the years ended December 31, 2009, 2008 and 2007, respectively. Trade receivables with this customer and its sub-contractors amounted to $6.5 million and $9.1 million, or 10.1% and 15.3% of our accounts receivable, net at December 31, 2009 and 2008, respectively. The December 31, 2008 trade receivables balance for this customer and its sub-contractors was significantly higher compared to the balance at December 31, 2009 as a result of an increase in large orders shipped late in the fourth quarter 2008 as compared to fourth quarter 2009.

We had a third customer that accounted for greater than 10% of accounts receivable, net at December 31, 2009, but did not account for greater than 10% of net sales for the year then ended. Trade receivables with this customer amounted to $6.9 million, or 10.7%, of our accounts receivable, net at December 31, 2009.

The loss of these customers or any other customer, either in the United States or abroad, due to their financial weakness or bankruptcy, or our inability to obtain orders or maintain our order volume with them, may have a material effect on our financial condition, results of operations and cash flows. Please see Note 2 under the captions Revenue Recognition and Sales Allowances and Financial Instruments for further information regarding our accounting principles.

## NOTE 5: *Inventories, net and Significant Suppliers*

Inventories, net consisted of the following at December 31, 2009 and 2008:

| (IN THOUSANDS) | 2009 | 2008 |
|---|---|---|
| Components | $ 7,277 | $ 7,879 |
| Finished goods | 35,420 | 37,331 |
| Reserve for inventory obsolescence | (1,750) | (1,535) |
| Inventories, net | $ 40,947 | $ 43,675 |

During the years ended December 31, 2009 and 2008, inventory write-downs totaled $3.4 million and $2.4 million, respectively. Inventory write-downs are a normal part of our business and result primarily from product life cycle estimation variances and manufacturing yield loss.

Please see Note 2 under the caption Inventories for further information regarding our accounting principles.

**SIGNIFICANT SUPPLIERS:** We have elected to purchase integrated circuits ("IC"), used principally in our wireless control products, from two main sources. Purchases from one of these suppliers amounted to more than 10% of total inventory purchases in 2009, 2008 and 2007.

Purchases from this IC supplier amounted to $28.1 million, $28.2 million and $23.7 million, representing 14.8%, 15.2% and 14.9% of total inventory purchases for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts payable amounted to $3.6 million and $3.6 million, representing 9.1% and 8.1% of total accounts payable at December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009 and 2008, purchases from three of our component and finished good suppliers amounted to more than 10% of total inventory purchases. In addition, purchases from two of these suppliers amounted to more than 10% of total inventory purchases in 2007.

Purchases from the first significant component and finished good supplier amounted to $44.1 million, $50.6 million and $46.5 million, representing 23.2%, 27.3% and 29.2% of total inventory purchases for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts payable amounted to $8.3 million and $11.0 million, representing 21.0% and 24.7% of total accounts payable at December 31, 2009 and 2008, respectively.

Purchases from the second significant component and finished good supplier amounted to $46.0 million, $38.1 million and $30.4 million, representing 24.3%, 20.6% and 19.1% of total inventory purchases for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts payable amounted to $11.9 million and $15.6 million, representing 30.1% and 35.0% of total accounts payable at December 31, 2009 and 2008, respectively.

Purchases from the third significant component and finished good supplier amounted to $28.9 million and $18.6 million, representing 15.2% and 10.0% of total inventory purchases for the years ended December 31, 2009 and

2008, respectively. Accounts payable amounted to $6.8 million and $5.4 million, representing 17.1% and 12.0% of total accounts payable at December 31, 2009 and 2008, respectively.

We have identified alternative sources of supply for these integrated circuits, components, and finished goods; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. We generally maintain inventories of our integrated circuits, which may be used in part to mitigate, but not eliminate, delays resulting from supply interruptions. An extended interruption, shortage or termination in the supply of any of the components used in our products, a reduction in their quality or reliability, or a significant increase in the prices of components, would have an adverse effect on our operating results, financial condition and cash flows.

**MINIMUM INVENTORY PURCHASE OBLIGATIONS:** At December 31, 2009 we had contractual obligations to purchase $38.7 million of inventory from various suppliers over the subsequent five years.

## NOTE 6: *Equipment, Furniture and Fixtures, net*

Equipment, furniture, and fixtures, net consisted of the following at December 31, 2009 and 2008:

| (IN THOUSANDS) | 2009 | 2008 |
|---|---|---|
| Tooling | $ 12,816 | $ 10,567 |
| Computer equipment | 2,701 | 2,588 |
| Software | 3,066 | 2,937 |
| Furniture and fixtures | 1,651 | 1,740 |
| Leasehold improvements | 2,932 | 2,824 |
| Machinery and equipment | 1,482 | 1,040 |
| | 24,648 | 21,696 |
| Accumulated depreciation | (17,868) | (14,275) |
| | 6,780 | 7,421 |
| Construction in progress | 3,210 | 1,265 |
| Total equipment, furniture and fixtures, net | $ 9,990 | $ 8,686 |

Depreciation expense, including tooling depreciation which is recorded in cost of goods sold, was $5.0 million, $4.6 million and $3.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We purchase tooling and machinery and equipment for the production of our products. The net book value of tooling and machinery and equipment located at our third party manufacturers primarily in China was $3.9 million and $3.7 million as of December 31, 2009 and 2008, respectively.

As of December 31, 2009, construction in progress included $0.6 million of tooling, $2.2 million of internal use software costs and $0.3 million of machinery and equipment. We expect that approximately 32% of the construction in progress costs will be placed in service during the first and second quarters of 2010. We will begin to depreciate those assets at that time. As of December 31, 2008, construction in progress included $0.7 million of tooling and $0.5 million of software.

Please see Note 2 under the captions Equipment, Furniture and Fixtures and Long-Lived and Intangible Assets Impairment for further information regarding our accounting principles.

## NOTE 7: *Goodwill and Intangible Assets*

**GOODWILL:** Goodwill related to our domestic component was the result of our acquisition of a remote control company in 1998 and a software company (SimpleDevices, Inc.) in 2004. Goodwill related to our international component resulted from the acquisition of remote control distributors in the UK in 1998, Spain in 1999 and France in 2000 and the acquisition of certain assets and intellectual property from Zilog in the first quarter of 2009.

The goodwill amounts allocated to our domestic and international components as of December 31, 2009 and the changes in the carrying amount of goodwill during the fiscal year ended December 31, 2009 are as follows:

| (IN THOUSANDS) | Domestic | International | Total |
|---|---|---|---|
| Balance at December 31, 2008 | $ 8,314 | $ 2,443 | $ 10,757 |
| Goodwill acquired during the period [1] | — | 2,902 | 2,902 |
| Goodwill adjustments [2] | — | 65 | 65 |
| Balance at December 31, 2009 | $ 8,314 | $ 5,410 | $ 13,724 |

(1) During the first quarter of 2009, we acquired certain assets and intellectual property from Zilog which resulted in $2.9 million of goodwill. Refer to Note 21 for further discussion related to the purchase.

(2) The adjustment included in international goodwill reported at December 31, 2009, was the result of fluctuations in the foreign currency exchange rates used to translate the balance into U.S. dollars.

We conducted annual goodwill impairment reviews as of December 31, 2009, 2008 and 2007 utilizing significant unobservable inputs (level 3). Based on the analysis performed, we determined that our goodwill was not impaired. Please see Note 2 under the captions Goodwill and Fair-Value Measurements for further information regarding our accounting principles and the valuation methodology utilized.

**INTANGIBLE ASSETS:** Detailed information regarding our intangible assets, net is as follows:

| (IN THOUSANDS) | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | *Gross* | *Accumulated Amortization* | *Net* | *Gross* | *Accumulated Amortization* | *Net* |
| Carrying amount[1]: | | | | | | |
| Distribution rights (10 years) | $ 411 | $ (54) | $ 357 | $ 399 | $ (53) | $ 346 |
| Patents (10 years) | 7,810 | (3,925) | 3,885 | 7,115 | (3,292) | 3,823 |
| Trademark and trade names (10 years) | 840 | (441) | 399 | 840 | (357) | 483 |
| Developed and core technology (5 -15 years)[2] | 3,500 | (204) | 3,296 | 1,630 | (1,386) | 244 |
| Capitalized software development costs (1-2 years) | 1,420 | (704) | 716 | 1,030 | (289) | 741 |
| Customer relationships (15 years)[3] | 3,100 | (181) | 2,919 | — | — | — |
| Total carrying amount | $ 17,081 | $ (5,509) | $ 11,572 | $ 11,014 | $ (5,377) | $ 5,637 |

(1) This table excludes fully amortized intangible assets of $7,598 thousand and $5,928 thousand as of December 31, 2009 and 2008, respectively.

(2) During the first quarter of 2009, we purchased core technology from Zilog valued at $3.5 million, which is being amortized ratably over fifteen years. Refer to Note 21 for further discussion regarding the purchase.

(3) During the first quarter of 2009, we purchased customer relationships from Zilog valued at $3.1 million, which is being amortized ratably over fifteen years. Refer to Note 21 for further discussion regarding the purchase.

Amortization expense is recorded in selling, general and administrative expenses, except for amortization expense related to capitalized software development costs which is recorded in cost of sales. Amortization expense recorded in selling, general and administrative expense for the years ended December 31, 2009, 2008, and 2007 was $1.4 million, $1.2 million and $1.1 million, respectively. Amortization expense related to capitalized software development costs and recorded in cost of goods sold was $0.4 million, $0.3 million and $0.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Estimated future amortization expense related to our intangible assets at December 31, 2009, is as follows:

| *(in thousands)* | |
|---|---|
| 2010 | $ 1,713 |
| 2011 | 1,478 |
| 2012 | 1,237 |
| 2013 | 1,237 |
| 2014 | 1,216 |
| Thereafter | 4,691 |
| | $ 11,572 |

The remaining weighted average amortization period of intangible assets is 10.1 years.

**INTANGIBLES MEASURED AT FAIR VALUE ON A NONRECURRING BASIS:** We recorded impairment charges related to our intangible assets of $0.01 million, $0.1 million and $0.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Impairment charges related to intangible assets are recorded in amortization expense. The fair value adjustments for intangible assets measured at fair value on a nonrecurring basis during the year ended December 31, 2009 were the following:

| (IN THOUSANDS) | | FAIR VALUE MEASUREMENT USING | | | |
|---|---|---|---|---|---|
| *Description* | *Year Ended 12/31/2009* | *Quoted Prices in Active Markets for Identical Assets (Level 1)* | *Significant Other Observable Inputs (Level 2)* | *Significant Unobservable Inputs (Level 3)* | *Total Gains (Losses)* |
| Patents and trademarks | $ 4,284 | | | $ 4,284 | $ (13) |

Eleven patents and ten trademarks with an aggregate carrying amount of $13 thousand were disposed of, resulting in impairment charges of $13 thousand during 2009 which was included in selling, general, and administrative expenses. We disposed of patents with a carrying amount of $27 thousand, capitalized software development costs with a carrying value of $46 thousand, and other intangibles with a carrying amount of $55 thousand in 2008. We disposed of patents with carrying amounts of $73 thousand in 2007. These assets no longer held any probable future economic benefits and were written-off. Impairment charges are included in selling, general and administrative expenses except for capitalized software development impairment charges which are included in cost of goods sold. Please see Note 2 under the captions Long-Lived and Intangible Assets Impairment, Capitalized Software Development Costs, and Fair-Value Measurements for further information regarding our accounting principles and the valuation methodology utilized.

## NOTE 8: *Income Taxes*

In 2009, 2008 and 2007, pre-tax income was attributed to the following jurisdictions:

| | YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| (IN THOUSANDS) | 2009 | 2008 | 2007 |
| Domestic operations | $ 17,060 | $ 16,650 | $ 18,332 |
| Foreign operations | 5,117 | 7,439 | 11,230 |
| Total | $ 22,177 | $ 24,089 | $ 29,562 |

The provision for income taxes charged to operations was as follows:

| | YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| (IN THOUSANDS) | 2009 | 2008 | 2007 |
| Current tax expense: | | | |
| U.S. federal | $ 7,003 | $ 5,407 | $ 5,537 |
| State and local | 631 | 1,230 | 490 |
| Foreign | 904 | 2,205 | 3,130 |
| Total current | 8,538 | 8,842 | 9,157 |
| Deferred tax expense (benefit): | | | |
| U.S. federal | (918) | 206 | (60) |
| State and local | (376) | (627) | 84 |
| Foreign | 258 | (138) | 151 |
| Total deferred | (1,036) | (559) | 175 |
| Total provision | $ 7,502 | $ 8,283 | $ 9,332 |

Net deferred tax assets were comprised of the following at December 31, 2009 and 2008:

| (IN THOUSANDS) | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Inventory reserves | $ 272 | $ 258 |
| Allowance for doubtful accounts | 154 | 117 |
| Capitalized research costs | 105 | 19 |
| Capitalized inventory costs | 768 | 757 |
| Net operating losses | 2,046 | 2,473 |
| Amortization of intangibles | 572 | 686 |
| Accrued liabilities | 1,155 | 764 |
| Income tax credits | 1,763 | 1,476 |
| Depreciation | 991 | 786 |
| Stock-based compensation | 2,769 | 2,270 |
| Long term incentive compensation | — | 201 |
| Other | 450 | 530 |
| Total deferred tax assets | 11,045 | 10,337 |
| Deferred tax liability: | | |
| Intangible assets | (154) | (292) |
| Other | (495) | (675) |
| Total deferred tax liabilities | (649) | (967) |
| Net deferred tax assets before valuation allowance | 10,396 | 9,370 |
| Less: Valuation allowance | (179) | (189) |
| Net deferred tax assets | $ 10,217 | $ 9,181 |

As of December 31, 2009 and 2008, $0.5 million and $0.4 million, respectively, of current deferred tax liabilities were recorded in other accrued expenses (see Note 9).

The deferred tax valuation allowance was $0.2 million as of December 31, 2009 and 2008.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from operations as a result of the following:

| (IN THOUSANDS) | YEAR ENDED DECEMBER 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Tax provision at statutory U.S. rate | $ 7,764 | $ 8,431 | $ 10,347 |
| Increase (decrease) in tax provision resulting from: | | | |
| State and local taxes, net | 166 | 392 | 373 |
| Foreign tax rate differential | (36) | (154) | (649) |
| Nondeductible items | 682 | 251 | 302 |
| Federal research and development credits | (272) | (424) | (918) |
| Change in tax rate related to deferred taxes | — | — | (147) |
| Settlements | (449) | — | — |
| Other | (353) | (213) | 24 |
| Tax provision | $ 7,502 | $ 8,283 | $ 9,332 |

At December 31, 2009, we had state Research and Experimentation ("R&E") income tax credit carryforwards of approximately $1.7 million. The state R&E income tax credits do not have an expiration date.

At December 31, 2009, we had federal, state and foreign net operating losses of approximately $4.6 million, $5.0 million and $0.4 million, respectively. All of the federal and state net operating loss carryforwards were acquired as part of the acquisition of SimpleDevices. The federal and state net operating loss carryforwards begin to expire in 2020 and 2012, respectively. Approximately $0.2 million of the foreign net operating losses will begin to expire in 2020 and the remaining $0.2 million have an unlimited carryforward.

Internal Revenue Code Section 382 places certain limitations on the annual amount of net operating loss carryforwards that may be utilized if certain changes to a company's ownership occur. Our acquisition of SimpleDevices was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the federal and state net operating loss carryforwards of SimpleDevices are limited but considered realizable in future periods.

The annual federal limitation is as follows: approximately $1.2 million for 2009 and approximately $0.6 million thereafter. California has suspended utilization of net operating losses for 2008 and 2009.

As of December 31, 2009, we believed it was more likely than not that certain deferred tax assets related to the impairment of the investment in a private company (a capital asset) would not be realized due to uncertainties as to the timing and amounts of future capital gains. Accordingly, a valuation allowance of approximately $0.1 million was recorded as of December 31, 2009 and 2008. Additionally, we recorded $0.1 million of various state and foreign valuation allowances at December 31, 2009 and 2008.

During the years ended December 31, 2009, 2008 and 2007 we recognized a credit to paid-in capital and a reduction to income taxes payable of $0.4 million, $0.4 million and $3.3 million, respectively, related to the tax benefit from the exercises of non-qualified stock options and vesting of restricted stock under our stock-based incentive plans.

During 2009, we settled an audit in the Netherlands by the Dutch Tax Authorities for the fiscal years 2002 through 2006, which resulted in the reversal of $0.4 million of previously recorded uncertain tax positions being credited into income.

The undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided on such undistributed earnings. Determination of the potential amount of unrecognized deferred U.S. income tax liability and foreign withholding taxes is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of the U.S. liability.

**UNCERTAIN TAX POSITIONS:** On January 1, 2007, we adopted the provisions of ASC 740-10. As a result of the implementation of ASC 740-10, we recognized a $0.2 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. We also recognized a decrease of $0.3 million in other comprehensive income related to foreign currency translation. At December 31, 2009 and 2008, we had unrecognized tax benefits of approximately $2.8 million and $8.7 million, including interest and penalties, respectively.

In accordance with accounting guidance, we have elected to classify interest and penalties as components of tax expense. Interest and penalties were $0.2 million, $1.2 million and $1.0 million at December 31, 2009, 2008 and 2007, respectively. Interest and penalties are included in the unrecognized tax benefits.

Our gross unrecognized tax benefits as of December 31, 2009 and 2008, and the changes in those balances for the years then ended are as follows:

| (IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Beginning balance | $ 7,504 | $ 7,817 | $ 6,778 |
| Additions as a result of tax provisions taken during the current year | 324 | 404 | 485 |
| Subtractions as a result of tax provisions taken during the prior year | (82) | — | — |
| Foreign currency translation | 146 | (410) | 609 |
| Lapse in statute of limitations | (80) | (307) | (54) |
| Settlements | (5,232) | — | — |
| Other | — | — | (1) |
| Ending balance | $ 2,580 | $ 7,504 | $ 7,817 |

Approximately $2.3 million and $8.0 million of the total amount of gross unrecognized tax benefits at December 31, 2009 and 2008, respectively, would affect the annual effective tax rate, if recognized. Further, we are unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next twelve months. We anticipate a decrease in gross unrecognized tax benefits of approximately $0.3 million within the next twelve months based on federal, state, and foreign statute expirations in various jurisdictions. Additionally, as a result of the completion of the Dutch tax audit in 2009, unrecognized tax benefits decreased by $6.1 million, including interest of $0.9 million, during 2009.

We file income tax returns in the U.S. federal, various state and foreign jurisdictions. As of December 31, 2009, the open statutes of limitations for our significant tax jurisdictions are as follows: federal and state are 2005 through 2009 and non-U.S. are 2001 through 2009. We settled an audit in the Netherlands with the Dutch Tax Authorities and as a result, we had no unrecognized tax benefits being classified as short term at December 31, 2009. As of December 31, 2009, our gross unrecognized tax benefits of $2.8 million are classified as long term because we do not anticipate payment of cash related to those unrecognized tax benefits within one year..

Please see Note 2 under the caption Income Taxes for further information regarding our accounting principles.

## NOTE 9: *Other Accrued Expenses*

The components of other accrued expenses as of December 31, 2009 and 2008 are listed below:

| (IN THOUSANDS) | 2009 | 2008 |
|---|---|---|
| Accrued freight | $ 1,525 | $ 1,846 |
| Accrued professional fees | 1,512 | 1,245 |
| Accrued advertising and marketing | 589 | 644 |
| Deferred income taxes | 483 | 356 |
| Accrued third-party commissions | 301 | 262 |
| Accrued sales and VAT taxes | 845 | 410 |
| Sales tax refundable to customers | 454 | — |
| Legal settlement | 575 | — |
| Other | 2,255 | 2,050 |
| Total other accrued expenses | $ 8,539 | $ 6,813 |

## NOTE 10: *Leases*

We lease office and warehouse space and certain office equipment under operating leases that expire at various dates through September 2013. Some of our leases are subject to rent escalations. For these leases, we recognize rent expense for the total contractual obligation utilizing the straight-line method over the lease term, ranging from 12 to 73 months. The related short term liability is recorded in other accrued expenses (see Note 9) and the related long term liability is recorded in other long term liabilities. The total liability related to rent escalations was $0.1 million at both December 31, 2009 and 2008.

The lease agreement for our corporate headquarters contains an allowance for tenant improvements of $0.4 million, which was paid to us upon completion of the renovation in 2008. This tenant improvement allowance is being amortized as a credit against rent expense over the 73 month term of the lease, which began on January 1, 2006.

The lease agreement for our customer call center contains an allowance for tenant improvements of $0.2 million, which was paid to us upon completion of the renovation in 2007. This tenant improvement allowance is being amortized as a credit against rent expense over the 48 month term of the lease, which began on June 1, 2007.

Rent expense for our operating leases was $2.5 million, $2.6 million and $2.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table summarizes future minimum non-cancelable operating lease payments with initial terms greater than one year at December 31, 2009:

| (IN THOUSANDS) | Amount |
|---|---|
| Year ending December 31: | |
| 2010 | $ 1,905 |
| 2011 | 1,572 |
| 2012 | 804 |
| 2013 | 360 |
| 2014 | 8 |
| Thereafter | — |
| Total operating lease commitments | $ 4,649 |

## NOTE 11: *Revolving Credit Line*

Our $15 million unsecured revolving credit line with Comerica Bank expired on November 30, 2009.

On January 8, 2010, we entered into a new $15 million unsecured revolving credit line with U.S. Bank ("Credit Facility"), expiring on October 31, 2011. Amounts available for borrowing under the Credit Facility are reduced by the balance of any outstanding import letters of credit and are subject to certain quarterly financial covenants related to our cash flow, fixed charges, quick ratio, and net income. Under the Credit Facility, we may elect to pay interest based on the bank's prime rate or LIBOR plus a fixed margin of 1.8%. The applicable LIBOR (1, 3, 6, or 12-month LIBOR) corresponds with the loan period we select. At December 31, 2009, the 12-month LIBOR plus the fixed margin was 2.8% and the bank's prime rate was 3.25%. If a LIBOR rate loan is prepaid prior to the completion of the loan period, we must pay the bank the difference between the interest the bank would have earned had prepayment not occurred and the interest the bank actually earned. We may prepay prime rate loans in whole or in part at any time without a premium or penalty.

Presently, we have no debt, however we cannot make any assurances that we will not need to borrow amounts under this Credit Facility or that this Credit Facility will be extended to us under comparable terms or at all. If this or any other facility is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our operating results, financial position and cash flows.

## NOTE 12: *Commitments and Contingencies*

**INDEMNIFICATIONS:** We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware and we have entered into Indemnification Agreements with each of our directors and executive officers. In addition, we insure our individual directors and officers against certain claims and attorney's fees and related expenses incurred in connection with the defense of such claims. The amounts and types of coverage may vary from period to period as dictated by market conditions. Management is not aware of any matters that require indemnification of its officers or directors.

**FAIR PRICE PROVISIONS AND OTHER ANTI-TAKEOVER MEASURES:** Our Restated Certificate of Incorporation, as amended, contains certain provisions restricting business combinations with interested stockholders under certain circumstances and imposing higher voting requirements for the approval of certain transactions ("fair price" provisions). Any of these provisions may delay or prevent a change in control. The "fair price" provisions require that holders of at least two-thirds of the outstanding shares of voting stock approve certain business combinations and significant transactions with interested stockholders.

**PRODUCT WARRANTIES:** Changes in the liability for product warranty claim costs are presented below:

| (IN THOUSANDS) Description | Balance at Beginning of Period | Accruals for Warranties Issued During the Period[1] | Settlements (in Cash or in Kind) During the Period | Balance at End of Period |
|---|---|---|---|---|
| Year Ended December 31, 2009 | $ 90 | $ (4) | $ (4) | $ 82 |
| Year Ended December 31, 2008 | $ 178 | $ (31) | $ (57) | $ 90 |
| Year Ended December 31, 2007 | $ 416 | $ (146) | $ (92) | $ 178 |

(1) In the second quarter 2007, we renegotiated pricing terms with our third-party warranty repair vendor which resulted in lower warranty costs per unit. As a result, our warranty accrual was reduced to reflect the lower pricing. An unexpected increase in our pricing for warranty claims, or the discovery of a significant product defect, would result in an increase in our warranty accrual and our financial statements may be materially impacted.

**LITIGATION:** In 2002, one of our subsidiaries (One For All France S.A.S.) brought an action against a former distributor of the subsidiary's products seeking a recovery of accounts receivable. The distributor filed a counterclaim against our subsidiary seeking payment for amounts allegedly owed for administrative and other services rendered by the distributor for our subsidiary. In January 2005, the parties agreed to include in that action all claims between the distributor and two of our other subsidiaries, Universal Electronics BV and One For All Iberia SL. As a result, the single action covers all claims and counterclaims between the various parties. The parties further agreed that, before any judgment is paid, all disputes between the various parties would be concluded. These additional claims involve nonpayment for products and damages resulting from the alleged wrongful termination of agency agreements. On

March 15, 2005, the court in one of the litigation matters brought by the distributor against one of our subsidiaries, rendered judgment against our subsidiary and awarded damages and costs to the distributor in the amount of approximately $102,000. The amount of this judgment was charged to operations during the second quarter of 2005 and has been paid. With respect to the remaining matters before the court, we were awaiting the expert to finalize and file his pre-trial report with the court. On November 15, 2009, the expert issued his draft report in which he preliminarily concluded that One For All France is owed €342,555 from DAM. The expert asked us and DAM to each provide him with our comments regarding his draft report. After he receives each of our comments, he will finalize and file the report with the court. DAM has asked for and received an extension to respond until March 31, 2010. Until the expert's report is final and has been accepted and entered as judgment by the court, management will continue to pursue this matter in the courts and remains unable to estimate the likelihood of an unfavorable outcome, and the amount of loss, if any, in the case of an unfavorable outcome.

On February 19, 2009, we filed suit against Warren Communications News, Inc. claiming that through the unauthorized use of embedded email tracking and intercepting software and code, Warren had violated the Computer Fraud and Abuse Act, the Stored Communications Act, and various applicable California laws. In addition we asked for a declaration that we are not infringing Warren's copyright to a daily electronic publication. On March 19, 2009, Warren answered our complaint with a general denial of all of our allegations. On the same date as filing their answer, Warren counterclaimed alleging copyright infringement seeking unspecified damages. On January 20, 2010, we entered into a confidential Settlement Agreement and Mutual Release with Warren in which we paid a one-time amount and all claims between the parties have been settled and release with prejudice. Due to the confidential nature of this agreement, certain terms of the settlement and agreement may not be disclosed.

There are no other material pending legal proceedings, other than litigation that is incidental to the ordinary course of our business, to which we or any of our subsidiaries is a party or of which our respective property is the subject. We do not believe that any of the claims made against us in any of the pending matters have merit and we intend to vigorously defend ourselves against them.

We maintain directors' and officers' liability insurance to insure our individual directors and officers against certain claims and attorney's fees and related expenses incurred in connection with the defense of such claims.

**LONG-TERM INCENTIVE PLAN:** During the second quarter of 2007, we adopted an Executive Long-Term Incentive Plan ("ELTIP"). The ELTIP provided a bonus pool for our executive management team contingent on achieving certain performance goals during a two-year performance period commencing on January 1, 2007 and ending on December 31, 2008. The performance goals were based on the compound annual growth rate of net sales and earnings per diluted share during the performance period. The ELTIP had a maximum pay out of $12 million if the highest performance goals were met. Management did not earn a bonus under the ELTIP based on our results through December 31, 2008. As a result, we lowered our ELTIP accrual from $1.0 million at December 31, 2007 to $0 at December 31, 2008. This adjustment resulted in a $1.0 million benefit to pre-tax income for the twelve months ended December 31, 2008.

In light of the ELTIP results, our Compensation Committee awarded a discretionary bonus of $1.0 million, to be paid out quarterly in 2009 and 2010. The Compensation Committee came to this decision after reviewing the economic environment and our relative financial and operating performance. The Compensation Committee believes this bonus is in alignment with our stockholders' interests as well as our performance, alignment and retention objectives. The amount of a participant's earned award will be paid in cash, in common shares or in any combination, as determined by the Compensation Committee. A participant's earned award will vest in eight equal quarterly installments beginning March 31, 2009 and ending December 31, 2010. At December 31, 2009 and 2008, $0.3 million and $0.5 million, respectively, has been included in accrued compensation for this discretionary bonus. Approximately $0.5 million was paid out in cash during 2009 to our executive management team for this discretionary bonus. In the event a participant terminates their employment during the remaining service period (January 1, 2010 through December 31, 2010), they will forfeit their right to any remaining installments where the payment date has not yet occurred.

**NON-QUALIFIED DEFERRED COMPENSATION PLAN:** We have adopted a non-qualified deferred compensation plan for the benefit of a select group of highly compensated employees. For each plan year a participant may elect to defer compensation in fixed dollar amounts or percentages subject to the minimums and maximums established under the plan. Generally, an election to defer compensation is irrevocable for the entire plan year. A participant is always fully vested in their elective deferrals and may direct these funds into various investment options available under the plan. These investment options are utilized for measurement purposes only, and may not represent the actual investment made by us. In this respect, the participant is an unsecured creditor of ours. At December 31, 2009, the amounts deferred under the plan were immaterial to our financial statements.

**DEFINED BENEFIT PLAN:** Our India subsidiary maintains a defined benefit pension plan ("India Plan") for local employees, which is consistent with local statutes and practices. The pension plan was adequately funded as of December 31, 2009 based on its latest actuarial report. The India Plan has an independent external manager that advises us of the appropriate funding contribution requirements to which we comply. At December 31, 2009, approximately 20 percent of our India subsidiary employees had qualified for eligibility. Generally, an employee must be employed by our India subsidiary for a minimum of five years before becoming eligible. At the time of eligibility we are liable, on termination, resignation or retirement, to pay the employee an amount equal to fifteen days salary for each full year of service completed. The total amount of liability outstanding at December 31, 2009 for the India Plan is not material. During the twelve months ended December 31, 2009, the net periodic benefit costs were also not material.

## NOTE 13: *Treasury Stock*

During the years ended December 31, 2009, 2008 and 2007, we repurchased 404,643, 1,118,318 and 471,300 shares of our common stock at a cost of $7.7 million, $26.7 million and $14.5 million, respectively. Repurchased shares are recorded as shares held in treasury at cost. We generally hold these shares for future use as management and the Board of Directors deem appropriate, including compensating our outside directors. During the years ended December 31, 2009, 2008 and 2007, we issued 25,000, 23,438 and 24,688 shares, respectively, to outside directors for services performed (see Note 15).

On February 11, 2010, our Board of Directors authorized management to continue repurchasing up to an additional 1,000,000 shares of our issued and outstanding common stock. Repurchases may be made whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board.

**STOCK AWARDS TO OUTSIDE DIRECTORS:** We issue restricted stock awards to our outside directors as compensation for services performed. We grant each of our outside directors 5,000 shares of our common stock annually each July 1st. When an additional outside director is appointed to our Board of Directors, they receive a prorated number of shares based on the number of months they will serve during the initial year. Compensation expense related to restricted stock awards is based on the grant date fair value the shares awarded. The fair value of these shares is amortized on a straight-line basis over the requisite service period of one year (see Note 2 under the caption Stock-Based Compensation and Note 15). The shares are issued from treasury stock using a first-in-first-out cost basis, which amounted to $0.4 million and $0.4 million in 2009 and 2008, respectively.

## NOTE 14: *Business Segment and Foreign Operations*

**REPORTABLE SEGMENT:** An operating segment, in part, is a component of an enterprise whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Operating segments may be aggregated only to a limited extent. We operate in a single operating and reportable segment.

**FOREIGN OPERATIONS:** Our net sales to external customers by geographic area for the years ended December 31, 2009, 2008 and 2007 were the following:

| (IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales: | | | |
| United States | $ 194,279 | $ 162,855 | $ 151,034 |
| International: | | | |
| Asia | 54,931 | 48,511 | 31,624 |
| United Kingdom | 20,873 | 21,234 | 31,290 |
| Australia | 1,558 | 4,190 | 2,772 |
| France | 3,603 | 5,359 | 4,940 |
| Germany | 6,752 | 7,771 | 6,228 |
| Italy | 3,471 | 2,608 | 2,506 |
| Portugal | 4,168 | 1,780 | 816 |
| South Africa | 6,495 | 5,827 | 7,192 |
| Spain | 3,929 | 7,523 | 8,483 |
| Switzerland | 578 | 1,099 | 6,473 |
| All Other | 16,913 | 18,343 | 19,322 |
| Total international | 123,271 | 124,245 | 121,646 |
| Total net sales | $ 317,550 | $ 287,100 | $ 272,680 |

Specific identification of the customer location was the basis used for attributing revenues from external customers to individual countries.

Long-lived asset information by our domestic and international components as of December 31, 2009, 2008 and 2007 were as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Long-lived tangible assets: | | | |
| United States | $ 7,440 | $ 6,525 | $ 5,238 |
| All other countries | 3,693 | 2,770 | 2,689 |
| Total | $ 11,133 | $ 9,295 | $ 7,927 |

## NOTE 15: *Stock-Based Compensation*

Stock-based compensation expense for each employee and director is presented in the same income statement caption as their cash compensation. We recorded $4.3 million, $4.2 million and $3.5 million (including stock-based compensation related to directors) of total pre-tax stock-based compensation expense during the years ended December 31, 2009, 2008, and 2007, respectively. The income tax benefit associated with stock-based compensation expense was $1.5 million, $1.5 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-based compensation expense by income statement caption for the years ended December 31, 2009, 2008 and 2007 was the following:

| (IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cost of sales | $ 33 | $ 17 | $ 31 |
| Research and development | 434 | 356 | 418 |
| Selling, general and administrative | 3,845 | 3,870 | 3,072 |
| Total stock-based compensation expense | $ 4,312 | $ 4,243 | $ 3,521 |

**STOCK OPTIONS:** During the year ended December 31, 2009, the Compensation Committee and Board of Directors granted 233,400 stock options to our employees with an aggregate grant date fair value of $1.6 million under various stock incentive plans. The stock options granted to employees during 2009 consisted of the following:

| (IN THOUSANDS, EXCEPT SHARE AMOUNTS)<br>*Stock Option Grant Date* | *Number of Shares Underlying Options* | *Grant Date Fair Value* | *Vesting Period* |
|---|---|---|---|
| January 1, 2009 | 15,000 | $ 95 | 4-Year Vesting Period (25% each year) |
| February 18, 2009 | 15,000 | 74 | 4-Year Vesting Period (25% each year) |
| February 19, 2009 | 7,500 | 33 | 4-Year Vesting Period (25% each year) |
| February 21, 2009 | 10,000 | 58 | 4-Year Vesting Period (25% each year) |
| March 10, 2009 | 185,900 | 1,340 | 4-Year Vesting Period (6.25% each quarter) |
| | 233,400 | $ 1,600 | |

On October 30, 2009, our Board of Directors appointed Carl E. Vogel to serve as a Class II Director. In connection with his appointment, our directors granted Mr. Vogel 20,000 stock options under the 2006 Stock Incentive Plan. These options are subject to a three-year vesting period (33.3% each year) and are in addition to the employee grants above. The aggregate grant date fair value of this award was $0.2 million.

During the year ended December 31, 2009, we recognized $0.3 million of pre-tax stock-based compensation expense related to our 2009 stock option grants.

The assumptions we utilized in the Black-Scholes option pricing model and the resulting weighted average fair value of stock option grants were the following:

| | DECEMBER 31,[1] | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Weighted average fair value of grants | $ 7.20 | $ 9.08 | $ 11.77 |
| Risk-free interest rate | 1.95% | 2.75% | 4.56% |
| Expected volatility | 49.54% | 40.85% | 39.06% |
| Expected life in years | 4.85 | 4.74 | 5.25 |

(1) The weighted average fair value of grants was calculated utilizing the stock options granted during each respective period.

We recognize the compensation expense related to stock option awards net of estimated forfeitures over the service period of the award, which is generally the option vesting term of three to four years. We estimated the annual forfeiture rate for our executives and board of directors group to be 2.65%, 2.66%, and 2.41% as of December 31, 2009, 2008, and 2007, respectively, based upon our historical forfeitures. We estimated the annual forfeiture rate for our non-executive employee group to be 6.51%, 6.31%, and 5.95% as of December 31, 2009, 2008, and 2007, respectively, based on our historical forfeitures.

Stock option activity during the years ended December 31, 2009, 2008 and 2007 was the following:

| | 2009 | | | | 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | *Number of Options (in 000's)* | *Weighted-Average Exercise Price* | *Weighted-Average Remaining Contractual Term (in years)* | *Aggregate Intrinsic Value (in 000's)* | *Number of Options (in 000's)* | *Weighted-Average Exercise Price* | *Weighted-Average Remaining Contractual Term (in years)* | *Aggregate Intrinsic Value (in 000's)* | *Number of Options (in 000's)* | *Weighted-Average Exercise Price* | *Weighted-Average Remaining Contractual Term (in years)* | *Aggregate Intrinsic Value (in 000's)* |
| Outstanding at beginning of the year | 1,729 | $ 17.64 | | | 1,739 | $ 16.83 | | | 2,480 | $ 13.73 | | |
| Granted | 253 | 16.26 | | | 140 | 23.46 | | | 329 | 27.80 | | |
| Exercised | (278) | 11.75 | | $ 2,320 | (114) | 10.19 | | $ 1,562 | (981) | 12.83 | | $ 17,263 |
| Forfeited/ cancelled/ expired | (11) | 22.43 | | | (36) | 24.70 | | | (89) | 14.91 | | |
| Outstanding at end of year | 1,693 | $ 18.37 | 5.40 | $ 9,677 | 1,729 | $ 17.64 | 5.06 | $ 3,045 | 1,739 | $ 16.83 | 5.58 | $28,884 |
| Vested and expected to vest at end of year | 1,655 | $ 18.30 | 5.33 | $ 9,532 | 1,688 | $ 17.42 | 4.98 | $ 3,045 | 1,650 | $ 16.43 | 5.41 | $28,079 |
| Exercisable at end of year | 1,239 | $ 17.33 | 4.30 | $ 8,034 | 1,267 | $ 15.34 | 3.97 | $ 3,044 | 1,081 | $ 13.84 | 4.05 | $ 21,187 |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of 2009, 2008 and 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009, 2008 and 2007. This amount will change based on the fair market value of our stock. The total intrinsic value of stock options exercised in 2009, 2008 and 2007 was $2.3 million, $1.6 million and $17.3 million, respectively.

During 2009, 2008 and 2007, there were no modifications made to outstanding stock options.

Cash received from option exercises for the years ended December 31, 2009, 2008 and 2007 was $3.3 million, $1.2 million and $12.6 million, respectively. The actual tax benefit realized from option exercises of the share-based payment awards was $0.4 million, $0.4 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, we expect to recognize $2.9 million of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options over a remaining weighted-average life of 2.2 years.

**RESTRICTED STOCK:** During the year ended December 31, 2009, the Compensation Committee and Board of Directors granted 298,170 restricted stock awards to our employees with an aggregate grant date fair value of $4.5 million under the 2006 Stock Incentive Plan. The restricted stock awards granted to employees during 2009 consisted of the following:

(IN THOUSANDS, EXCEPT SHARE AMOUNTS)

| *Restricted Stock Grant Date* | *Number of Shares Granted* | *Grant Date Fair Value* | *Vesting Period* |
|---|---|---|---|
| January 1, 2009 | 5,000 | $ 74 | 4-Year Vesting Period (25% each year) |
| February 12, 2009 | 77,146 | 925 | 3-Year Vesting Period (5% each quarter during years 1-2 and 15% each quarter during year 3) |
| March 4, 2009 | 24,723 | 376 | 2-Year Vesting Period (12.5% each quarter) |
| March 10, 2009 | 147,693 | 2,400 | 3-Year Vesting Period (8.75% each quarter during years 1-2 and 7.5% each quarter during year 3) |
| March 10, 2009 | 40,500 | 658 | 4-Year Vesting Period (6.25% each quarter) |
| August 18, 2009 | 3,108 | 60 | 3-Year Vesting Period (8.75% each quarter during years 1-2 and 7.5% each quarter during year 3) |
| | 298,170 | $ 4,493 | |

In addition to the grants to employees, 28,333 shares of restricted stock were granted to our outside directors during 2009. On July 1, 2009, 25,000 shares of restricted stock, with a grant date fair value of $0.5 million, were granted to our outside directors as a part of their annual compensation package. These shares are subject to a one-year vesting period (25% each quarter). On October 30, 2009, our Board of Directors appointed Carl E. Vogel to serve as a Class II Director. In connection with his appointment, 3,333 shares of restricted stock with a grant date fair value of $0.07 million were granted to Mr. Vogel (a prorated portion of the annual restricted stock grant made to each director). These shares are subject to an eight-month vesting period (833 shares vested during the fourth quarter 2009 and 1,250 shares will vest in both the first and second quarter of 2010).

During the year ended December 31, 2009, we recognized $1.5 million of pre-tax stock-based compensation expense related to our 2009 restricted stock grants.

Non-vested restricted stock award activity during the years ended December 31, 2009, 2008 and 2007 (including restricted stock issued to directors as described in Note 13) was the following:

| | *Shares Granted (in 000's)* | *Weighted-Average Grant Date Fair Value* |
|---|---|---|
| Non-vested at December 31, 2006 | 13 | $ 18.74 |
| Granted | 25 | 36.25 |
| Vested | (25) | 27.49 |
| Forfeited | (3) | 36.25 |
| Non-vested at December 31, 2007 | 10 | 36.25 |
| Granted | 142 | 23.15 |
| Vested | (62) | 25.15 |
| Forfeited | — | — |
| Non-vested at December 31, 2008 | 90 | 23.23 |
| Granted | 326 | 15.58 |
| Vested | | 18.66 |
| Forfeited | — | — |
| Non-vested at December 31, 2009 | 280 | $ 16.54 |

As of December 31, 2009, we expect to recognize $4.5 million of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards over a weighted-average life of 1.9 years.

See Note 2 under the caption Stock-Based Compensation for further information regarding our accounting principles.

**STOCK INCENTIVE PLANS**

***1993 Stock Incentive Plan:*** On January 19, 1993, the 1993 Stock Incentive Plan ("1993 Plan") was approved. Under the 1993 Plan, 400,000 shares of common stock were reserved for the granting of incentive and other stock options to officers, key employees and directors. The 1993 Plan provided for the granting of incentive and other stock options through January 18, 2003. All options outstanding at the time of termination of the 1993 Plan shall continue in full force and effect in accordance with their terms. The option price for incentive stock options and non-qualified stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. The 1993 Plan also provided for the award of stock appreciation rights subject to terms and conditions specified by the Compensation Committee. No stock appreciation rights have been awarded under this 1993 Plan. There are no remaining options available for grant under the 1993 Plan. There are 17,400 shares outstanding under this plan as of December 31, 2009.

***1995 Stock Incentive Plan:*** On May 19, 1995, the 1995 Stock Incentive Plan ("1995 Plan") was approved. Under the 1995 Plan, 800,000 shares of common stock were available for distribution to our key officers, employees and directors. The 1995 Plan provided for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through May 18, 2005. The option prices for the stock options were equal to the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 1995 Plan. There are no remaining options available for grant under the 1995 Plan. There are 20,910 shares outstanding under this plan as of December 31, 2009.

***1996 Stock Incentive Plan:*** On December 1, 1996, the 1996 Stock Incentive Plan ("1996 Plan") was approved. Under the 1996 Plan, 800,000 shares of common stock were available for distribution to our key officers and employees. The 1996 Plan provided for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through November 30, 2007. The option price for the stock options was equal to the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 1996 Plan. There are no remaining options available for grant under the 1996 Plan. There are 21,334 shares outstanding under this plan as of December 31, 2009.

***1998 Stock Incentive Plan:*** On May 27, 1998, the 1998 Stock Incentive Plan ("1998 Plan") was approved. Under the 1998 Plan, 630,000 shares of common stock were available for distribution to our key officers, employees, and directors. The 1998 Plan provided for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through May 26, 2008. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 1998 Plan. There are no remaining options available for grant under the 1998 Plan. There are 83,865 shares outstanding under this plan as of December 31, 2009.

***1999 Stock Incentive Plan:*** On January 27, 1999, the 1999 Stock Incentive Plan ("1999 Plan") was approved. Under the 1999 Plan, 630,000 shares of common stock were available for distribution to our key officers and employees.

The 1999 Plan provided for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through January 26, 2009. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 1999 Plan. There are no remaining options available for grant under the 1999 Plan. There are 14,510 shares outstanding under this plan as of December 31, 2009.

***1999A Stock Incentive Plan:*** On October 7, 1999, the 1999A Nonqualified Stock Plan ("1999A Plan") was approved and on February 1, 2000, the 1999A Plan was amended. Under the 1999A Plan, 1,000,000 shares of common stock were available for distribution to our key officers and employees. The 1999A Plan provided for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through October 6, 2009. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 1999A Plan. There are no remaining options available for grant under the 1999A Plan. There are 190,497 shares outstanding under this plan as of December 31, 2009.

***2002 Stock Incentive Plan:*** On February 5, 2002, the 2002 Stock Incentive Plan ("2002 Plan") was approved. Under the 2002 Plan, 1,000,000 shares of common stock were available for distribution to our key officers, employees, and directors. The 2002 Plan provides for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through February 4, 2012, unless otherwise terminated by resolution of our Board of Directors. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 2002 Plan. As of December 31, 2009, there was 1 remaining option available for grant under the 2002 Plan. There are 383,671 shares outstanding under this plan as of December 31, 2009.

***2003 Stock Incentive Plan:*** On June 18, 2003, the 2003 Stock Incentive Plan ("2003 Plan") was approved. Under the 2003 Plan, 1,000,000 shares of common stock were available for distribution to our key officers, employees, and directors. The 2003 Plan provides for the issuance of stock options, stock appreciation rights, performance stock units, or any combination thereof through June 17, 2013, unless otherwise terminated by resolution of our Board of Directors. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option was to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 2003 Plan. As of December 31, 2009, there were 2,750 remaining options available for grant under the 2003 Plan. There are 619,583 shares outstanding under this plan as of December 31, 2009.

***2006 Stock Incentive Plan:*** On June 13, 2006, the 2006 Stock Incentive Plan ("2006 Plan") was approved. Under the 2006 Plan, 1,000,000 shares of common stock were available for distribution to our key officers, employees, and directors. The 2006 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock units, performance stock units, or any combination thereof through June 12, 2016, unless otherwise terminated by resolution of our Board of Directors. The option price for the stock options was not less than the fair market value at the date of grant. The Compensation Committee determined when each option is to expire, but no option was exercisable more than ten years after the date the option was granted. No stock appreciation rights or performance stock units have been awarded under this 2006 Plan. As of December 31, 2009, there were 244,926 remaining shares available for grant under the 2006 Plan. There are 278,435 restricted stock awards and 341,282 stock options outstanding under this plan as of December 31, 2009.

Vesting periods for the above referenced stock incentive plans range from two to four years.

Significant option groups outstanding at December 31, 2009 and the related weighted average exercise price and life information are listed below:

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| RANGE OF EXERCISE PRICES | *Number Outstanding at 12/31/09 (in 000's)* | *Weighted-Average Remaining Years of Contractual Life* | *Weighted-Average Exercise Price* | *Number Exercisable at 12/31/09 (in 000's)* | *Weighted-Average Exercise Price* |
| $ 8.45 to $ 9.83 | 120 | 2.89 | $ 8.67 | 120 | $ 8.67 |
| 10.92 to 13.27 | 224 | 4.70 | 12.60 | 201 | 12.58 |
| 14.85 to 16.88 | 429 | 6.07 | 16.13 | 253 | 16.08 |
| 17.11 to 17.62 | 276 | 5.05 | 17.58 | 275 | 17.58 |
| 18.01 to 21.95 | 317 | 4.10 | 20.20 | 234 | 19.85 |
| 23.66 to 28.08 | 320 | 7.47 | 27.56 | 153 | 27.79 |
| 32.40 to 35.35 | 7 | 7.94 | 34.51 | 3 | 34.86 |
| $ 8.45 to $35.35 | 1,693 | 5.40 | $ 18.37 | 1,239 | $ 17.33 |

## NOTE 16: *Other (Expense) Income, net*

Other (expense) income, net in the Consolidated Income Statements consisted of the following:

| (IN THOUSANDS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net (loss) gain on foreign currency exchange transactions | $ (246) | $ 315 | $ (35) |
| Other income (expense) | 5 | (4) | 42 |
| Other (expense) income, net | $ (241) | $ 311 | $ 7 |

## NOTE 17: *Earnings Per Share*

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares, which includes the dilutive effect of stock options and restricted stock grants. Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method.

In the computation of diluted earnings per common share for the years ended December 31, 2009, 2008 and 2007, we have excluded 785,186, 534,418 and 153,705 stock options, respectively, with exercise prices greater than the average market price of the underlying common stock, because their inclusion would have been anti-dilutive. Furthermore, for the years ended December 31, 2009, 2008 and 2007, we have excluded 235,887, 105,944 and 10,174 of unvested shares of restricted stock, respectively, whose combined unamortized fair value and excess tax benefits were greater in each of those periods than the average market price of the underlying common stock, as their effect would be anti-dilutive.

Earnings per share for the years ended December 31, 2009, 2008 and 2007 were calculated as follows:

| (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| ***Basic*** | | | |
| Net income | $ 14,675 | $ 15,806 | $ 20,230 |
| Weighted-average common shares outstanding | 13,667 | 14,015 | 14,410 |
| Basic earnings per share | $ 1.07 | $ 1.13 | $ 1.40 |
| ***Diluted*** | | | |
| Net income | $ 14,675 | $ 15,806 | $ 20,230 |
| Weighted-average common shares outstanding for basic | 13,667 | 14,015 | 14,410 |
| Dilutive effect of stock options and restricted stock | 304 | 441 | 767 |
| Weighted-average common shares outstanding on a diluted basis | 13,971 | 14,456 | 15,177 |
| Diluted earnings per share | $ 1.05 | $ 1.09 | $ 1.33 |

## NOTE 18: *Derivatives*

**DERIVATIVES MEASURED AT FAIR VALUE ON A RECURRING BASIS:** We are exposed to market risks from foreign currency exchange rates, which may adversely affect our operating results and financial position. Our foreign currency exposures are primarily concentrated in the Euro, British Pound, and Hong Kong dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. We do not use leveraged derivative financial instruments and these derivatives have not qualified for hedge accounting.

The gains and losses on both the derivatives and the foreign currency-denominated balances are recorded as foreign exchange transaction gains or losses and are classified in other (expense) income, net. Derivatives are recorded on the balance sheet at fair value. The estimated fair values of our derivative financial instruments represent the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

We have determined that the fair value of our derivatives is derived from level 2 inputs in the fair value hierarchy (see Note 2 under the captions Derivatives and Fair-Value Measurements for further information concerning the accounting principles and valuation methodology utilized). The following table sets forth our financial assets that were accounted for at fair value on a recurring basis as of December 31, 2009:

| (IN THOUSANDS) | | FAIR VALUE MEASUREMENT USING | | |
|---|---|---|---|---|
| *Description* | *Year Ended 12/31/2009* | *Quoted Prices in Active Markets for Identical Assets (Level 1)* | *Significant Other Observable Inputs (Level 2)* | *Significant Unobservable Inputs (Level 3)* |
| Foreign currency exchange futures contract | $ (5) | $ — | $ (5) | $ — |
| Foreign currency exchange put option contract | 2 | — | 2 | — |
| | $ (3) | $ — | $ (3) | $ — |

We held foreign currency exchange contracts which resulted in a net pre-tax loss of approximately $0.7 million for the year ended December 31, 2009, a net pre-tax loss of approximately $0.5 million for the year ended December 31, 2008 and a net pre-tax gain of $0.8 million for the year ended December 31, 2007.

**FUTURES CONTRACTS:** We held one USD/Euro futures contract with a notional value of $1.5 million and a forward rate of $1.4386 USD/Euro at December 31, 2009. We held the Euro position on this contract, which settled on January 15, 2010. The loss on this contract as of December 31, 2009 was $5 thousand and is included in other accrued expenses. This contract was settled at a loss of $11 thousand resulting in a loss of $6 thousand in January 2010.

We held one USD/Euro futures contract with a notional value of $9.0 million and a forward rate of $1.277 USD/Euro at December 31, 2008. We held the Euro position on this contract, which settled on January 7, 2009. The gain on this contract as of December 31, 2008 was $0.8 million and is included in prepaid expenses and other current assets. This contract was settled at $0.4 million resulting in a loss of $0.4 million in January 2009.

**PUT OPTION:** We entered into a USD/GBP put option with a notional value of $4.3 million in July 2009. The strike price of the put is $1.64 USD/GBP. The contract expired on December 31, 2009 and settled on January 5, 2010. The loss recorded related to this contract was $138 thousand during the year ended December 31, 2009. The fair value of this put option was approximately $2 thousand at December 31, 2009 and is included in accounts receivable, net (see Note 4).

We entered into a USD/GBP put option with a notional value of $5.0 million in August 2008. The strike price of the put is $1.85 USD/GBP. The contract expired on December 31, 2008 and settled on January 5, 2009. The gain recorded related to this contract was $0.5 million during the year ended December 31, 2008. The fair value of this put option was approximately $0.6 million at December 31, 2008 and was included in prepaid expenses and other current assets.

## NOTE 19: *Employee Benefit Plans*

We maintain a retirement and profit sharing plan under Section 401(k) of the Internal Revenue Code for all of our domestic employees that meet certain qualifications. Participants in the plan may elect to contribute up to the maximum allowed by law. We match 50% of the participants' contributions up to 15% of their gross salary in the form of newly issued shares of our common stock. We may also make other discretionary contributions to the plan. We recorded $0.8 million, $0.7 million, and $0.6 million of expense for company contributions for the years ended December 31, 2009, 2008 and 2007, respectively.

## NOTE 20: *Related Party Transactions*

In April 1999, we provided a non-recourse interest bearing secured loan to our chief executive officer. The loan was in the amount of $200,000 and bore interest at the rate of 5.28% per annum, with interest payable annually to us on each December 15. The loan was collateralized by the primary residence purchased and the principal was payable on the earlier of (i) December 15, 2007, (ii) within twelve months following a demand from us but only in the event the chief executive officer ceases being our employee or in the event of a default under the loan; or (iii) on the closing of a sale or transfer of the property. This note, including accrued interest, was paid in full on December 14, 2007.

## NOTE 21: *Business Combination*

On February 18, 2009, we acquired certain patents, intellectual property and other assets related to the universal remote control business from Zilog (NASDAQ: ZILG) for approximately $9.5 million in cash. The purchase included Zilog's full library and database of infrared codes, software tools and certain fixed assets. We also hired 116 of Zilog's sales and engineering personnel, including all 107 of Zilog's personnel located in India. In a related transaction, Maxim Integrated Products (NASDAQ: MXIM) acquired two of Zilog's product lines, namely, the hardware portion of Zilog's remote control business and Zilog's secured transaction product line.

We have cross—licensed the remote control technology and intellectual property with Maxim Integrated Products for purpose of conducting our respective businesses. The arrangement involves an agreement to source silicon chips from Maxim. During 2009, we agreed to be Maxim's sales agent in return for a sales agency fee. The sales agency fee during 2009 was $4.4 million. This arrangement was mildly accretive to our earnings in 2009, excluding acquisition costs. During 2010, as the transition from the Zilog chip platform to the Maxim chip platform progresses, we will begin to take over full sales and distribution rights, procuring and selling the chips directly to Zilog's former customers. We anticipate this position will lead to growth in revenue and earnings going forward. Our consolidated financial statements include the operating results of the acquired assets, employees hired, and the related agreement with Maxim from February 18, 2009.

The total purchase price of approximately $9.5 million has been allocated to the net assets acquired based on their estimated fair values as follow:

| (IN THOUSANDS) | |
|---|---|
| Intangible assets: | |
| Database | $ 3,500 |
| Customer relationships | 3,100 |
| Goodwill | 2,902 |
| Equipment, furniture and fixtures | 44 |
| Purchase price | $ 9,546 |

**INTANGIBLE ASSETS SUBJECT TO AMORTIZATION:** Of the total purchase price, approximately $6.6 million was allocated to intangible assets subject to amortization including the database and customer relationships.

The database intangible is composed of the estimated fair value of patents, intellectual property and other assets related to Zilog's database of infrared codes, and software tools. When determining the fair value of the database, we utilized the cost approach. In our valuation, we estimated the total costs to recreate the database, including the associated opportunity costs (or revenue lost while recreating). We discounted the after-tax cash flows to present value to arrive at our estimate of the fair value of the database. We are amortizing the database on a straight-line basis over an estimated useful life of approximately fifteen years.

The customer relationship intangible is composed of the fair value of customer relationships acquired as a result of the Zilog purchase. We utilized the income approach to estimate the fair value of the customer relationships intangible. We developed after-tax cash flows based on forecasted revenue from these customers assuming a customer attrition rate based on our analysis of customer data for UEI and Zilog. We discounted the after-tax cash flows to present value to arrive at our estimate of the fair value of the customer relationships intangible. We are amortizing the customer relationships intangible on a straight-line basis over an estimated useful life of approximately fifteen years.

**GOODWILL:** Goodwill represents the excess of the cost (purchase price) over the estimated fair value of identifiable tangible and intangible assets acquired. Goodwill from this transaction of $2.9 million will not be amortized, but will be analyzed for impairment at least on an annual basis in accordance with U.S. GAAP. We review our goodwill for impairment annually as of December 31 and whenever events or changes in circumstances indicate that an impairment loss may have occurred. We have not recorded any impairment related to the goodwill recognized as a result of the Zilog acquisition. Of the total goodwill recorded, none is expected to be deductible for tax purposes.

The goodwill recognized is attributable to the following value we received from this acquisition:

- This acquisition will expand the breadth and depth of our customer base in both subscription broadcasting and original equipment manufacturing, particularly in Asia.
- We believe integrating Zilog's technologies with and into our own technology will reduce design cycle times, lower costs, and lead to improvements in our integrated circuit design, product quality and overall functional performance.
- The acquisition of former Zilog employees will allow us to leverage their experience to our advantage in the wireless control industry.

**ACQUISITION COSTS:** We recognized $1.1 million of total acquisition costs related to the Zilog transaction in selling, general and administrative expenses during the year ended December 31, 2009. The acquisition costs consisted primarily of legal and investment banking services. Of the $1.1 million of acquisition costs recognized during the year ended December 31, 2009, $0.1 million was capitalized at December 31, 2008.

**PRO FORMA RESULTS (UNAUDITED):** The following unaudited pro forma financial information presents the combined results of our operations and the operations of the acquisition from Zilog as if the acquisition had occurred at the beginning of the periods presented. Adjustments netting $0.04 million for the year ended December 31, 2009 have been made to the combined results of operations, primarily reflecting net sales, salary costs and the amortization of purchased intangible assets that would have occurred had the acquisition date been January 1, 2009. Net adjustments of $0.4 million have been subtracted to the combined results of operations for the years ended December 31, 2008 and 2007, reflecting primarily net sales, salary costs, amortization of purchased intangible assets and the acquisition costs that would have occurred had the acquisition date been January 1 of each respective year. All adjustments are net of their related tax effects.

Pro forma results were as follows for the years ended December 31, 2009, 2008 and 2007:

| (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net sales | $ 318,037 | $ 291,975 | $ 277,555 |
| Net income | $ 14,636 | $ 15,441 | $ 19,848 |
| Basic and diluted net income per share: | | | |
| Basic | $ 1.07 | $ 1.10 | $ 1.38 |
| Diluted | $ 1.05 | $ 1.07 | $ 1.31 |

The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations that would have been achieved had the acquisition actually been completed as of the dates presented, and should not be taken as a projection of the future consolidated results of our operations.

## NOTE 22: *Quarterly Financial Data (Unaudited)*

Summarized quarterly financial data for the years ended December 31, 2009 and 2008 are presented below:

| (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS) | 2009 | | | |
|---|---|---|---|---|
| | *March 31,* | *June 30,* | *September 30,* | *December 31,* |
| Net sales | $ 71,126 | $ 78,303 | $ 83,182 | $ 84,939 |
| Gross profit | 21,437 | 25,495 | 26,070 | 28,610 |
| Operating income | 1,536 | 5,687 | 6,644 | 8,080 |
| Net income | 796 | 3,816 | 4,223 | 5,840 |
| Earnings per share [1]: | | | | |
| Basic | $ 0.06 | $ 0.28 | $ 0.31 | $ 0.43 |
| Diluted | $ 0.06 | $ 0.27 | $ 0.30 | $ 0.42 |
| Shares used in computing earnings per share: | | | | |
| Basic | 13,658 | 13,621 | 13,687 | 13,700 |
| Diluted | 13,831 | 13,981 | 14,008 | 14,063 |

| | 2008 | | | |
|---|---|---|---|---|
| | *March 31,* | *June 30,* | *September 30,* | *December 31,* |
| Net sales | $ 61,191 | $ 70,684 | $ 76,532 | $ 78,693 |
| Gross profit | 21,735 | 24,212 | 24,928 | 25,315 |
| Operating income | 2,683 | 4,357 | 5,910 | 7,811 |
| Net income | 2,473 | 3,495 | 4,005 | 5,833 |
| Earnings per share [1]: | | | | |
| Basic | $ 0.17 | $ 0.25 | $ 0.29 | $ 0.43 |
| Diluted | $ 0.17 | $ 0.24 | $ 0.28 | $ 0.42 |
| Shares used in computing earnings per share: | | | | |
| Basic | 14,474 | 14,033 | 13,919 | 13,638 |
| Diluted | 14,957 | 14,547 | 14,420 | 13,903 |

(1) The earnings per common share calculations for each of the quarters were based upon the weighted average number of shares outstanding during each period, and the sum of the quarters may not be equal to the full year earnings per share amounts.

# SCHEDULE II: Valuation And Qualifying Accounts and Reserves

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007

| DESCRIPTION | *Balance at Beginning of Period* | *Additions Charged to Costs and Expenses* | *Write-offs* | *Balance at End of Period* |
|---|---|---|---|---|
| Valuation account for inventory: | | | | |
| Year Ended December 31, 2009 | $ 1,535 | $ 3,342 | $ (3,127) | $ 1,750 |
| Year Ended December 31, 2008 | $ 1,826 | $ 2,411 | $ (2,702) | $ 1,535 |
| Year Ended December 31, 2007 | $ 2,179 | $ 2,146 | $ (2,499) | $ 1,826 |

| DESCRIPTION | *Balance at Beginning of Period* | *Additions Charged to Costs and Expenses* | *Reduction/ Write-offs* | *Balance at End of Period* |
|---|---|---|---|---|
| Valuation account for income tax: | | | | |
| Year Ended December 31, 2009 | $ 189 | — | $ (10) | $ 179 |
| Year Ended December 31, 2008 | $ 264 | — | $ (75) | $ 189 |
| Year Ended December 31, 2007 | $ 620 | — | $ (356) | $ 264 |

# Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

# Controls And Procedures

## *Disclosure Controls and Procedures*

Exchange Act Rule 13a-15(d) defines "disclosure controls and procedures" to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was performed under the supervision and with the participation of our management, including our principal executive and principal financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

## *Management's Annual Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control Integrated Framework. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

## *Changes in Internal Control Over Financial Reporting*

There have been no changes in internal controls or in other factors that may significantly affect our internal controls during 2009.

# Report Of Independent Registered Public Accounting Firm

*Board of Directors and Shareholders*
*Universal Electronics Inc.*

We have audited Universal Electronics Inc.'s (a Delaware Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Universal Electronics Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Universal Electronics Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Universal Electronics Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Electronics Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion.



*Irvine, California*
*March 15, 2010*

## *Performance Chart*

The following graph and table compares the cumulative total stockholder return with respect to our common stock versus the cumulative total return of our Peer Group Index, Standard & Poor's Small Cap 600 (the "S&P Small Cap 600") and the NASDAQ Composite Index for the five year period ended December 31, 2009. The comparison assumes that $100 is invested on December 31, 2004 in each of our common stock, the Peer Group Index, S&P Small Cap 600 and the NASDAQ Composite Index and that all dividends are reinvested. We have not paid any dividends and, therefore, our cumulative total return calculation is based solely upon stock price appreciation and not upon reinvestment of dividends. The graph and table depicts year-end values based on actual market value increases and decreases relative to the initial investment of $100, based on information provided for each calendar year by the NASDAQ Stock Market and the New York Stock Exchange.

During the five years ended December 31, 2009, three of our peer group companies were acquired and as a result the Peer Group Index is composed of only two companies. Given the decrease in the number of companies and its composition, we believe the relevance of the Peer Group Index has been impaired. As a result we have replaced the Peer Group Index with the S&P Small Cap 600 (of which we are a member). In this year of change we have shown the new and old index for comparison purposes. Beginning with our 2010 Annual Report on Form 10-K, we will no longer include the Peer Group Index.

The comparisons in the graph and table below are based on historical data and are not intended to forecast the possible future performance of our common stock.

## *Comparison of Stockholder Returns of Universal Electronics Inc., the Peer Group Index [1], S&P Small Cap 600 and the NASDAQ Composite Index*


$200
$150
$100
$ 50
$ 0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

| | 12/31/2004 | 12/31/2005 | 12/31/2006 | 12/31/2007 | 12/31/2008 | 12/31/2009 |
|---|---|---|---|---|---|---|
| Universal Electronics Inc. | $ 100 | $ 98 | $ 119 | $ 190 | $ 92 | $ 132 |
| Peer Group Index | $ 100 | $ 107 | $ 105 | $ 82 | $ 36 | $ 50 |
| S&P Small Cap 600 | $ 100 | $ 107 | $ 122 | $ 120 | $ 82 | $ 101 |
| NASDAQ Composite Index | $ 100 | $ 101 | $ 111 | $ 122 | $ 72 | $ 104 |

(1) Companies in the Peer Group Index are as follows: Harman International Industries, Inc. and Koss Corporation.

Information presented is as of the end of each calendar year for the period December 31, 2004 through 2009. This information shall not be deemed to be "solicited material" or to be "filed" with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") nor shall this information be incorporated by reference into any prior or future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

## *Corporate Information*

### DIRECTORS

**Paul D. Arling***
Chairman and
Chief Executive Officer
*Universal Electronics Inc.*
*Cypress, California*

**Satjiv S. Chahil** [2, 3]
Executive Advisor
*Hewlett-Packard Company*
*Palo Alto, California*

**William C. Mulligan** [1, 3]
Managing Director
*Primus Capital Funds*
*Cleveland, Ohio*

**J.C. Sparkman** [2, 3]
Retired Executive Vice President and Chief Operating Officer
*Telecommunications, Inc. (TCI) Denver, Colorado*

**Gregory P. Stapleton** [2]
Founder and Owner
*Falcon One Enterprises*
*Camarillo, California*

**Carl E. Vogel** [1]
Partner
*SCP Worldwide*
*New York City, New York*

**Edward K. Zinser** [1]
Chief Financial Officer
*Boingo Wireless Inc.*
*Los Angeles, California*

1 *Member, Audit Committee*
2 *Member, Compensation Committee*
3 *Member, Corporate Governance and Nominating Committee*
* *Executive Officer as defined by the Security Exchange Act of 1934.*

### OFFICERS

**Paul D. Arling***
Chairman and
Chief Executive Officer

**Bryan M. Hackworth***
Senior Vice President and
Chief Financial Officer

**Paul J.M. Bennett***
Executive Vice President and Managing Director, Europe

**Mark S. Kopaskie***
Executive Vice President and General Manager, U.S.

**Richard A. Firehammer, Jr.***
Senior Vice President, General Counsel and Secretary

**Ramzi S. Ammari**
Senior Vice President
Global Product Planning and Strategy

**David C.H. Chong**
Senior Vice President
OEM Global

**Joseph E. Miketo**
Senior Vice President
Global Operations

**Olav B.M. Pouw**
Senior Vice President
Subscription Broadcast
EMEA & Asia

**Pamela L. Price**
Senior Vice President
Subscription Broadcast
Americas

### OFFICERS

**Norman G. Sheridan**
Senior Vice President
Engineering

**Graham S. Williams**
Senior Vice President
Technology Development

**Bruce G. Annis**
Vice President
Retail Sales, North America

**Douglas J. Durrant**
Vice President
Global Information Technology

**Stephen L. Gutman**
Vice President
Cable Sales Americas

**J. Lee Haughawout**
Vice President
Program Management

**Patrick H. Hayes**
Vice President
Intellectual Property

**Louis S. Hughes**
Vice President
Corporate Development

**Emmelyn A. Klaver**
Vice President
Custom Electronics Global

**Michael J. Koch**
Vice President
Finance and Treasurer

**Menno V. Koopmans**
Vice President
Retail Sales
EMEA/International

**Hrag G. Ohannessian**
Vice President
Subscription Broadcast
OEM Americas

**Kenneth G. Sweeney**
Vice President
Global OEM Sales

### WORLDWIDE HEADQUARTERS

**Universal Electronics Inc.**
6101 Gateway Drive
Cypress, CA 90630

### EUROPEAN HEADQUARTERS

**The Netherlands**
Universal Electronics BV
Institutenweg 21 7521 PH
Enschede, Netherlands

### INVESTOR INFORMATION

**Annual Meeting of Stockholders**
June 15, 2010
4:00 p.m. PT
Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630

**Independent Registered Public Accounting Firm**
*Grant Thornton LLP*
Irvine, California

**Registrar & Transfer Agent**
*Computershare Trust Company, N.A.*
250 Royall Street
Canton, MA 02021
(800) 962-4284


UNIVERSAL
ELECTRONICS
Putting You in Control of Technology

## CERTIFICATIONS

The Company filed with the Securities and Exchange commission, as Exhibit 31 to the Company's Annual Report on Form 10-K for the 2009 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures.

## FORM 10-K

Any stockholder who desires a copy of the Company's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain a copy (excluding exhibits) without charge by addressing a request to:

**Investor Relations**
Universal Electroncis Inc.
6101 Gateway Drive
Cypress, California 90630

A charge equal to the reproduction cost will be made if the exhibits are requested. Universal Electronics' Internet address is www.uei.com. Universal Electronics makes available through its internet website its annual report on Form 10-K. Investors may also obtain a copy of our 2009 Annual Report on Form 10-K, including exhibits, from the "Investor" section of our website at www.uei.com, clicking on "SEC Filings."

## INTERNET USERS

We invite you to learn more about UEI's business and growth opportunities by visiting the "Investor" section of our website at www.uei.com. This section includes investor presentations, earnings conference calls, press releases, SEC filings, company history, and information about the company's governance and Board of Directors.

*Universal Electronics Inc. is an equal opportunity employer.*

WWW.UEI.COM

UNIVERSAL ELECTRONICS INC.
6101 GATEWAY DRIVE
CYPRESS, CA 90630